Filed pursuant to Rule 424(b)(3)
Registration No. 333-230622

Great-West SecureFoundation®
Group Fixed Deferred Annuity Certificate
Issued by:
Great-West Life & Annuity Insurance Company
April 30, 2021

This prospectus describes the Great-West SecureFoundation® Group Fixed Deferred Annuity Certificate (the “Certificate”) issued by Great-West Life & Annuity Insurance Company. The Certificate is offered to individual retirement account (“IRA”) owners that purchase shares of one of the Great-West SecureFoundation® mutual funds offered by Great-West Funds, Inc., which currently consist of the Great-West SecureFoundation® Lifetime 2020 Fund, Great-West SecureFoundation® Lifetime 2025 Fund, Great-West SecureFoundation® Lifetime 2030 Fund, Great-West SecureFoundation® Lifetime 2035 Fund, Great-West SecureFoundation® Lifetime 2040 Fund, Great-West SecureFoundation® Lifetime 2045 Fund, Great-West SecureFoundation® Lifetime 2050 Fund, Great-West SecureFoundation® Lifetime 2055 Fund, Great-West SecureFoundation® Lifetime 2060 Fund (the “SecureFoundation Lifetime Funds”), and the Great-West SecureFoundation® Balanced Fund (each, a “Covered Fund” and together, the “Covered Funds”). The Certificate provides for guaranteed income for the life of a designated person based on the Certificate Owner’s investment in one or more of the Covered Funds, provided all conditions specified in the Certificate are met, regardless of how long the designated person lives or the actual performance or value of the Covered Funds. As described in further detail throughout this Prospectus, the GLWB payments are made from your own Covered Fund value (i.e., withdrawals are made from your own money) until these GLWB payments reduce your Covered Fund value to $0, at which point we start using our own money to continue making the GLWB payments to you. As a result, it is possible that we may never make GLWB payments to you from our own money.
The Certificate has no cash value and no surrender value. The interests of the Certificate Owner in the Certificate may not be transferred, sold, assigned, pledged, charged, encumbered, or alienated in any way.
Prospective purchasers may apply to purchase a Certificate through GWFS Equities, Inc. (“GWFS Equities”), the principal underwriter for the Certificates or other broker-dealers that have entered into a selling agreement with GWFS Equities. GWFS Equities will use its best efforts to sell the Certificates, but is not required to sell any specific number or dollar amount of Certificates.
This prospectus provides important information that a prospective purchaser of a Certificate should know before investing. Please retain this prospectus for future reference.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
The Certificate:
•Is NOT a bank deposit
•Is NOT FDIC insured
•Is NOT insured or endorsed by a bank or any government agency
•Is NOT available in every state
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The purchase of the Certificate is subject to certain risks. See “Risk Factors,” below. The Certificate is novel and innovative. While we understand that the Internal Revenue Service may be considering tax issues associated with products similar to the Certificate, to date the tax consequences of the Certificate have not been addressed in published legal authorities. Under the circumstances, you should therefore consult a tax advisor before purchasing the Certificate.

SUMMARY
Preliminary Note Regarding Terms Used in This Prospectus
Certain terms used in this prospectus have specific and important meanings. Some important terms are explained below, and in most cases the meaning of other important terms is explained the first time they are used in the prospectus. You will also find in the back of this prospectus a listing of all of the terms, with the meaning of each term explained.
•The “Certificate” is the Great-West SecureFoundation® Group Fixed Deferred Certificate issued by Great-West Life & Annuity Insurance Company pursuant to the terms of a Group Fixed Deferred Annuity Contract (the “Group Contract”) issued to Great-West Trust Company, LLC (“Great-West Trust” or the “Group Contract Owner”). In certain states this may be an individual contract, which will have the same features and benefits unless otherwise noted.
•“We,” “us,” “our,” “Great-West,” or the “Company” means Great-West Life & Annuity Insurance Company.
•“You” or “yours” means the owner of the Certificate described in this prospectus. The terms “you,” “yours,” “Owner,” and “Certificate Owner” may be used interchangeably in this prospectus.
•“Covered Person” or “Covered Persons” means the person or persons, respectively, named in the Certificate whose age is used for certain important purposes under the Certificate, including determining the amount of the guaranteed income that may be provided by this Certificate.
•“Covered Fund” or “Covered Funds” refer to the Great-West SecureFoundation® Lifetime 2020 Fund, Great-West SecureFoundation® Lifetime 2025 Fund, Great-West SecureFoundation® Lifetime 2030 Fund, Great-West SecureFoundation® Lifetime 2035 Fund, Great-West SecureFoundation® Lifetime 2040 Fund, Great-West SecureFoundation® Lifetime 2045 Fund, Great-West SecureFoundation® Lifetime 2050 Fund, Great-West SecureFoundation® Lifetime 2055 Fund, Great-West SecureFoundation® Lifetime 2060 Fund and the Great-West SecureFoundation® Balanced Fund. The Covered Funds are not issued by Great-West. Great-West Funds, Inc. is the issuer of the Covered Funds and is an affiliate of Great-West.
The Certificate can be owned in the following ways:
•Sole Owner who is an individual and also the Covered Person.
•Sole Owner who is an individual and the Covered Person, with his or her spouse as the joint Covered Person.
We believe that in most cases the Certificate will have a sole Owner who is the only Covered Person. Therefore, for ease of reference, most of the discussion in this prospectus assumes you are the sole Owner and the only Covered Person under the Certificate. In some places in the prospectus, however, we explain how certain features of the Certificate differ if there are joint Covered Persons.
The following is a summary of the Certificate. You should read the entire prospectus in addition to this summary.
What is the Certificate?
Certificates are issued pursuant to the terms of the Group Contract, which is a group guaranteed income annuity contract issued by the Company and owned by Great-West Trust. Certificates are offered to IRA owners that purchase shares of a Covered Fund. Currently, there is no other way to purchase the Certificate. The Certificate provides, under certain specified conditions, for guaranteed minimum lifetime income, regardless of how long you live or how the Covered Fund performs. The Certificate does not have a cash value.
Provided all conditions of the Certificate and Group Contract are met, if the value of the shares in your Covered Fund (“Covered Fund Value”) equals zero as a result of Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the Certificate or Group Contract (e.g., IRA fees, custodian fees, advisory fees), and/or Guaranteed Annual Withdrawal(s) (“GAW”), we will make annual payments to you for the rest of your life.
The amount of the GAW that you may take may increase from time to time based on your Covered Fund Value. It may also decrease if you take Excess Withdrawals (discussed below).
The guaranteed income that may be provided by your Certificate is based on the age and life of the Covered Person (or if there are joint Covered Persons, on the age of the younger joint Covered Person and the lives of both Covered Persons) as of the date we calculate the first Installment. A joint Covered Person must be your spouse and your spouse must be your sole beneficiary under your IRA.

How much will your Certificate cost?
While your Certificate is in force, a Guarantee Benefit Fee will be calculated and deducted from your Covered Fund Value on a monthly basis. It will be paid by redeeming the number of fund shares of your Covered Fund equal to the Guarantee Benefit Fee. The Guarantee Benefit Fee is calculated as a specified percentage of your Covered Fund Value at the time the Guarantee Benefit Fee is calculated. If we do not receive the Guarantee Benefit Fee (except during the Settlement Phase), including as a result of the failure of your IRA custodian to submit it to us, the Certificate will terminate as of the date that the fee is due. We will not provide Certificate Owners with notice prior to termination of the Certificate and we will not refund the Guarantee Benefit Fee paid upon termination of the Certificate.
The Guarantee Benefit Fee pays for the insurance protections provided by the Certificate.
The guaranteed maximum or minimum Guarantee Benefit Fee we can ever charge for your Certificate is shown below. The amount we currently charge is also shown below.
•The maximum Guarantee Benefit Fee for the Certificate, as a percentage of your Covered Fund Value, on an annual basis, is 1.5%.
•The minimum Guarantee Benefit Fee for the Certificate, as a percentage of your Covered Fund Value, on an annual basis, is 0.70%.
•The current Guarantee Benefit Fee for the Certificate, as a percentage of your Covered Fund Value, on an annual basis, is 1.20%.
We may change the current Guarantee Benefit Fee at any time within the minimum and maximum range described above upon thirty (30) days prior written notice to you. We determine the Guarantee Benefit Fee based on observations of a number of experience factors, including, but not limited to, interest rates, volatility, investment returns, expenses, mortality, and lapse rates. As an example, if mortality experience improves faster than we have anticipated, and the population in general is expected to live longer than initially projected, we might increase the Guarantee Benefit Fee to reflect our increased probability of paying longevity benefits. However, improvements in mortality experience is provided as an example only, we reserve the right to change the Guarantee Benefit Fee at our discretion and for any reason, whether or not these experience factors change (although we will never increase the fee above the maximum or decrease the fee below the minimum). We do not need any particular event to occur before we may change the Guarantee Benefit Fee.
The Guarantee Benefit Fee is in addition to any charges that are imposed in connection with advisory, custodial and other services, and charges imposed by the Covered Funds. Because the Covered Funds are offered by an affiliated company, we may benefit indirectly from the charges imposed by the Covered Funds.
Premium taxes may be applicable in certain states. Premium tax applicability and rates vary by state and may change. We reserve the right to deduct any such tax from premium when received.
Can you cancel your Certificate?
You may cancel your Certificate by causing the Covered Fund Value or the Benefit Base of each Covered Fund to be reduced to zero prior to the Settlement Phase due to one or more Excess Withdrawals or by failing to pay the Guarantee Benefit Fee. However, if the Excess Withdrawal(s) occurs as a result of a same day Transfer between Covered Funds (i.e., shares of a Covered Fund are sold and shares of another Covered Fund are purchased on the same day), then your Certificate will not be canceled even if the Benefit Base of the Covered Fund(s) is reduced to zero.
What protection does the Certificate provide?
The Certificate provides two basic protections to Certificate Owners who purchase this Certificate as a source or potential source of lifetime retirement income or other long-term purposes. Provided that certain conditions are met, the Certificate protects the Certificate Owner from:
•longevity risk, which is the risk that a Certificate Owner will outlive the assets invested in the Covered Fund; and
•income volatility risk, which is the risk of downward fluctuations in a Certificate Owner’s retirement income due to changes in market performance.
Both of these risks increase as a result of poor market performance early in retirement. Point-in-time risk (which is the risk of retiring on the eve of a down market) significantly contributes to both longevity and income volatility risk.

The Certificate does not provide a guarantee that the Covered Fund or your IRA will retain a certain value or that the value of the Covered Fund or IRA will remain steady or grow over time. Instead, it provides for a guarantee, under certain specified conditions, that regardless of the performance of the Covered Funds in your Account and regardless of how long you live, you will be able to receive a guaranteed level of annual income for life. Therefore, it is important for you to understand that while the preservation of capital may be one of your goals, the achievement of that goal is not guaranteed by the Certificate.
How does your Certificate work?
The Certificate has three phases: an “Accumulation Phase,” a “GAW Phase,” and a “Settlement Phase.”
•The Accumulation Phase: During the Accumulation Phase, you may make additional Certificate Contributions to your Covered Fund, which establishes your Benefit Base (this is the sum of all Certificate Contributions minus any withdrawals and any adjustments made on the “Ratchet Date” as described later in this prospectus), and take withdrawals from your IRA just as you otherwise would be permitted to (although Excess Withdrawals will reduce the amount of the Benefit Base under the Certificate). You are responsible for managing your withdrawals during the Accumulation Phase.
•The GAW Phase: After you (or if there are joint Covered Persons, the younger joint Covered Person) have turned age 55, then you can enter the GAW Phase and begin to take GAWs (which are annual withdrawals that do not exceed a specified amount) without reducing your Benefit Base. GAWs before age 59 1∕2 may result in certain tax penalties.
•Settlement Phase: If your Covered Fund Value falls to zero as a result of Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the Certificate or Group Contract (e.g., IRA fees, custodian fees, advisory fees), and/or GAWs, the Settlement Phase will begin. During the Settlement Phase, we make Installments to you for as long as you live. However, the Settlement Phase may never occur, depending on how long you live and how well the Covered Fund performs.
The Installments that you may receive when you are in the GAW Phase or Settlement Phase are determined by multiplying your Benefit Base by the GAW Percentage (GAW%), which is determined by the age of the Covered Person(s) as of the date we calculate the first Installment. As described in more detail below, the amount of the Installments may increase on an annual basis during the GAW Phase due to positive Covered Fund performance, and will decrease as a result of any Excess Withdrawals.
If you withdraw any of your Covered Fund Value during the Accumulation Phase to satisfy any contribution limitation imposed under federal law, we will consider that to be an Excess Withdrawal. Any withdrawals to satisfy your required distribution obligations under the Code will be considered an Excess Withdrawal if taken during the Accumulation Phase. As a result, those who will be subject to required minimum distributions should consider the appropriateness of this product. You should consult a qualified tax advisor regarding contribution limits and other tax implications. We will deem withdrawals taken during the GAW Phase to meet required minimum distribution requirements, in the proportion of your Covered Fund Value to your overall IRA balance (and not taking into account any other IRAs you own), to be within the contract limits for your Certificate and will not treat such withdrawals as Excess Withdrawals.
How do you purchase a Certificate?
You are required to purchase a Certificate in connection with your purchase of shares of a Covered Fund. However, the actual date of purchase of the Certificate will depend on which Covered Fund shares you purchase. For the Great-West SecureFoundation® Lifetime Funds, you will not be deemed to have actually purchased the Certificate until the first business day of the year that is ten years prior to the date in the name of the fund. There is no minimum initial investment. The Certificates are issued in accordance with the terms of the Group Contract issued by us to Great-West Trust. The Group Contract is a group fixed deferred annuity contract. You may invest any amount in any Covered Fund. However, your Benefit Base is limited to $5,000,000. Any amount over $5,000,000 will not increase your Benefit Base.
The Certificate may only be purchased under the Group Contract by owners of applicable IRAs. You may elect to purchase a Certificate by completing an application or other form authorized by us. If this form is accepted by us at our Administrative Office, we will issue a Certificate to you describing your rights and obligations.
What are the Designated Investment Options?
The following is a list of the currently available Covered Funds:
Great-West SecureFoundation® Lifetime 2020 Fund	Great-West SecureFoundation® Lifetime 2045 Fund

Great-West SecureFoundation® Lifetime 2025 Fund	Great-West SecureFoundation® Lifetime 2050 Fund
Great-West SecureFoundation® Lifetime 2030 Fund	Great-West SecureFoundation® Lifetime 2055 Fund
Great-West SecureFoundation® Lifetime 2035 Fund	Great-West SecureFoundation® Lifetime 2060 Fund
Great-West SecureFoundation® Lifetime 2040 Fund	Great-West SecureFoundation® Balanced Fund
In general, if you purchase shares of one of the Covered Funds, you are required to purchase the Certificate. However, the actual date of purchase will depend on which Covered Fund shares you purchase. For the Great-West SecureFoundation® Lifetime Funds, you will not be deemed to have purchased the Certificate until the first business day of the year that is ten years prior to the date in the name of the fund. Thus, it is possible to redeem the shares of a Great-West SecureFoundation® Lifetime Fund prior to the date in which you would have been deemed to have purchased the Certificate. For example, if you purchase shares of the Great-West SecureFoundation® Lifetime 2055 Fund today, you will not purchase the Certificate until January 3, 2045, you will not have any rights or benefits under the Certificate until January 3, 2045, and you will not be charged the Guarantee Benefit Fee until the end of January 2045 and, if you choose to redeem all of your shares prior to January 3, 2045, you will not be charged the Guarantee Benefit Fee.
You may also later decide that you do not want to maintain the Certificate. If so, you will need to redeem all of your shares in the Covered Fund in order to cancel the Certificate. You cannot remain invested in a Covered Fund without owning a Certificate.
Is the Certificate right for you?
The Certificate may be right for you if you believe that you may outlive your retirement investments or are concerned about market risk. If you believe that your retirement investments will be sufficient to provide for your retirement expenses regardless of market performance or your lifespan, then the Certificate may not be right for you.
The Certificate does not protect the actual value of your investments in your IRA or guarantee the Covered Fund Value. For example, if you invest $500,000 in a Covered Fund, and your Covered Fund Value has dropped to $400,000 on the Initial Installment Date, we are not required to add $100,000 to your Covered Fund Value. Instead, the Certificate guarantees that when you reach the Initial Installment Date, you may begin GAWs based upon a Benefit Base of $500,000, rather than $400,000 (so long as specified conditions are met).
The GAWs are made from your own investment (i.e., GAWs are made from withdrawals of your own money). We start using our money to make Installments to you only if your Covered Fund Value is reduced to zero due to Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the Certificate or Group Contract (e.g., IRA fees, custodian fees, advisory fees), and/or GAWs. We limit our risk under the Certificate in this regard by limiting the amount you may withdraw each year to your GAWs. If you need to take Excess Withdrawals, you may not receive the full benefit of the Certificate. For further information, see “The Accumulation Phase– Excess Withdrawals During the Accumulation Phase” and “The GAW Phase– Excess Withdrawals During the Accumulation Phase,” below.
If the return on your Covered Fund Value over time is sufficient to generate gains that can sustain constant GAWs, we may never pay you GAWs from our own money, which means the Certificate would not have provided any financial gain to you. Conversely, if the return on your Covered Fund Value over time is not sufficient to generate gains that can sustain constant GAWs, then the Certificate would be beneficial to you.
You should discuss your investment strategy and risk tolerance with your financial advisor before purchasing the Certificate. You should consider the payment of the Guarantee Benefit Fee (which is in addition to any fee paid for the Covered Fund) relative to the benefits and features of the Certificate, your risk tolerance, and proximity to retirement.
RISK FACTORS REGARDING THE CERTIFICATE
There are a number of risks associated with the Certificate as described below.
The guarantee that may be provided under the Certificate is contingent on several conditions being met. In certain circumstances you may not realize a benefit from the Certificate.
•You may die before receiving payments from us or you may not live long enough to receive enough income to exceed the amount of the Guarantee Benefit Fees paid. If you (assuming that you are the sole Covered Person) die before the Covered Fund Value is reduced to zero, you will never receive any payments under the Certificate. The Certificate does not have any cash value or provide a death benefit. Furthermore, even if you begin to receive Installments in the

Settlement Phase, you may die before receiving an amount equal to or greater than the amount you have paid in Guarantee Benefit Fees.
•The Covered Funds may perform well enough so that you may not need the guarantee that may otherwise be provided by the Certificate. The Covered Funds are managed by a registered investment adviser, Great-West Capital Management, LLC (“GWCM”), a wholly owned subsidiary of Great-West. GWCM manages the Great-West SecureFoundation® Lifetime Funds to become more conservative as time goes on, which may minimize the likelihood that you will experience a significant loss of capital at an advanced age. GWCM also has the flexibility to manage the Great-West SecureFoundation® Balanced Fund conservatively. Therefore, there is a good chance that the Covered Funds will perform well enough that GAWs will not reduce Covered Fund Value to zero. As a result, the likelihood that we will make payments to you is minimal. In this case, you will have paid us the Guarantee Benefit Fee for the life of your Certificate and received no payments in the Settlement Phase in return.
•You may need to make Excess Withdrawals, which have the potential to substantially reduce or even terminate the benefits available under the Certificate. Because personal financial needs can arise unpredictably (e.g., unexpected medical bills), you may need to make a withdrawal from your Covered Fund before the start of the GAW Phase or following the start of the GAW Phase in an amount larger than the GAW. These types of withdrawals are Excess Withdrawals that will reduce or eliminate the guarantee that may otherwise be provided by the Certificate. There is no provision under the Certificate to cure any decrease in the benefits due to Excess Withdrawals. To avoid making Excess Withdrawals, you will need to carefully manage your withdrawals. The Certificate does not require us to warn you of Excess Withdrawals or other actions with adverse consequences.
•You may choose to cancel your Certificate prior to a severe market downturn. The Certificate is designed to protect you from outliving the assets in your Covered Fund. If you terminate the Certificate before reaching the GAW Phase or Settlement Phase, we will not make payments to you, even if subsequent Covered Fund performance reduces your Covered Fund Value to zero.
•You might not begin making GAWs at the most financially beneficial time for you. Because of decreasing life expectancy as you age, in certain circumstances, the longer you wait to start taking GAWs, the less likely it is that you will benefit from your Certificate. On the other hand, the earlier you begin taking GAWs, the lower the GAW Percentage you will receive and therefore the lower your GAWs (if any) will be. Because of the uncertainty of how long you will live and how your investments will perform over time, it will be difficult for you to determine the most financially beneficial time to begin making GAWs.
•If you terminate or change the provider of your IRA, you may never receive a benefit from the Certificate. The Certificate is currently available to participants in certain IRAs. The Certificate is held by the IRA trustee or custodian as an asset of each participant’s IRA. If your IRA is terminated, such as by a full distribution of all of the assets in the IRA, or moved to an IRA provider that does not offer the Certificate, you will cause your Certificate to terminate. In that case, you may never receive a benefit from the Certificate, and the Guarantee Benefit Fee will not be refunded.
•We reserve the right to increase the Guarantee Benefit Fee at any time. If we increase the Guarantee Benefit Fee, then depending upon how long you live, you may not receive enough income to exceed the amount of total fees paid.
•The deduction of the Guarantee Benefit Fee each month will negatively affect the growth of your Covered Fund Value. The growth of your Covered Fund Value is likely important to you because you may never receive Installments during Settlement Phase. Therefore, depending on how long you live and how your investments perform, you may be financially better off without purchasing the Certificate.
•The Certificate limits your investment choices. Only certain funds are available under the Certificate. These Covered Funds may be managed in a more conservative fashion than other mutual funds available to you. If you do not purchase the Certificate, it is possible that you may invest in other mutual funds (or other types of investments) that experience higher growth or lower losses, depending on the market, than the Covered Funds experience. It is impossible to know how various investments will fare on a comparative basis.
•Covered Funds may become ineligible. If the Covered Fund that you invest in becomes ineligible for the Certificate, you must Transfer the Covered Fund Value to another Covered Fund in order to keep the Certificate in force. If the Transfer is not a same day Transfer, then it could cause your Certificate to be canceled. See “Adding and Removing Covered Funds,” below. We reserve the right to designate Covered Funds that were previously eligible for use with the Certificate as ineligible for use with the Certificate, for any reason including due to changes to their investment objectives. In the event that all Covered Funds become ineligible or are liquidated, we will designate a new fund as a Covered Fund. The new Covered Fund may have higher fees and charges and different investment objectives/strategies than the ineligible Covered Fund. In addition, designating a new fund as a Covered Fund may result in an increase in the current Guarantee Benefit

Fee, which will not exceed the maximum Guarantee Benefit Fee of 1.5%. The Guarantee Benefit Fee will not be refunded if the Covered Funds become ineligible or are liquidated.
The Group Contract and Certificate may terminate:
•The Group Contract Owner or Great-West may terminate the Group Contract. If the Group Contract Owner or Great-West terminates the Group Contract, such termination will not adversely affect your rights under the Group Contract, except that we will not permit additional Certificate Contributions to the Covered Fund. However, we will accept reinvested dividends and capital gains. You will still be obligated to pay the Guarantee Benefit Fee. See “Termination of the Group Contract,” below.
•The IRA may terminate. IRAs can be terminated, such as by a full distribution of all of the assets in the IRA. You generally can choose to discontinue your own IRA, and either receive a distribution from the IRA or transfer it to another IRA provider. Also, most IRA providers reserve the right to resign from the IRA; if that happens, in most cases you can choose to have your IRA either distributed to you or transferred to another IRA provider. In the event of a complete IRA termination, either because your IRA is distributed to you or transferred to another IRA provider that does not offer the Certificate, then all benefits, rights, and privileges provided by the Group Contract, including without limitation, the Certificate, shall terminate. In this event, you may choose to utilize the Covered Fund Value in the ways described later in this prospectus under “Termination of the Group Contract—Other Termination.” The Guarantee Benefit Fee will not be refunded if the IRA terminates.
•The Certificate will terminate if the Guaranteed Benefit Fee is not paid. If we do not receive the Guarantee Benefit Fee (except during Settlement Phase), including as a result of the failure of your IRA custodian to submit it to us, the Certificate will terminate as of the date that the fee is due.
Your receipt of payments from us is subject to our claims paying ability.
Any payments we are required to make to you under the Certificate will depend on our long-term ability to make such payments.
We will make all payments under the Certificate in Settlement Phase from our general account, which is not insulated from the claims of our third party creditors. Therefore, your receipt of payments from us is subject to our claims paying ability. The Covered Funds do not make payments under the GLWB. COVID-19 and the resulting impacts on economic conditions and the financial markets may have a material adverse effect on the Company’s business and financial condition. The extent to which the Company’s business may be impacted depends on future developments, which cannot be predicted at this time.
Currently, our financial strength is rated by three nationally recognized statistical rating organizations (“NRSRO”), ranging from superior to excellent to very strong. Our ratings reflect the NRSROs’ opinions that we have a superior, excellent, or a very strong ability to meet our ongoing obligations. An excellent and very strong rating means that we may have somewhat larger long-term risks than higher rated companies that may impair our ability to pay benefits payable on outstanding insurance policies on time. The financial strength ratings are the NRSROs’ current opinions of our financial strength with respect to our ability to pay under our outstanding insurance policies according to their terms and the timeliness of payments. The NRSRO ratings are not specific to the Certificate.
Additional information regarding the Company and its financial condition may be found in this prospectus under “Financial Condition of the Company” as well as Appendix A, which shows the audited financial statements of the Company.
There may be tax consequences associated with the Certificate:
•The Certificate is novel and innovative and to date, the tax consequences of the Certificate have not been addressed in published legal authorities. You should consult a tax advisor before purchasing a Certificate. See “Taxation of the Certificate” below for further discussion of tax issues relating to the Certificate.
Other Information:
•You should be aware of various regulatory protections that do and do not apply to the Certificate. Your Certificate is registered in accordance with the Securities Act of 1933. The issuance and sale of your Certificate must be conducted in accordance with the requirements of the Securities Act of 1933.
•We have elected to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (“1934 Act”) from the requirements to file reports pursuant to Section 15(d) of that Act. In reliance on that exemption, Great-West Life & Annuity Insurance Company will not file the periodic reports that would otherwise be required under the 1934 Act. Annual Audited Financial Statements and other information regarding the Company required by the Securities Act of 1933 will be provided annually in this prospectus.

•We are neither an investment company nor an investment adviser and do not provide investment advice to you in connection with the Certificate. Therefore, we are not governed by the Investment Advisers Act of 1940 (the “Advisers Act”) or the Investment Company Act of 1940 (the “1940 Act”). Accordingly, the protections provided by the Advisers Act and the 1940 Act are not applicable with respect to our sale of the Certificate to you.
•The Certificate does not protect the assets in your IRA from your creditors. The assets in your IRA are owned by you and not us. We have no control over any of the assets in your IRA. The assets in your IRA are not subject to our creditors. However, assets in your IRA may be subject to being directly attached by your creditors. Any liquidation of any Covered Fund will be considered an Excess Withdrawal and it may reduce your Benefit Base.
THE CERTIFICATE
The Certificate is a group fixed deferred annuity certificate. Certificates are offered only to IRA owners whose assets are invested in one or more Covered Funds. The Certificates are designed for IRA owners who intend to use the investments in the Covered Fund in their IRA as the basis for periodic withdrawals (such as systematic withdrawal programs involving regular annual withdrawals of a certain percentage of the Covered Fund Value) to provide income payments for retirement or for other purposes. For more information about the Covered Funds, you should talk to your advisor and review the accompanying prospectuses for the Covered Funds.
Provided that specified conditions are met, the Certificate provides for a guaranteed income over the remaining life of the Certificate Owner (or, if these are joint Covered Persons, the remaining lives of both joint Covered Persons), should the Covered Fund Value equal zero as a result of GAWs, the Guarantee Benefit Fee, certain other fees that are not directly associated with the Certificate or Group Contract (e.g., IRA fees, custodian fees, advisory fees), and/or Covered Fund performance.
INVESTMENT OPTIONS– THE COVERED FUNDS
The Certificate provides protection relating to your Covered Funds by ensuring that, regardless of how your Covered Fund(s) actually performs or the actual Covered Fund Value when you begin your GAWs for retirement or other purposes, you will receive predictable income payments for as long as you live so long as specified conditions are met.
In general, if you purchase shares of one of the Covered Funds, you are required to purchase the Certificate. Currently, you may elect to purchase the Certificate by completing the election form and purchasing one or more of the Covered Funds described below. The actual date of purchase of the Certificate will depend on which Covered Fund shares you purchase. For the Great-West SecureFoundation® Lifetime Funds, you do not actually purchase the Certificate until the first Business Day of the year that is ten years prior to the date in the name of the fund, which is known as the “Guarantee Trigger Date.” (The Guarantee Trigger Date is also your Certificate Election Date.) Thus, it is possible to redeem the shares of a Great-West SecureFoundation® Lifetime Fund prior to the Guarantee Trigger Date. For example, if you purchase shares of the Great-West SecureFoundation® Lifetime 2055 Fund, you will not purchase the Certificate until January 3, 2045, you will not have any rights or benefits under the Certificate until January 3, 2045, and you will not be charged the Guarantee Benefit Fee until the end of January 2045, and if you choose to redeem all of your shares prior to January 3, 2045, you will not be charged the Guarantee Benefit Fee.
If you later decide that you do not want to maintain the Certificate, you will need to redeem all of your shares in the Covered Fund in order to cancel the Certificate. You cannot remain invested in a Covered Fund without owning a Certificate.
You should note that the Company issues the Certificates, but the Company is not your investment adviser and does not provide investment advice to you in connection with the Certificate.
As described in more detail in the Covered Fund prospectuses, in addition to the Guarantee Benefit Fee, there are certain fees and charges associated with the Covered Funds, which may reduce your Covered Fund Value. These fees may include management fees, distribution fees, acquired fund fees and expenses, redemption fees, exchange fees, advisory fees, and/or administrative fees.
The following information about the Covered Funds is only a summary of important information you should know. More detailed information about the Covered Funds' investment strategies and risks are included in each Covered Fund’s prospectus. Please read that separate prospectus carefully before investing in a Covered Fund.
The Covered Funds are managed by an investment adviser affiliated with us, which may have an incentive to manage the funds in a way to reduce volatility of the funds' returns in order to lower the amounts that we have to pay under the Certificate. Offering the Certificate in connection with your investment in the Covered Funds, therefore, may subject us to a potential conflict of interest. Reducing volatility may have the effect of lowering the returns of the Covered Funds relative to other funds. This may suppress the value of the benefits provided by the Certificate because your Benefit Base will reset only when your Covered Fund Value is higher than your Benefit Base. We took into account the Covered Funds’ use of strategies to lower volatility when we selected them for use with this Certificate.
GREAT-WEST SECUREFOUNDATION® BALANCED FUND
The fund is designed for investors seeking a professionally designed asset allocation program to simplify the accumulation of assets prior to retirement together with the potential benefit of the guarantee that may be provided by the Certificate. The fund strives to provide shareholders with a high level of diversification primarily through both a professionally designed asset allocation model and professionally selected investments in underlying portfolios (the “Underlying Portfolios”). The intended benefit of asset allocation is diversification, which is expected to reduce volatility over the long-term.
The fund is a “fund of funds” that pursues its investment objective by investing in other mutual funds, including Underlying Portfolios that may or may not be affiliated with the Great-West SecureFoundation® Balanced Fund, cash and cash equivalents.
Only the Investor Class shares of the Great-West SecureFoundation® Balanced Fund is available.
Investment Objective
The fund seeks long-term capital appreciation and income.
GREAT-WEST SECUREFOUNDATION® LIFETIME FUNDS
There are nine separate Great-West SecureFoundation® Lifetime Funds. These are the:
Great-West SecureFoundation® Lifetime 2020 Fund
Great-West SecureFoundation® Lifetime 2025 Fund
Great-West SecureFoundation® Lifetime 2030 Fund
Great-West SecureFoundation® Lifetime 2035 Fund
Great-West SecureFoundation® Lifetime 2040 Fund
Great-West SecureFoundation® Lifetime 2045 Fund
Great-West SecureFoundation® Lifetime 2050 Fund
Great-West SecureFoundation® Lifetime 2055 Fund
Great-West SecureFoundation® Lifetime 2060 Fund
Each Great-West SecureFoundation® Lifetime Fund provides an asset allocation strategy and is designed to meet certain investment goals based on an investor’s investment horizon (such as projected retirement date) and personal objectives.
Each Great-West SecureFoundation® Lifetime Fund is a “fund of funds” that pursues its investment objective by investing in other mutual funds, including mutual funds that may or may not be affiliated with the Great-West SecureFoundation® Lifetime Funds (collectively, “Underlying Portfolios”), a fixed interest contract issued and guaranteed by GWL&A, cash, and cash equivalents. The Great-West SecureFoundation® Lifetime Funds use asset allocation strategies to allocate assets among the Underlying Portfolios.
Only the Investor Class shares of the Great-West SecureFoundation® Lifetime Funds are available.
Investment Objective
Each Great-West SecureFoundation® Lifetime Fund seeks long-term capital appreciation and income consistent with its current asset allocation.
ADDING AND REMOVING COVERED FUNDS
We may, without the consent of you or the Group Contract Owner, offer new Covered Fund(s) or cease offering Covered Fund(s). We will notify the Group Contract Owner whenever the Covered Fund(s) are changed. If we cease offering a Covered Fund in which you are invested, then you must Transfer the Covered Fund Value to another Covered Fund in order to keep the Certificate in force. This Transfer must be a same day Transfer between Covered Funds (i.e., shares of a Covered Fund are sold and shares of another Covered Fund are purchased on the same day). If it is not a same day Transfer between Covered Funds, then this is considered an Excess Withdrawal. Excess Withdrawals could cause the Benefit Base of the Covered Fund(s) to be reduced to zero, which would generally cause your Certificate to be canceled. In the event that we cease offering all of the Covered Funds, we will designate a new fund as a Covered Fund. The new Covered Fund may have higher fees and charges and different investment objectives/strategies than the ineligible Covered Fund. In addition, designating a new fund as a Covered Fund, may result in an increase in the current Guarantee Benefit Fee, which will not exceed the maximum Guarantee Benefit Fee of 1.5%.
IRA ROLLOVERS
You may fund your IRA with proceeds rolled over or directly transferred from a tax-deferred retirement plan established under Section 401(a), 401(k), 403(b), or 457(b) of the Code (“tax-deferred retirement plan”). If your rollover is from a tax-deferred retirement plan and you have previously elected a Great-West guaranteed lifetime withdrawal product as part of your investments in your tax-deferred retirement plan, your Benefit Base may be equal to your benefit base as it existed under your prior tax-deferred retirement plan immediately prior to your rollover. Your new Benefit Base after the IRA rollover will only equal the benefit base you had under your tax-deferred retirement plan if you: (a) invest the rollover or transfer proceeds covered by the Great-West guaranteed lifetime withdrawal benefit product immediately prior to distribution from the tax-deferred retirement plan in the Covered Fund(s); (b) invest in the same Covered Fund approved by Great-West, as described below, except if you are in Settlement Phase; and (c) you Request the restoration of the benefit base as it existed under your tax-deferred retirement plan. To maintain the same Benefit Base, you must be in the same Phase that you were in at the time of the rollover or transfer after the rollover or transfer is complete. If you do not meet these requirements, a new Benefit Base will be established that is equal to your Covered Fund Value as of the date of the rollover and your Guarantee Benefit fee will be calculated as a percentage of your Covered Fund Value.
In order to be eligible to maintain your Benefit Base from your tax-deferred retirement plan, you must invest in the corresponding Covered Fund in the IRA as described below:
Covered Fund held in tax-deferred retirement plan	Corresponding Covered Fund in IRA
Great-West SecureFoundation® Balanced Fund	Great-West SecureFoundation® Balanced Fund– Investor Class
Great-West SecureFoundation® Lifetime 2020 Fund	Great-West SecureFoundation® Lifetime 2020 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2025 Fund	Great-West SecureFoundation® Lifetime 2025 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2030 Fund	Great-West SecureFoundation® Lifetime 2030 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2035 Fund	Great-West SecureFoundation® Lifetime 2035 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2040 Fund	Great-West SecureFoundation® Lifetime 2040 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2045 Fund	Great-West SecureFoundation® Lifetime 2045 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2050 Fund	Great-West SecureFoundation® Lifetime 2050 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2055 Fund	Great-West SecureFoundation® Lifetime 2055 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2060 Fund	Great-West SecureFoundation® Lifetime 2060 Fund– Investor Class
Great-West SecureFoundation® Balanced Trust	Great-West SecureFoundation® Balanced Fund– Investor Class
Great-West SecureFoundation® Lifetime 2020 Trust	Great-West SecureFoundation® Lifetime 2020 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2025 Trust	Great-West SecureFoundation® Lifetime 2025 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2030 Trust	Great-West SecureFoundation® Lifetime 2030 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2035 Trust	Great-West SecureFoundation® Lifetime 2035 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2040 Trust	Great-West SecureFoundation® Lifetime 2040 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2045 Trust	Great-West SecureFoundation® Lifetime 2045 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2050 Trust	Great-West SecureFoundation® Lifetime 2050 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2055 Trust	Great-West SecureFoundation® Lifetime 2055 Fund– Investor Class
Great-West SecureFoundation® Lifetime 2060 Trust	Great-West SecureFoundation® Lifetime 2060 Fund– Investor Class
Your new Covered Fund Value after the IRA rollover will initially equal the Covered Fund Value as of the date of the rollover. We will calculate your Guarantee Benefit Fee as a specified percentage of your Covered Fund Value.

THE ACCUMULATION PHASE
As stated previously in this prospectus, the Certificate has three phases: an “Accumulation Phase,” “GAW Phase,” and “Settlement Phase.” The Accumulation Phase is described in the following section of this prospectus.
The Accumulation Phase is the period of time between the Certificate Election Date, which is the date your Certificate is issued by Great-West, and the first day of the GAW Phase. During this Phase, you will establish your Benefit Base which will be used later to determine the amount of your GAWs.
Covered Fund Value
Your Covered Fund Value is the aggregate value of the shares in each Covered Fund held in your Account. If your Covered Fund Value is reduced to zero as a result of Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the Certificate or Group Contract ( e.g., IRA fees, custodian fees, advisory fees), and/or GAWs, we will make annual payments to you for the rest of your life. See “The Settlement Phase,” below. Your Covered Fund Value also determines the amount of the Guarantee Benefit Fee we deduct under the Certificate. See “Guarantee Benefit Fee,” below.
Your Covered Fund Value is an actual cash value separate from your Benefit Base (which is only used to calculate Installment Payments during the GAW Phase and the Settlement Phase). Your Covered Fund Value and your Benefit Base may not be equal to one another.
We do not increase or decrease your Covered Fund Value. Rather, your Covered Fund Value is increased or decreased in the same manner that all mutual fund values increase or decrease. For example, reinvested dividends, settlements, and positive Covered Fund performance (including capital gains) will increase your Covered Fund Value, and fees and expenses associated with the Covered Funds and negative Covered Fund performance (including capital losses) will decrease your Covered Fund Value.
Your Covered Fund Value will also increase each time you purchase additional fund shares, such as by making a Certificate Contribution, and will decrease each time you redeem shares, such as through payment of the Guarantee Benefit Fee or as a result of Distributions, Excess Withdrawals, Installments, and Transfers from a Covered Fund to another investment option offered under the IRA (other than another Covered Fund).
Your Covered Fund Value is not affected by any Ratchet or Reset of the Benefit Base (described below).
Benefit Base
Your Benefit Base is separate from your Covered Fund Value. It is not a cash value. Rather, your Benefit Base is used to calculate Installment Payments during the GAW Phase and the Settlement Phase. Your Benefit Base and your Covered Fund Value may not be equal to one another.On your Certificate Election Date, the initial Benefit Base is equal to your Covered Fund Value on that date. However, if your initial Certificate Contribution is a rollover from a tax deferred retirement plan, your Benefit Base may instead equal the benefit base you had under your tax deferred retirement plan. See “IRA Rollovers,” above, for more information. Each Covered Fund will have its own Benefit Base. A Covered Fund Benefit Base cannot be transferred to another Covered Fund unless the covered Fund in which you are invested is eliminated or liquidated by us.
•We increase your Benefit Base on a dollar-for-dollar basis each time you make a Certificate Contribution.
•We decrease your Benefit Base on a proportionate basis each time you make an Excess Withdrawal.
•On each Ratchet Date (described below), we will increase your Benefit Base to equal your current Covered Fund Value if your Covered Fund Value is greater than your Benefit Base. (If so, your Benefit Base will then reflect positive Covered Fund performance.)
A few things to keep in mind regarding the Benefit Base:
•The Benefit Base is used only for purposes of calculating your Installment Payments during the GAW Phase and the Settlement Phase. It has no other purpose. The Benefit Base does not provide and is not available as a cash value or settlement value.
•It is important that you do not confuse your Benefit Base with the Covered Fund Value.
•During the Accumulation Phase and the GAW Phase, the Benefit Base will be re-calculated each time you make a Certificate Contribution or Excess Withdrawal, as well as on an annual basis as described below, which is known as your Ratchet Date.

Subsequent Certificate Contributions to Your Account
During the Accumulation Phase, you may make additional Certificate Contributions to the Covered Funds in addition to your initial Certificate Contribution. Subsequent Certificate Contributions can be made by cash deposit (subject to limitations under federal tax law), Transfers, or may include rollovers from other retirement accounts. Additional Certificate Contributions may not be made after the Accumulation Phase ends.
All additional Certificate Contributions made after the Certificate Election Date will increase the Benefit Base dollar-for-dollar on the date the Certificate Contribution is made. We will not consider the additional purchase of shares of a Covered Fund through reinvested dividends, capital gains, and/or settlements to be a Certificate Contribution. However, they will increase the Covered Fund Value.
Great-West reserves the right to refuse additional Certificate Contributions at any time and for any reason. Exercising this right may limit your ability to increase your Benefit Base by making additional Certificate Contributions. If Great-West refuses additional Certificate Contributions, you will retain all other rights under the Certificate.
Ratchet Date Adjustments to the Benefit Base
During the Accumulation Phase, the Benefit Base will be evaluated and, if necessary, adjusted on an annual basis. This is known as the Ratchet Date and it occurs on the anniversary of the Certificate Election Date. It is important to be aware that even though your Covered Fund Value may increase throughout the year due to dividends, capital gains, or settlements from the underlying Covered Fund, the Benefit Base will not similarly increase until the next Ratchet Date. Unlike Covered Fund Value, your Benefit Base will never decrease solely due to negative Covered Fund performance.
On each Ratchet Date during the Accumulation Phase, the Benefit Base is automatically adjusted (“ratcheted”) to the greater of:
(a)
the current Benefit Base; or
(b)
the current Covered Fund Value.
Example of Ratchet Date Adjustments during the Accumulation Period
Assume the following:
Benefit Base on Certificate Election Date (of January 2) = $100,000
Covered Fund Value on Certificate Election Date = $100,000
Increase in Covered Fund Value due to Dividends and Capital Gains paid July 1 = $5,000
Covered Fund Value on July 1 = $105,000
Benefit Base on July 1 = $100,000
No other Certificate Contributions, Dividends, or Capital Gains are paid to the Account for the rest of the year.
Covered Fund Value on January 2 of the following year = $105,000
So, because the Covered Fund Value is greater than the Benefit Base on the Ratchet Date (January 2 of the following year), the Benefit Base is adjusted to $105,000 effective January 2.
Excess Withdrawals During the Accumulation Phase
Because the Certificate is held in your IRA, you may make withdrawals or change your Account investments at any time and in any amount that you wish, subject to any federal tax limitations. During the Accumulation Phase, however, any withdrawals or Transfers from your Covered Fund Value will be categorized as Excess Withdrawals. Any withdrawals to satisfy your required distribution obligations under the Code will be considered an Excess Withdrawal if taken during the Accumulation Phase.
You should carefully consider the effect of an Excess Withdrawal on both the Benefit Base and the Covered Fund Value during the Accumulation Phase, as this may affect your future benefits under the Certificate. In the event you decide to take an Excess Withdrawal, as discussed below, your Covered Fund Value will be reduced dollar-for-dollar in the amount of the Excess Withdrawal. The Benefit Base will be reduced at the time the Excess Withdrawal is made by the ratio of the Covered Fund Value after the Excess Withdrawal reduction is applied. Accordingly, your Benefit Base will be reduced by more than the amount of the withdrawal when your Benefit Base is greater than your Covered Fund Value, which is likely to occur after periods of negative market performance.

Example of Effects of an Excess Withdrawal taken during the Accumulation Period
Assume the following:
Covered Fund Value before the Excess Withdrawal adjustment = $50,000
Benefit Base = $100,000
Excess Withdrawal amount: $10,000
So,
Covered Fund Value after adjustment = $50,000 - $10,000 = $40,000
Covered Fund Value adjustment = $40,000/$50,000 = 0.80
Adjusted Benefit Base = $100,000 x 0.80 = $80,000
Types of Excess Withdrawals
All Distributions and Transfers during the Accumulation Phase, including Transfers from one Covered Fund to another, are treated as Excess Withdrawals. An Excess Withdrawal will reduce your Benefit Base and Covered Fund Value. A Distribution occurs when money is paid to you from the Covered Fund Value. A Transfer occurs when you transfer money from a Covered Fund to another IRA investment. A Transfer will occur even if you transfer money from one Covered Fund to a different Covered Fund in your IRA. If you Transfer any amount out of out of the Great-West SecureFoundation® Balanced Fund or the Great-West SecureFoundation® Lifetime Funds after the Guarantee Trigger Date, then you will be prohibited from making any Transfers into the same Covered Fund for at least ninety (90) calendar days.
Note: The Certificate does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any withdrawals or other types of transactions involving your Covered Fund. You should carefully monitor your Covered Fund, any withdrawals from your Covered Fund, and any changes to your Benefit Base. You may contact us at (866) 317-6586 for information about your Benefit Base.
Treatment of a Distribution During the Accumulation Phase
At the time of any partial or periodic Distribution, if the Covered Person is 55 years of age or older, you may elect to begin the GAW Phase (as described below) and begin receiving GAWs at that time. If you choose not to begin the GAW Phase, the Distribution will be treated as an Excess Withdrawal and will reduce your Covered Fund Value and your Benefit Base (as described above).
If the Covered Person is not yet 55 years old, then any partial or periodic Distribution will be treated as an Excess Withdrawal as described above.
Any Distribution made during the Accumulation Phase to satisfy any contribution limitation imposed under federal law will be considered an Excess Withdrawal at all times. You should consult a qualified tax advisor regarding contribution limits and other tax implications.
Death During the Accumulation Phase
If a GLWB Elector dies during the Accumulation Phase, then we will terminate the Certificate and pay the Covered Fund Value to the Beneficiary in accordance with the terms of the IRA (unless an election is made by a Beneficiary that is the spouse of the GLWB Elector). A Beneficiary that is the spouse of the GLWB Elector may choose either to:
•become a new GLWB Elector and maintain the deceased GLWB Elector’s current Benefit Base (or proportionate share if multiple Beneficiaries) as of the date of death; or
•to establish a new Account with a new Benefit Base based on the current Covered Fund Value on the date of the deceased GLWB Elector’s death.
In either situation, the spouse Beneficiary shall become a GLWB Elector and the Ratchet Date will be the date when his or her Account is established.
A Beneficiary who is not the spouse of the GLWB Elector cannot elect to maintain the current Benefit Base, but may elect to establish a new Account. The Benefit Base and Certificate Election Date will be based on the current Covered Fund Value on the date his or her Account is established.
To the extent to that the Beneficiary becomes a GLWB Elector, he or she will be subject to all terms and conditions of the Certificate, the IRA Contract, and the Code. Any election made by Beneficiary pursuant to this section is irrevocable.

THE GAW PHASE
The GAW Phase begins when you elect to receive GAWs under the Certificate. The GAW Phase continues until the Covered Fund Value reaches zero and the Settlement Phase begins.
The GAW Phase cannot begin until all Covered Persons attain age 55 and are eligible to begin distributions under the IRA and the Code. The Code generally permits distributions from IRAs at any time (subject to a penalty tax in some cases), as do most (but not all) IRAs. Installments will not begin until Great-West receives appropriate and satisfactory information about the age of the Covered Person(s) in good order and in manner reasonably satisfactory to Great-West.
In order to initiate the GAW Phase, you must submit a written Request to Great-West. At that time, you must provide sufficient documentation for Great-West to determine the age of each Covered Person.
Because the GAW Phase cannot begin until all Covered Persons under the Certificate attain age 55, any Distributions taken before then will be considered Excess Withdrawals and will be deducted from the Covered Fund Value and Benefit Base. See “Accumulation Phase,” above, for more information. No Certificate Contributions may be made to the Covered Fund(s) on and after the Initial Installment Date, which is the date that GAWs begin.
Because of decreasing life expectancy as you age, in certain circumstances, the longer you wait to start taking GAWs, the less likely it is that you will benefit from your Certificate. On the other hand, the earlier you begin taking GAWs, the lower the GAW Percentage you will receive and therefore the lower your GAWs (if any) will be. You should talk to your advisor before initiating the GAW Phase to determine the most financially beneficial time for you to begin taking GAWs.
Installments
It is important that you understand how the GAW is calculated because it will affect the benefits you receive under the Certificate. Once the GAW Phase has been initiated and the age of the Covered Person(s) is verified, we will determine the amount of the GAW.
To determine the amount of the GAW, we will compare the current Benefit Base to the current Covered Fund Value on the Initial Installment Date. If the Covered Fund Value is greater than the Benefit Base, we will increase the Benefit Base to equal the Covered Fund Value, and the GAW will be based on the increased Benefit Base amount.
During the GAW Phase, your Benefit Base will receive an annual adjustment or “ratchet” just as it did during the Accumulation Phase. Your Ratchet Date will become the anniversary of Initial Installment Date and will no longer be the anniversary of the Certificate Election Date.
Just like the Accumulation Phase, the Benefit Base will be automatically adjusted on an annual basis, on the Ratchet Date, to the greater of:
(a)
the current Benefit Base; or
(b)
the current Covered Fund Value.
Your Benefit Base is used to calculate the GAW you receive. However, even though the Benefit Base is adjusted annually, your GAW% will not change unless you request a Reset of the GAW%. See “The GAW Phase—Optional Resets of the GAW% During the GAW Phase,” below.
It is important to note that Installments during the GAW Phase will reduce your Covered Fund Value on a dollar-for-dollar basis, but they will not reduce your Benefit Base.
Calculation of Installment Amount
The GAW% is based on the age of the Covered Person(s) as of the date we calculate the first Installment. If there are two Covered Persons the percentage is based on the age of the younger Covered Person.
The GAW is based on a percentage of the Benefit Base pursuant to the following schedule:
Sole Covered Person	Joint Covered Person

4.0% for life at ages 55-64	3.5% for youngest joint life at ages 55-64
5.0% for life at ages 65-69	4.5% for youngest joint life at ages 65-69
6.0% for life at ages 70-79	5.5% for youngest joint life at ages 70-79
7.0% for life at ages 80+	6.5% for youngest joint life at ages 80+
The GAW will then be calculated by multiplying the Benefit Base by the GAW%. The amount of the Installment equals the GAW divided by the number of payments per year under the elected Installment Frequency Option, as described below.
Numerical Example of GAW Calculation
Assume the following:

Sole Covered Person
Age of Covered Person at Initial Installment Date: 60
Covered Fund Value = $120,000
Current Benefit Base = $115,000
Adjusted Benefit Base at Initial Installment Date = $120,000*
GAW% based on Age = 4.0%

GAW% x (Adjusted Benefit Base) = 4.0% x $120,000 = $4,800
Installment Frequency = Monthly (12 payments per year)

So GAW/Installment Frequency = $4,800/12 = $400
The monthly Installment will be $400
Numerical Example of GAW Calculation, Joint Covered Persons
Assume the following:

Joint Covered Persons
Age of primary Covered Person at Initial Installment Date: 65
Age of joint Covered Person at Initial Installment Date: 58
Youngest Age for Determination of GAW: 58
Covered Fund Value = $120,000
Current Benefit Base = $115,000
Adjusted Benefit Base at Initial Installment Date = $120,000*
GAW% based on Age = 3.5%

GAW% x (Adjusted Benefit Base) = 3.5% x $120,000 = $4,200
Installment Frequency = Monthly (12 payments per year)
So GAW/Installment Frequency = $4,200/12 = $350
The monthly Installment will be $350
* On the Initial Installment Date, we compare the current Benefit Base to the current Covered Fund Value. If the Covered Fund Value is greater than the Benefit Base, we will increase the Benefit Base to equal the Covered Fund Value, and the GAW will be based on the increased Benefit Base amount. See “Installments,” above.
Any election which affects the calculation of the GAW is irrevocable. Please consider all relevant factors when making an election to begin the GAW Phase. For example, an election to begin receiving Installments based on a sole Covered Person cannot subsequently be changed to joint Covered Persons once the GAW Phase has begun. Similarly, an election to receive Installments based on joint Covered Persons cannot subsequently be changed to a sole Covered Person, nor may the beneficiary designation of a joint election be changed.
Installment Frequency Options
Your Installment Frequency Options are as follows:

(a)
Annual– the GAW will be paid on the Initial Installment Date and each anniversary annually, or next business day, thereafter.
(b)
Semi-Annual– half of the GAW will be paid on the Initial Installment Date and in Installments every 6 month anniversary, or next business day, thereafter.
(c)
Quarterly– one quarter of the GAW will be paid on the Initial Installment Date and in Installments every 3 month anniversary, or next business day, thereafter.
(d)
Monthly– one-twelfth of the GAW will be paid on the Initial Installment Date and in Installments every monthly anniversary, or next business day, thereafter.
You may Request to change the Installment Frequency Option starting on each Ratchet Date during the GAW Phase.
Lump Sum Distribution Option
At any time during the GAW Phase, if you are receiving Installments more frequently than annually, you may elect to take a lump sum Distribution up to the remaining scheduled amount of the GAW for that year.
Numerical Example of Lump Sum Distribution
Assume the following:
GAW = $4,800 with a monthly distribution of $400
Three monthly Installments have been made (3 x $400 = $1,200)
Remaining GAW = GAW– paid Installments to date = $4,800 - $1,200 = $3,600
So, a Lump Sum Distribution of $3,600 may be taken.
Suspending and Re-Commencing Installments After a Lump Sum Distribution
It is your responsibility to Request the suspension of the remaining Installments that are scheduled to be paid during the year until the next Ratchet Date and to re-establish Installments upon the next Ratchet Date, if applicable. If you choose not to suspend the remaining Installments for the year, an Excess Withdrawal may occur. See “Effect of Excess Withdrawals During the GAW Phase,” described below.
After receiving a Lump Sum Distribution and suspending Installments, you must notify Great-West that you wish to recommence Installment payments for the next year. Great-West must receive notice 30 calendar days before the next Ratchet Date that you wish to recommence payments; otherwise, Great-West will not make any Installments. The Ratchet Date will not change if Installments are suspended.
Optional Resets of the GAW% During the GAW Phase
You may Request, on an annual basis, a Reset of the GAW% during the GAW Phase at least thirty (30) calendar days prior to the Ratchet Date.
If requested, Great-West will multiply the Covered Fund Value as of the Ratchet Date by the GAW% (based on your, or the younger joint Covered Person’s, Attained Age on the Ratchet Date) and determine if it is higher than the current Benefit Base multiplied by the current applicable GAW%. If so, the current GAW% will change to the Attained Age GAW% and the Benefit Base will change to the current Covered Fund Value as of the Ratchet Date. If it does not, the Reset shall be void but a Ratchet may still occur. If the Reset takes effect, it will be effective on the Ratchet Date as the Ratchet Date does not change due to Reset.
If	(Attained Age GAW%) x (Covered Fund Value as of Ratchet Date) is greater than (Current GAW%) x (Current Benefit Base)
Then	(Attained Age GAW%) x (Covered Fund Value as of Ratchet Date) becomes new GAW and (Covered Fund Value) = (New Benefit Base)
Numerical Example When Reset is Beneficial
Assume the following:

Age at Initial Installment Date: 60
Attained Age: 70

Covered Fund Value = $120,000
Current Benefit Base = $125,000
Current GAW% before Ratchet Date: 4%
Attained Age GAW% after Ratchet Date: 6%

(Current GAW%) x (Current Benefit Base) = 4% x $125,000 = $5,000
(Attained Age GAW%) x (Covered Fund Value) = 6% x $120,000 = $7,200

So, New GAW Amount is $7,200
New Benefit Base is $120,000
New GAW% is 6%
Numerical Example When Reset is NOT Beneficial
Assume the following:

Age at Initial Installment Date: 60
Attained Age: 70
Covered Fund Value = $75,000
Current Benefit Base = $125,000
Current GAW% before Ratchet: 4%
Attained Age GAW% after Ratchet Date: 6%

(Current GAW %) x (Current Benefit Base) = 4% x $125,000 = $5,000
(Attained age withdrawal %) x (Covered Fund Value) = 6% x $75,000 = $4,500

So, because $4,500 is less than current GAW of $5,000, no Reset occurs.
Effect of Excess Withdrawals During the GAW Phase
After the Initial Installment Date, a Distribution or Transfer, including a Transfer from one Covered Fund to another, that is greater than the GAW will be considered an Excess Withdrawal. The Benefit Base will be adjusted by the ratio of the new Covered Fund Value (after the Excess Withdrawal) to the previous Covered Fund Value (after the GAW).
If an Excess Withdrawal occurs, the GAW and current Benefit Base will be adjusted on the next Ratchet Date. When your Benefit Base is greater than your Covered Fund Value, an Excess Withdrawal may reduce your future benefits by more than the dollar amount of the Excess Withdrawal.
Numerical Example Effect of Excess Withdrawals During the GAW Phase
Assume the following:

Covered Fund Value before GAW = $55,000
Benefit Base = $100,000
GAW%: 5%
GAW Amount = $100,000 x 5% = $5,000

Total annual withdrawal: $10,000
So,
Excess Withdrawal = $10,000– $5,000 = $5,000
Covered Fund Value after GAW = $55,000– $5,000 = $50,000
Covered Fund Value after Excess Withdrawal = $50,000– $5,000 = $45,000
Covered Fund Value Adjustment due to Excess Withdrawal = $45,000/$50,000 = 0.90
Adjusted Benefit Base = $100,000 x 0.90 = $90,000
Adjusted GAW Amount (assuming no Benefit Base increase on succeeding Ratchet Date) = $90,000 x 5% = $4,500
Withdrawals taken during the GAW Phase to meet required minimum distribution requirements, in the proportion of your Covered Fund Value to your overall IRA balance (and not taking into account any other IRAs you own), will be deemed to be within the contract limits for your Certificate and will not be treated as Excess Withdrawals. The required minimum distribution shall not exceed the required minimum distribution amount calculated under the Code and regulations issued thereunder as in effect on the Certificate Date. In the event of a dispute about the required minimum distribution amount, our determination will govern.
Note: The Certificate does not require us to warn you or provide you with notice regarding potentially adverse consequences that may be associated with any withdrawals or other types of transactions involving your Covered Fund. You should carefully monitor your Covered Fund, any withdrawals from your Covered Fund, and any changes to your Benefit Base. You may contact us at (866) 317-6586 for information about your Benefit Base.
Death During the GAW Phase
If You Die After the Initial Installment Date as a Sole Covered Person
If you die after the Initial Installment date without a joint Covered Person, the Certificate will terminate and no further Installments will be paid. The remaining Covered Fund Value shall be distributed to the Beneficiaries in accordance with the IRA. If permitted by the IRA and the Code, the GLWB Elector’s Beneficiary may elect to become an Owner in which event an initial Benefit Base shall be established and he or she will be subject to all terms and conditions of the Certificate, the IRA Contract and the Code. This will be a new Certificate Election Date. Any election made by the Beneficiary is irrevocable.
If You Die After the Initial Installment Date while Joint Covered Person is Living
Upon your death after the Initial Installment Date, and while the joint Covered Person is still living, the joint Covered Person/Beneficiary may elect to become an Owner (if permitted by the IRA and the Code) and he or she will acquire all rights under the Certificate and continue to receive GAW Installments based on your original election. Installments may continue to be paid to the surviving Covered Person based on the GAW% for joint Covered Persons as described above.
Installments will continue to be paid to the surviving Covered Person until his or her death and the surviving Covered Person’s beneficiary will receive any remaining Covered Fund Value on the date of death. Alternatively, he or she may elect to receive his or her portion of the Covered Fund Value on the date of death as a lump sum Distribution or can separately elect to become an Owner and will be subject to all terms and conditions of the Certificate, the IRA Contract and the Code. If the surviving Covered Person elects to separately become an Owner, the date of the election will be the new Ratchet Date.
Any election made by the Beneficiary is irrevocable.
THE SETTLEMENT PHASE
The Settlement Phase begins when the Covered Fund Value has reduced to zero as a result of negative Covered Fund performance, the Guarantee Benefit Fee, certain other fees that are not directly associated with the Certificate or Group Contract (e.g., IRA fees, custodian fees, advisory fees), and/or GAWs, but the Benefit Base is still positive. It is also important to understand that the Settlement Phase is the first time that we use our own money to make Installments to you. During the GAW Phase, the GAWs are made first from your own investment.
Installments continue for your life under the terms of the Certificate, but all other rights and benefits under the Certificate will terminate. Installments will continue in the same frequency as previously elected, and cannot be changed during the Settlement Phase. If the Covered Fund Value is less than the amount of the final Installment in the GAW Phase, Great-West will pay the Installment within 7 days from the Installment Date. Distributions and Transfers are not permitted during the Settlement Phase.
During the Settlement Phase, the Guarantee Benefit Fee will not be deducted from the Certificate or from the Installments.
When the last Covered Person dies during the Settlement Phase, the Certificate will terminate and no Installments will be paid to the Beneficiary.
EXAMPLES OF HOW THE CERTIFICATE WORKS
A note about the examples:
•All Certificate Contributions are assumed to be at the end of the year and occur immediately before the next Ratchet Date.
•All withdrawals are assumed to be at the beginning of the year and occur on the Ratchet Date.

•All positive investment performance of the Covered Fund is assumed to be net of investment management fees.
•In all of the examples, you have access to your Covered Fund Value until it is depleted:
•If you die before the Covered Fund Value is depleted, the remaining Covered Fund Value would be available to your Beneficiary.
•If you need to take a withdrawal in excess of your GAW, you may take up to the Covered Fund Value, which will be considered an Excess Withdrawal.
Example 1– Basic: Assume you buy the Certificate at age 65 and start taking GAWs in annual Installments immediately. Also, assume that the Covered Fund Value (net of investment management fees) decreases by 10% in the first two years and increases by 5% every year thereafter.
Details:
•Sole Covered Person
•Initial Covered Fund Value: $500,000
•GAW Percent: 5%
•GAW Amount: $500,000 x 5% = $25,000
•Guarantee Benefit Fee: 1.20%
•Changes in Covered Fund Value (net of investment management fees):
•Year 1: -10%, Year 2: -10%, Years 3+: 5%
Result:
•You annually withdraw $25,000 from your Covered Fund until about age 86 when the Covered Fund is depleted:
•At age 86 your Covered Fund Value is $11,514.
•You withdraw the $11,514, which depletes the Covered Fund and you are now in Settlement Phase.
•We provide the remaining $13,486 necessary to make the Installment of $25,000.
•We continue to pay Installments of $25,000 each year for your life.
Illustration:

Example 2– Ratchet: Assume you buy the Certificate at age 55 and start taking GAWs in annual Installments at age 65. Also, assume that the Covered Fund Value (net of investment management fees) increases by 5% in years 1 through 7, decreases by 10% in years 8 through 11, and increases by 5% thereafter.

Details:
•Sole Covered Person
•Initial Covered Fund Value: $500,000
•GAW Percent: 5%
•Guarantee Benefit Fee: 1.20%
•Changes in Covered Fund Value (net of investment management fees):
•Years 1 through 7: 5%, Years 8 through 11: -10%, Years 12+: 5%
Result:
•Positive Covered Fund performance through year 7 results in a Covered Fund Value of $649,160 on your Ratchet Date.
•Your Benefit Base Ratchets to $649,160.
•Covered Fund Value at the beginning of year 10 is $454,559, but GAWs are based on the Benefit Base, which is $649,160.
•GAWs are $649,160 x 5% = $32,458.
•You annually withdraw $32,458 from your Covered Fund until about age 80 when the Covered Fund is depleted:
•At age 80, your Covered Fund Value is $23,926.
•You withdraw the $23,926 which depletes the Covered Fund and you are now in Settlement Phase. We provide the remaining $8,532 necessary to make the Installment $32,458.
•We continue to pay Installments of $32,458 each year for your life.
Illustration:

Example 3– Additional Certificate Contributions: Assume you buy the Certificate at age 55 and you make annual Certificate Contributions of $2,500 until you start taking GAWs in annual Installments at age 65. Also, assume that the Covered Fund Value (net of investment management fees) decreases by 5% in years 1 through 10 and increases by 5% thereafter.
Details:
•Sole Covered Person
•Initial Covered Fund Value: $500,000
•Additional Annual Certificate Contributions until GAWs Begin: $2,500
•GAW Percent: 5%
•Guarantee Benefit Fee: 1.20%
•Changes in Covered Fund Value (net of investment management fees):
•Years 1 through 10: -5%, Years 11+: 5%

Result:
•Poor Covered Fund performance in years 1 through 10 results in a Covered Fund Value of $282,593 at the end of year 10.
•Your Benefit Base at the end of year 10 is $525,000 as a result of the additional Certificate Contributions in years 1 through 10.
•GAWs are $525,000 x 5% = $26,250.
•You annually withdraw $26,250 from your Covered Fund until about age 78 when the Covered Fund is depleted:
•At age 78, your Covered Fund Value is $11,531. You withdraw the $11,531 which depletes the Covered Fund and you are now in Settlement Phase. We provide the remaining $14,719 necessary to make the Installment $26,250.
•We continue to pay Installments of $26,250 each year for your life.
Illustration:

GUARANTEE BENEFIT FEE
After you purchase your Certificate, you are required to pay the Guarantee Benefit Fee. The Guarantee Benefit Fee is set forth in your Certificate, and is based on the dollar amount of your Covered Fund Value (which may be the same as, higher than, or lower than, your Benefit Base due to factors that affect your Covered Fund Value between Ratchet Dates, such as Covered Fund performance). The Guarantee Benefit Fee will be deducted monthly as a separate charge from your Covered Fund and will be paid by redeeming the number of fund shares of your Covered Fund(s) equal to the Guarantee Benefit Fee.
Pursuant to the terms of the Certificate, you have agreed to have the Covered Fund’s transfer agent redeem the appropriate number of Covered Fund shares and transmit the corresponding amount of cash to your IRA custodian. The custodian, in turn, will submit this cash to us as payment of the Guarantee Benefit Fee. We will collect the fee from the custodian on a monthly basis in arrears. We reserve the right to change the frequency of the deduction, but will notify you in writing at least thirty (30) days prior to the change. Because your Benefit Base may not exceed $5,000,000, we will not charge the Guarantee Benefit Fee on an amount of your Covered Fund Value that exceeds $5,000,000.
Currently the Guarantee Benefit Fee is 1.20% and is subject to a minimum of 0.70% and a maximum of 1.50%. This is the guaranteed maximum or minimum Guarantee Benefit Fee we can ever charge for your Certificate. We may change the current fee within this minimum and maximum range at any time upon thirty (30) days written notice to you. We determine the Guarantee Benefit Fee based on observations of a number of experience factors, including, but not limited to, interest rates, volatility, investment returns, expenses, mortality, and lapse rates. We reserve the right to change the Guarantee Benefit Fee at our discretion and for any reason, whether or not these experience factors change (although we will never increase the fee above the maximum or decrease the fee below the minimum). We do not need any particular event to occur before we may change the Guarantee Benefit Fee.
The Guarantee Benefit Fee is in addition to any charges that are imposed in connection with advisory, custodial, and other services, and charges imposed by the mutual funds in which you invest.

At the time we calculate the Guarantee Benefit Fee, the Covered Fund Value may be less than the Benefit Base:
Example of how the Guarantee Benefit Fee is Computed (Covered Fund Value is Less Than Benefit Base)
Date: 1/31
Covered Fund Value = $100,000
Benefit Base = $125,000
Guarantee Benefit Fee = 1.20% x Covered Fund Value / 12
Guarantee Benefit Fee = 1.20% x $100,000 / 12 = $100.00
At the time we calculate the Guarantee Benefit Fee, the Covered Fund Value may be greater than the Benefit Base:
Example of how the Guarantee Benefit Fee is Computed (Covered Fund Value is Greater Than Benefit Base)
Date: 1/31
Covered Fund Value = $130,000
Benefit Base = $125,000
Guarantee Benefit Fee = 1.20% x Covered Fund Value / 12
Guarantee Benefit Fee = 1.20% x $130,000 / 12 = $130.00
The Guarantee Benefit Fee compensates us for the costs and risks we assume for providing the Certificate (including marketing, administration, and profit).
If we do not receive the Guarantee Benefit Fee (except during Settlement Phase), including as a result of the failure of your IRA custodian to submit it to us, the Certificate will terminate as of the date that the fee is due.
Will you pay the same amount (in dollars) for the Withdrawal Guarantee every month?
Example 1: Declining Covered Fund Value results in declining Guarantee Benefit Fee
Date: 1/31
Covered Fund Value = $100,000
Benefit Base = $125,000
Guarantee Benefit Fee = 1.20% x Covered Fund Value / 12
Guarantee Benefit Fee = 1.20% x $100,000 / 12 = $100.00
Date: 2/28
Covered Fund Value = $90,000
Benefit Base = $125,000
Guarantee Benefit Fee = 1.20% x Covered Fund Value / 12
Guarantee Benefit Fee = 1.20% x $90,000 / 12 = $90.00
Note: in this example, the Guarantee Benefit Fee declined because the Covered Fund Value declined. This could be the result of negative Covered Fund performance.
Example 2: Increasing Covered Fund Value results in increasing Guarantee Benefit Fee
Date: 1/31
Covered Fund Value = $100,000
Benefit Base = $125,000
Guarantee Benefit Fee = 1.20% x Covered Fund Value / 12
Guarantee Benefit Fee = 1.20% x $100,000 / 12 = $100.00
Date: 2/28
Covered Fund Value = $120,000
Benefit Base = $125,000
Guarantee Benefit Fee = 1.20% x Covered Fund Value / 12
Guarantee Benefit Fee = 1.20% x $120,000 / 12 = $120.00
Note: in this example, the Guarantee Benefit Fee increased because the Covered Fund Value increased. This could be the result of several factors including positive Covered Fund performance, Transfers, or Certificate Contributions.

DIVORCE PROVISIONS UNDER THE CERTIFICATE
In the event of a divorce whose decree affects a Certificate, we will require written notice of the divorce in a manner acceptable to us and a copy of the applicable Qualified Domestic Relations Order (“QDRO”). A QDRO is a domestic relations order that creates or recognizes the existence of an Alternate Payee’s right to receive all or a portion of the benefits payable with respect to a GLWB Elector. A QDRO may also assign an Alternate Payee the right to receive these benefits.
Depending on which phase the Certificate is in when we receive the QDRO, the benefits of the Certificate will be altered to comply with the QDRO. The Alternate Payee under the QDRO may make certain elections during the Accumulation or GAW Phases. Any elections made by the Alternate Payee are irrevocable to the extent that an Alternate Payee becomes a GLWB Elector, he or she will be subject to all terms and conditions of the Certificate, the IRA Contract and the Code.
During the Accumulation Phase
Great-West will make payments to the Alternate Payee and/or establish an Account on behalf of the Alternate Payee named in a QDRO approved during the Accumulation Phase. The Alternate Payee is responsible for submitting a Request to begin Distributions in accordance with the Code.
If the Alternate Payee is the GLWB Elector’s spouse during the Accumulation Phase, he or she may elect to become a GLWB Elector, either by:
(i)
maintaining the current proportionate Benefit Base of the previous GLWB Elector; or
(ii)
establishing a new Benefit Base based on the current Covered Fund Value on the date his or her Account is established and he or she will continue as a GLWB Elector.
If the Alternate Payee elects to maintain the current Benefit Base, the Benefit Base and the Covered Fund Value will be divided between the GLWB Elector and the Alternate Payee. The Covered Fund Value will be divided pursuant to the terms of the QDRO. The Benefit Base will be divided in the same proportion as the Covered Fund Value.
In either situation, the Alternate Payee’s Certificate Election Date shall be the date the Account is established.
A non-spouse Alternate Payee cannot elect to maintain the current Benefit Base, or proportionate share, but may elect to establish a new GLWB. The Benefit Base and Certificate Election Date will be based on the current Covered Fund Value on the date his or her Account is established. Any election made by an Alternate Payee described in this section is irrevocable.
During the GAW Phase
Great-West will make payment to the Alternate Payee and/or establish an Account on behalf of the Alternate Payee named in a QDRO approved during the GAW Phase. The Alternate Payee is responsible for submitting a Request to begin Distributions in accordance with the Code.
If there is a Sole Covered Person
Pursuant to the instructions in the QDRO, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the QDRO. The GLWB Elector may continue to receive the proportional GAWs after the accounts are split. If the Alternate Payee is the GLWB Elector’s spouse, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to become a GLWB Elector.
If there are two Covered Persons
Pursuant to the instructions in the QDRO, the Benefit Base and GAW will be divided in the same proportion as their respective Covered Fund Values as of the effective date of the QDRO. The GLWB Elector may continue to receive the proportional GAWs after the accounts are split, based on the amounts calculated pursuant to the joint Covered Person GAW%.
If the Alternate Payee is the GLWB Elector’s spouse, he or she may elect to receive his or her portion of the Covered Fund Value as a lump sum Distribution or can separately elect to continue proportionate GAWs in the GAW Phase based on the amounts calculated pursuant to the joint Covered Persons GAW%, described in the “GAW Phase – Calculation of Installment,” after the accounts are split. A new Ratchet Date will be established for the Alternate Payee on the date the Accounts are split. Within thirty (30) days of each person’s Ratchet Date, the GLWB Elector and Alternate Payee can each elect a Reset based on the person’s own Attained Age GAW% for joint Covered Persons.

In the alternative, the Alternate Payee may establish a new GLWB in the Accumulation Phase with the Benefit Base based on the current Covered Fund Value on the date his or her Account is established.
A non-spouse Alternate Payee cannot elect to maintain the current Benefit Base or GAW but may elect to establish a new GLWB. The Benefit Base and Certificate Election Date will be based on the current Covered Fund Value on the date his or her Account is established. Any election made by an Alternate Payee described in this section is irrevocable.
During the Settlement Phase
If a Request in connection with a QDRO is approved during the Settlement Phase, Great-West will divide the Installment pursuant to the terms of the QDRO. Installments will continue pursuant to the lives of each payee.
EFFECT OF ANNUITIZATION
If you elect to annuitize, if permitted by the IRA, prior to the Initial Installment Date, the Certificate will terminate for those Covered Fund assets and the Guarantee Benefit Fee will not be refunded. If, based upon information provided by the Certificate Owner, the GLWB Elector is entitled to a Distribution under the applicable terms and provisions of the IRA and the Code sections governing the IRA, all or a portion of an Account may be applied to an annuity payment option selected by the GLWB Elector, so long as the requirements of the Code are met. Thereafter, the Certificate shall no longer be applicable with respect to amounts in the annuity payment option.
The amount to be applied to an annuity payment option is: (i) the portion of the Account value elected by GLWB Elector, less (ii) Applicable Tax, if any, less (iii) any fees and charges described in the Certificate. The minimum amount that may be applied under the elected annuity option is $5,000. If any payments to be made under the elected annuity payment option will be less than $50, Great-West may make the payments in the most frequent interval that produces a payment of at least $50.
Great-West will issue a certificate or other statement setting forth in substance the benefits, rights, and privileges to which such person is entitled under the Group Contract, to each Annuitant describing the benefits payable under the elected annuity payment option.
Election of Annuity Options
An Annuitant is required to elect an annuity payment option. The Annuitant must Request an annuity payment option or change an annuity payment option no later than 30 days prior to the Annuity Commencement Date elected by the GLWB Elector.
To the extent available under the IRA, the annuity payment options are:
•Income for Single Life Only
•Income for Single Life with Guaranteed Period
•Income for Joint Life Only
•Income for Joint Life with Guaranteed Period
•Income for a Specific Period
•Any other form of annuity payment permitted under the IRA, if acceptable to Great-West.
The annuity option that will always be available is the Income for Single Life Only Annuity. If this annuity option is elected, Great-West will make payments to the Annuitant at a frequency specified in the annuity certificate or other statement for the duration of the Annuitant’s lifetime. Payments will cease pursuant to the terms of the certificate or other statement.
Annuity purchase rates will be the same rates that are available for a Single Premium Immediate Annuity currently offered by Great-West at the time of annuitization.
TERMINATION OF THE GROUP CONTRACT
Either Great-West or the Group Contract Owner may terminate the  Group Contract with advance written notice to the other party. The  Group Contract termination date shall be the seventy-fifth (75th) or next Business Day after the date written notice is received in the Administrative Offices in good order. Prior to the  Group Contract termination date, Great-West and the Group Contract Owner may agree to an alternate  Group Contract termination date.

If the Group Contract Owner or Great-West Terminates the Group Contract
If the Group Contract Owner or Great-West terminates the Group Contract, such termination will not adversely affect the Certificate Owner’s rights under the Group Contract, except that additional Certificate Contributions may not be invested in the Covered Fund(s) other than reinvested dividends and capital gains. You will still be obligated to pay the Guarantee Benefit Fee.
Other Termination
Your rights under the Group Contract and the Certificate will automatically terminate if: (i) your Financial Services Provider discontinues the use of the Covered Fund and a rollover or transfer is not applicable; (ii) Great-West is unable to collect the Guarantee Benefit Fee; or (iii) Great-West cannot effectively administer the Contract. If the Contract is automatically terminated, we will not refund the Guarantee Benefit Fee.
In addition, your rights under the Group Contract and the Certificate terminate if you terminate your IRA, such as by making a full distribution of all of the assets in the IRA, or move your IRA to an IRA provider that does not offer the Certificate. We will not refund the Guarantee Benefit Fee upon termination of the IRA.
In the event of a complete IRA termination, the affected GLWB Elector (“Terminated GLWB Elector”) may elect a direct rollover of his or her Covered Fund assets to an IRA that offers a Great-West approved GLWB feature, if available. In this situation, the Benefit Base and GAW, if applicable, will be retained as of the date of Distribution from the Covered Fund(s) and will apply to the new GLWB feature. Great-West determines in its sole discretion whether or not it will approve any GLWB feature. The terms and conditions of any new GLWB feature will likely differ from the terms and conditions of the Certificate. In addition, the fees associated with any new GLWB feature will likely differ from, and may be greater than, the Guarantee Benefit Fee. The Terminated GLWB Elector may instead choose to transfer the Covered Fund Value to any investment vehicle that does not offer a GLWB feature or to an investment vehicle that offers a GLWB feature, but does not permit the GLWB Elector to apply his or her Benefit Base and GAW to such feature. In this situation, the Benefit Base and GAW, if applicable, will be reduced to zero as of the date of the Distribution from the Covered Fund(s).
TERMINATION OF THE CERTIFICATE
The Certificate will terminate upon the earliest of:
a.
the date of death of a GLWB Elector during the Accumulation Phase (unless an election is made by a Beneficiary who is the spouse of the GLWB Elector to continue the Certificate); or
b.
the date of death of the Certificate Owner after the Initial Installment Date if there is no surviving Covered Person; or
c.
the date of death of the last Covered Person during the Settlement Phase; or
d.
the date that you cancel the Certificate as a result of reducing the Covered Fund Value or the Benefit Base to zero prior to the Settlement Phase due to one or more Excess Withdrawals or by failing to pay the Guarantee Benefit Fee; or
e.
the date that we do not receive the Guarantee Benefit Fee (except during the Settlement Phase, when no fee is due); or
f.
the date that you annuitize some or all of the Covered Fund assets (the Certificate will terminate only with respect to the Covered Fund assets that are annuitized).
We will not provide Certificate Owners with notice prior to termination of the Certificate and the Guarantee Benefit Fee will not be refunded upon termination of the Certificate.
If the Group Contract has terminated, we will not accept any additional Certificate Contributions. If the Group Contract has not terminated, but the Certificate has terminated, then we will treat any new Certificate Contribution to a Covered Fund as a new election and will issue a new Certificate. We will calculate the Benefit Base based on the current Covered Fund Value on the date the new Certificate is established.
MISCELLANEOUS PROVISIONS
Periodic Communications to Certificate Owners
Account statements will be provided to you periodically by your IRA custodian, or its designated third party.

Amendments to the Group Contract and Certificate
The Contract and Certificate may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Amendments (if any) to accommodate design changes will be applicable only with respect to purchasers of new Certificates, unless the Company reasonably determines the change would be favorable for all existing Certificate Owners. Changes in the Group Contract and Certificate may need to be approved by the state insurance departments. The consent of the Group Contract Owner and/or Certificate Owner to an amendment will be obtained to the extent required by law.
Successor Trustee
We have entered into a Trust Agreement with the Group Contract Owner to establish and maintain a Trust for the purpose of making the guarantee available on a group basis and to obtain coverage on a group basis. The Group Contract Owner serves as the trustee. Pursuant to the terms of the Trust Agreement, the Group Contract Owner may not terminate the Trust until a successor trustee is named. If a successor trustee is named and the Trust is terminated, the Certificate Owner will not lose his or her rights under the Certificate.
Assignment
The interests of the Certificate Owner in the Certificate may not be transferred, sold, assigned, pledged, charged, encumbered, or, in any way, alienated.
Cancellation
Once you purchase the Certificate, you can cancel your Certificate by causing the Covered Fund Value or the Benefit Base to be reduced to zero prior to the Settlement Phase due to one or more Excess Withdrawals or by failing to pay the Guarantee Benefit Fee. However, if the Excess Withdrawal(s) occurs as a result of a same day Transfer between Covered Funds (i.e., shares of a Covered Fund are sold and shares of another Covered Fund are purchased on the same day), then your Certificate will not be canceled even if the Benefit Base of the Covered Fund(s) is reduced to zero.
Misstatements
We may require adequate proof of the age and death of the Annuitant, GLWB Elector or Covered Person(s) before processing a Request for GAWs and annuity payments. If the age of the Annuitant, GLWB Elector or Covered Person(s) has been misstated, the Installment or annuity payment established for him or her will be made on the basis or his or her correct age.
Any correction required due to misstatements may be corrected by Great-West, including increasing or decreasing future payments, in accordance with applicable law.
FINANCIAL CONDITION OF THE COMPANY
Like many businesses, insurance companies are facing challenges due to COVID-19. We know it is important for you to understand how these or similar events may affect our ability to meet guarantees that may be provided under your Certificate. The Certificate is not a separate account product, which means that no assets are set aside in a segregated or “separate” account to satisfy all obligations under the Certificates. Installments during Settlement Phase (if any) will be paid from our general account and, therefore, are subject to our claims paying ability. We issue other types of insurance policies and financial products as well, such as group variable annuities offered through retirement plans, term and universal life insurance, funding agreements, funding agreements backing notes and guaranteed investment contracts (“GICs”), and we also pay our obligations under these products from our assets in the general account. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policyholder obligations.
As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account to our contract owners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. In addition, we actively hedge our investments in our general account. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.
State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.
Additional information regarding the Company, its business, senior management, and financial condition, is presented below in “Additional Information Regarding the Company.” We encourage both existing and prospective Owners to read and understand our audited financial statements, which are included in this prospectus in “Appendix A – Company Financial Statements and Other Financial Information.” We prepare our audited financial statements on a statutory basis pursuant to laws and regulations promulgated by the Colorado Division of Insurance (this method of accounting is referred to herein as “Statutory” accounting). You may obtain a free copy of our financial statements for the most recent fiscal year by calling (800) 537-2033 or writing to the Administrative Office. In addition, our financial statements filed with this prospectus are available on the SEC’s website at www.sec.govand on our website at www.greatwest.com.
You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company’s financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability.
TAXATION OF THE CERTIFICATE
The following is a general discussion based on our interpretation of current United States federal income tax laws. This discussion does not address all possible circumstances that may be relevant to the tax treatment of a particular Certificate Owner. In general, this discussion does not address the tax treatment of transactions involving investment assets held in your IRA except insofar as they may be affected by the holding of a Certificate. Further, it does not address the consequences, if any, of holding a Certificate under applicable federal estate tax laws or state and local income and inheritance tax laws. You should also be aware that the tax laws may change, possibly with retroactive effect. You should consult your own tax advisor regarding the potential tax implications of purchasing a Certificate in light of your particular circumstances.
In General
The Certificate is a novel and innovative instrument and, to date, its proper characterization and consequences for federal income tax purposes have not been directly addressed in any cases, administrative rulings or other published authorities. We can give no assurances that the Internal Revenue Service (“IRS”) will agree with our interpretations regarding the proper tax treatment of a Certificate or the effect (if any) of the purchase of a Certificate on the tax treatment of any transactions in your Account, or that a court will agree with our interpretations if the IRS challenges them. You should consult a tax advisor before purchasing a Certificate.
IRAs
A Certificate may be used only with traditional IRAs and Roth IRAs (collectively, “IRAs”). A Certificate may be purchased by an IRA, including a brokerage account held under that IRA. A Certificate is not available as an Individual Retirement Annuity or for use with any other type of tax-qualified retirement plan.
The tax rules applicable to Certificates vary according to the type of IRA and the terms and conditions of the IRA. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Certificate comply with the law. No attempt is made here to provide more than general information about the use of the Certificate with the IRA. Owners of IRAs, as well as beneficiaries, are cautioned that the rights of any person to any benefits under such IRA may be subject to the terms and conditions of the IRA itself or limited by applicable law, regardless of the terms and conditions of the Certificate.
A Certificate is available only with respect to the IRA for which the Certificate is purchased.
•A Certificate is intended for purchase only by the trustee or custodian of an IRA.
•We are not responsible for determining whether a Certificate complies with the terms and conditions of, or applicable law governing, any IRA. You are responsible for making that determination. Similarly, we are not responsible for administering any applicable tax or other legal requirements applicable to your IRA. You or a service provider for your IRA is responsible for determining that distributions, beneficiary designations, investment restrictions, charges and other transactions under a Certificate are consistent with the terms and conditions of your IRA and applicable law.
•If your spouse is a joint Covered Person, your spouse must be your sole beneficiary under your IRA.

•IRAs may be subject to required minimum distribution rules. Withdrawals during the GAW Phase from your Covered Fund Value taken to meet required minimum distribution requirements, in the proportion of your Covered Fund Value to your overall IRA balance (and not taking into account any other IRAs you own), will be deemed to be within the contract limits for your Certificate and will not be treated as Excess Withdrawals. The required minimum distribution shall not exceed the required minimum distribution amount calculated under the Code and regulations issued thereunder as in effect on the Certificate Date. In the event of a dispute about the required minimum distribution amount, our determination will govern.
•IRAs can be terminated. You generally can choose to discontinue your own IRA, and either receive a distribution from the IRA or transfer it to another IRA provider. Also, most IRA providers reserve the right to resign from the IRA; if that happens, in most cases you can choose to have your IRA either distributed to you or transferred to another IRA provider. If your IRA is either distributed to you or transferred to another IRA provider that does not offer the Certificate, you will cause your Certificate to terminate.
Numerous changes have been made to the income tax rules governing IRAs as a result of legislation enacted during the past several years, including rules with respect to: maximum contributions, required distributions, penalty taxes on early or insufficient distributions, and income tax withholding on distributions. The following are general descriptions of the various types of IRAs and of the use of the contracts in connection therewith.
Individual Retirement Accounts. Code Sections 408 and 408A permit eligible individuals to contribute to an individual retirement program known as an “IRA” or “Roth IRA.” These IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, the time when distributions must commence, and certain other transactions. The contributions to an IRA may be deductible in whole or in part, depending on your income and other circumstances. In addition, distributions from certain other types of qualified plans may be “rolled over” on a tax-deferred basis into an IRA without regard to deduction limitations.
Tax on Certain Distributions Relating to IRAs. Distributions under a Certificate may be paid to the IRA, if permitted under the terms of the IRA, or directly to you. Distributions paid to the IRA are not in and of themselves taxable.
In the case of distributions from a traditional IRA to you, including payments to you from a Certificate, a ratable portion of the amount received is taxable, generally based on the ratio of your cost basis (if any) to your total accrued benefit under the IRA. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from IRAs. To the extent amounts are not includable in gross income because they have been properly rolled over to another IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty also will not apply to: (a) distributions made on or after the date on which you reach age 59 1∕2; (b) distributions following your death or disability (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and an eligible designated beneficiary; and (d) certain other distributions specified in the Code.
Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1∕2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion to a Roth IRA from a traditional IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.
CARES Act. On March 27, Congress passed the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Among other provision, the CARES Act includes temporary relief from certain tax rules applicable to qualified contracts.
Required Minimum Distributions. The CARES Act allows participants and beneficiaries in certain qualified plans and IRAs to suspend taking required minimum distributions in 2020, including any initial required minimum distributions for 2019 that would have been due by April 1, 2020. Additionally, the year 2020 will not be counted in measuring the five year post-death distribution period requirement. Any distributions made in 2020 that, but for the CARES Act, would have been a required minimum distribution will instead be eligible for rollover and will not be subject to the 20% mandatory withholding.
Retirement Plan Distribution Relief. Under the CARES Act, an “eligible participant” can withdraw up to a total of $100,000 from IRAs and certain qualified plans without being subject to the 10% additional tax on early distributions. The Federal income tax on these distributions can be spread ratably over three years and the distributions may be re-contributed during the three-year period following the distribution. For these purposes, eligible participants are participants who:
•have been diagnosed with COVID-19,

•have spouses or dependents diagnosed with COVID-19, or
•have experienced adverse financial consequences stemming from COVID-19 as a result of
•being quarantined, furloughed or laid off,
•having reduced work hours,
•being unable to work due to lack of child care,
•the closing or reduction of hours of a business owned or operated by the participant, or
•other factors determined by the Treasury Department.
Generally, distributions from a traditional IRA must commence no later than April 1 of the calendar year following the year in which the individual attains age 72 (if the individual was born on or after July 1, 1949) or 70 1∕2 (if the individual was born before July 1, 1949). Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. Distribution requirements also apply to IRAs (including Roth IRAs) upon the death of the IRA owner. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.
SECURE Act. On December 20, 2019, the President signed into law the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”). The SECURE Act makes significant changes to laws governing individual retirement accounts and individual retirement annuities. The effective date for many of the provisions of the new law is January 1, 2020.
Increase in RMD Age. For individuals who attain age 70 1∕2 after 2019 (i.e., were born on or after July 1, 1949), the age at which you must begin taking Required Minimum Distributions has increased to 72. This change does not apply to individuals who attained age 70 1∕2 before January 1, 2020 (i.e., were born on or before June 30, 1949).
Changes to Timing of Death Benefit Distributions. Prior to the SECURE Act, beneficiaries of an annuity that was part of a IRA could elect to have the annuity’s death benefit distributed over the beneficiary’s life expectancy. Under the new rule, except for eligible designated beneficiaries (“EDBs”), the beneficiary must receive the entire death benefit within 10 years of the annuity owner’s death. EDBs may still elect to take distributions over their life expectancy or over a period not extending beyond their life expectancy, but the 10-year requirement applies when they die. EDBs include: (1) the owner‘s surviving spouse, (2) the owner’s minor child (until they reach the age of majority), (3) a disabled person, (4) a chronically ill person, or (5) an individual who is not more than 10 years younger than the owner. A beneficiary’s status as an EDB is determined on the date of the owner’s death.
Distributions from IRAs and Roth IRAs generally are subject to withholding for the individual’s federal income tax liability, subject to the individual’s election not to have tax withheld. The withholding rate varies according to the type of distribution and the individual’s tax status.
Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.
The Certificate provides that upon your death, a surviving Spouse may have certain continuation rights that he or she may elect to exercise for the Certificate’s death benefit and any joint-life coverage under the GLWB. All Certificate provisions relating to spousal continuation are available only to a person recognized as a spouse under federal law. The term, Spouse, does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law. Consult a tax adviser for more information on this subject.
Annuity purchases by nonresident aliens. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.
Seek Tax Advice. The above description of federal income tax consequences of the different types of IRAs which may be funded by a Certificate offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. Any person considering the purchase of a Certificate in connection with an IRA should first consult a qualified tax advisor, with regard to the suitability of a Certificate for the IRA.
SALES OF THE CERTIFICATES
We have entered into an underwriting agreement with GWFS Equities for the distribution and sale of the Certificates. Pursuant to this agreement, GWFS Equities serves as principal underwriter for the Certificates, offering them on a continuous basis.
GWFS Equities is located at 8515 East Orchard Road, Greenwood Village, CO 80111. GWFS Equities will use its best efforts to sell the Certificates, but is not required to sell any specific number or dollar amount of Certificates.
GWFS Equities was organized as a corporation under the laws of the State of Delaware in 1984 and is an affiliate of ours. GWFS Equities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities administrators in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).
GWFS Equities offers the Certificates through its registered representatives who are registered with FINRA and with the states in which they do business. More information about GWFS Equities and its registered representatives is available at www.finra.org or by calling 800-289-9999. You can also obtain an investor brochure from FINRA describing its Public Disclosure Program. Registered representatives with GWFS Equities are also licensed as insurance agents in the states in which they do business and are appointed with us.
GWFS Equities may also enter into selling agreements with unaffiliated broker-dealers to sell the Certificates. The registered representatives of these selling firms are registered with FINRA and with the states in which they do business, are licensed as insurance agents in the states in which they do business, and are appointed with us.
We do not pay commissions to GWFS Equities or to the unaffiliated broker-dealers in connection with the sale or solicitation of the Certificates. However, we may provide non-cash compensation in the form of training and education programs to registered representatives of GWFS Equities who sell the Certificates as well as registered representatives of unaffiliated broker-dealers. Registered representatives of GWFS Equities also sell other insurance products that we offer and may receive certain non-cash items, such as conferences, trips, prizes and awards under non-cash incentive compensation programs pertaining to those products. None of the items are directly attributable to the sale or solicitation of the Certificates. Such compensation will not be conditioned upon achievement of a sales target. Finally, we and GWFS Equities may provide small gifts and occasional entertainment to registered representatives with GWFS Equities or other selling firms in circumstances in which such items are not preconditioned on achievement of sales targets.
At times, GWFS Equities may make other cash and non-cash payments to selling firms for expenses relating to the recruitment and training of personnel, periodic sales meetings, the production of promotional sales literature and similar expenses. These expenses may also relate to the synchronization of technology between the Company, GWFS Equities, and the selling firm in order to coordinate data for the sale and maintenance of the Certificates. The amount of other cash and non-cash compensation paid by GWFS Equities or its affiliated companies ranges significantly among the selling firms. GWFS Equities and its affiliates may receive payments from affiliates of the selling firms that are unrelated to the sale of the Certificates. Any amounts paid by GWFS Equities to a selling firm or by Great-West to a selling firm are derived from the general account assets of Great-West and are not deducted from the Guarantee Benefit Fee. The Guarantee Benefit Fee does not vary because of such payments to such selling firms.
Although the Company and GWFS Equities do not anticipate discontinuing offering the Certificates, we do reserve the right to discontinue offering the Certificates at any time.
ADDITIONAL INFORMATION REGARDING THE CERTIFICATE
Owner Questions
The obligations to Owners and Covered Persons under the Group Contracts and Certificates are ours. Please direct your questions and concerns to us at our Administrative Office.

Return Privilege
Within the free-look period (up to 30 days under applicable state law) after you receive an individual contract, you may cancel it for any reason by delivering or mailing it postage prepaid to:
Great-West Life & Annuity Insurance Company
Annuity Administration
8515 East Orchard Road
Greenwood Village, CO 80111
If the Owner cancels an individual contract, the individual contract will be void. Any applicable free-look does not include the Covered Fund, which is a separate investment from the individual contract. There is no free-look period for purchasers of Certificates.
State Regulation
As a life insurance company organized and operated under the laws of the State of Colorado, we are subject to provisions governing life insurers and to regulation by the Colorado Commissioner of Insurance. Our books and accounts are subject to review and examination by the Colorado Division of Insurance.
Evidence of Death, Age, Gender, or Survival
We may require proof of the age, gender, death, or survival of any person or persons before acting on any applicable Certificate provision.
LEGAL MATTERS REGARDING THE CERTIFICATE
Certain matters regarding the offering of the securities herein have been passed upon by the Associate General Counsel for the Company. Eversheds Sutherland (US) LLP has provided advice on certain matters relating to the application of federal securities laws to the Certificates.
Cyber Security Risks
Our variable annuity contract business is highly dependent upon the effective operation of our computer systems and those of our business partners, so that our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption, and destruction of data maintained online or digitally, denial of service on our website and other operational disruption, and unauthorized release of confidential owner information. Cyber-attacks affecting us, the Portfolios, intermediaries and other affiliated or third-party service providers may adversely affect us and your Annuity Account Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of Transfer Requests from our website or with the Portfolios, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential owner or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the Portfolios invest, which may cause the Portfolios underlying your Contract to lose value. There can be no assurance that we or the Portfolios or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future.
We are also exposed to risks related to natural and man-made disasters and catastrophes, such as storms, fires, earthquakes, epidemics and terrorist acts, which could adversely affect our ability to administer the Contracts. Natural and man-made disasters, such as the recent spread of COVID-19, may require a significant contingent of our employees to work from remote locations. During these periods, we could experience decreased productivity, and a significant number of our workforce or certain key personnel may be unable to fulfill their duties. In addition, system outages could impair our ability to operate effectively by preventing the workforce from working remotely and impair our ability to process Contract-related transactions or to to calculate Contract values.
The Company outsources certain critical business functions to third parties and, in the event of a natural or man-made disaster, relies upon the successful implementation and execution of the business continuity planning of such entities. While the Company closely monitors the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely beyond the Company’s control. If one or more of the third parties to whom the Company outsources such critical business functions experience operational failures, the Company’s ability to administer the Contract could be impaired.
Abandoned Property Requirements
Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity contracts) under various circumstances. This “escheatment” is revocable, however, and the state is obligated to pay the applicable proceeds if the property owner steps forward to claim it with the proper documentation. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information, and identifying information for owners, annuitants, beneficiaries, and other payees.
ADDITIONAL INFORMATION REGARDING THE COMPANY
Corporate Organization and Overview
Great-West Life & Annuity Insurance Company is a stock life insurance company that was originally organized under the laws of the State of Kansas as the National Interment Association. Our name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation prior to changing to our current name in 1982. In September of 1990, we re-domesticated under the laws of the State of Colorado. Our executive office is located at 8515 East Orchard Road, Greenwood Village, Colorado 80111.
The Company is a direct wholly-owned subsidiary of GWL&A Financial Inc. (“GWL&A Financial”), a Delaware holding company. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco U.S. LLC. (“Lifeco U.S.”) and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. (“Lifeco”), a Canadian holding company. Lifeco operates in the United States primarily through the Company and through Putnam Investments, LLC (“Putnam”), and in Canada and Europe through The Canada Life Assurance Company (“CLAC”) and Irish Life Group Limited and their respective subsidiaries. Lifeco is a subsidiary of Power Financial Corporation (“Power Financial”), a Canadian holding company with substantial interests in the financial services industry. Power Corporation of Canada (“Power Corporation”), a Canadian holding and management company, has voting control of Power Financial. The Desmarais Family Residuary Trust, through a group of private holding companies that it controls, has voting control of Power Corporation.
The shares of Lifeco and Power Corporation are traded publicly in Canada on the Toronto Stock Exchange.
Business of the Company
The Company offers investment products and annuities to individuals, businesses, and other private and public organizations throughout the United States. The Company is authorized to engage in the sale of life insurance, accident and health insurance and annuities. It is qualified to do business in all states in the United States, except New York, and in the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. The Company is also a licensed reinsurer in New York.
The Chief Operating Decision Maker (“CODM”) of the Company is also the Chief Executive Officer (“CEO”) of the Company. The CODM reviews financial information prepared in accordance with International Financial Reporting Standards for the purposes of assessing performance of the Company, its subsidiaries and other U.S. affiliates. The CODM, in his capacity as CEO of the Company, reviews the Company’s financial information prepared in accordance with statutory reporting standards primarily in connection with the annual registration statement updates that are filed with the Securities and Exchange Commission (“SEC”), including this Prospectus. For purposes of SEC reporting requirements under a statutory basis of accounting, the Company has chosen to present its financial information in three segments, notwithstanding the above. The three segments are: Empower Retirement, Individual Markets and Other. These segments reflect the manner by which the Company’s CODM views and manages the business on an IFRS basis.
Through its Empower Retirement segment (referred to herein as “Empower Retirement” or “Empower”), the Company and its subsidiaries provide various retirement plan products and investment options as well as comprehensive administrative and recordkeeping services for financial institutions and employers, including educational, advisory, enrollment, and communication services for employer-sponsored defined contribution plans and associated defined benefit plans. Empower Retirement was formed in 2015 through the merger of the Company’s retirement services businesses, with similar businesses acquired from J.P. Morgan Retirement Plan Services and Putnam Investments, creating the second largest recordkeeping provider in the U.S.

Through its Individual Markets segment, the Company previously offered various forms of individual life insurance and annuity products. Effective June 1, 2019, the Company completed the sale, via indemnity reinsurance (the Protective Transaction), of substantially all of the Individual Markets segment to Protective Life Insurance Company (Protective), which has now assumed the economics and risks associated with the reinsured business. The business transferred included bank-owned and corporate-owned life insurance, single premium life insurance, individual annuities as well as closed block life insurance and annuities. The Company retained a block of life insurance, predominantly participating policies which are now administered by Protective, as well as a closed acquired reinsurance block. Post-transaction, the Company has focused on the Empower Retirement segment and its defined contribution retirement plan and asset management businesses.
No customer accounted for 10% or more of the Company’s consolidated revenues during the years 2020, 2019, or 2018. In addition, no segment of the Company’s business is dependent upon a single customer or a few customers, the loss of which would have a significant effect on it or its business segments’ operations. The loss of business from any one, or a few, customers, independent brokers or agents would not have a material adverse effect on the Company or its business segments.
Empower Retirement Segment Principal Products
Through its Empower Retirement segment, the Company and its subsidiaries provide various retirement plan products and investment options, as well as comprehensive administrative and recordkeeping services for financial institutions and employers, including educational, advisory, enrollment, and communication services for employer-sponsored defined contribution plans and associated defined benefit plans under Internal Revenue Code Sections 401(a), 401(k), 403(b), 408, and 457. Defined contribution plans provide for benefits based upon the value of contributions to, and investment returns on, an individual’s account.
The Company offer a variety of insurance-based investment products, such as variable annuity products and guaranteed interest rate investment products, that are designed to meet the specific needs of the customer. In addition, the Company offers both customized annuity and non-annuity products.
Variable annuity products – The Company’s variable annuity product offerings serve as funding vehicles for retirement plans and individual retirement accounts and provide the option for clients to annuitize assets. Additionally, some variable annuity offerings provide GLWBs, which guarantees that the client is able to take contractually specified withdrawals from their assets that will continue for life regardless of market performance or longevity. Depending on the product, the Company may earn fees from the separate account for GLWB risks, mortality and expense risks pertaining to the variable annuity contract, and/or for providing administrative services. For variable annuity assets invested in mutual funds, the Company may be reimbursed by the mutual funds for marketing, sales, and service costs under various revenue sharing agreements.
Guaranteed interest rate investment products – The Company offers guaranteed interest rate investment products, including the Certificate described in this Prospectus, that provide guaranteed minimum lifetime income to the covered individual under certain specified conditions. On these guaranteed interest rate investment products, the Company earns investment margins on the difference between the income earned on investments in its general account and the interest credited to the participant’s account balance. The Company’s general account assets support the guaranteed investment products. The Company also manages fixed interest rate products known as stable value funds that may be structured as separate accounts, pooled collective trusts, and custom collective trusts for which it is paid a management fee that is earned by the Company either directly or through its wholly-owned subsidiaries Great-West Capital Management, LLC (“Great-West Capital Management”) or Great-West Trust Company, LLC (“Great-West Trust Company”).
In addition, through the Company’s wholly-owned subsidiaries Empower Retirement offers a variety of non-insurance retirement products and services including defined contribution retirement plans, associated record-keeping and administrative services, asset management services, individual retirement accounts (“IRA”), mutual funds and collective investment trusts. Revenues and expenses generated from these products are represented in changes in value of investment in subsidiaries, as discussed further in the attached audited statutory financial statements.
Retirement Plan Services – Through the Company’s wholly-owned subsidiary Empower Retirement, LLC, Empower provides defined contribution retirement plans to public, private and non-profit employers and associated administrative services and partners with other large financial institutions to provide third-party recordkeeping and administration services Empower receives asset-based and/or participant-based fees for providing third-party administrative and recordkeeping services to financial institutions and employer-sponsored retirement plans.
Empower Retirement’s marketing focus is directed toward providing investment management, advisory services, and recordkeeping services under Internal Revenue Code Sections 401(a), 401(k), 403(b), 408, and 457 to private corporations, state and local governments, hospitals, non-profit organizations, and public school districts. The number of Empower Retirement participant accounts has grown to 11.9 million at December 31, 2020, from over 9.4 million at December 31, 2019, which includes 2.5 million new participants related to the MassMutual transaction.
Asset Management Services – Through the Company’s wholly-owned, registered investment advisor subsidiaries, Personal Capital Advisors Corporation (“PCAP”), Great-West Capital Management, and Advised Assets Group, LLC (“Advised Assets Group”), the Company provides investment management and advisory services to institutions, plan sponsors and individuals.
IRAs – Empower Retirement offers an individual retirement account product to the public and as a distribution option for employees rolling out of employer-sponsored defined contribution plans. Empower earns asset-based fees and per account fees for providing administrative and recordkeeping services for IRA accounts. For those IRAs invested in mutual funds, Empower can be reimbursed by the mutual funds for marketing, sales, and service costs under various revenue sharing agreements.
Mutual funds and collective trusts – Empower Retirement earns administration fees under various revenue sharing agreements from mutual funds and collective trusts for marketing, sales, and service costs incurred while providing services to individuals and institutional clients on behalf of the funds. On proprietary collective trusts, Empower earns an asset-based management fee through Great-West Trust Company.
Individual Markets Segment
Prior to completion of the Protective Transaction, the Company’s Individual Markets segment distributed life insurance, annuity, and retirement products to both individuals and businesses through various distribution channels. Life insurance products in-force include participating and non-participating term life, whole life, universal life, and variable universal life. Following the close of the Protective Transaction, the Company wound down the Individual Markets segment and ceased distributing individual life insurance and annuity products. The Company retains a block of in-force life insurance and annuities, predominantly participating policies which are now administered by Protective, as well as a closed reinsurance acquired block. In addition, the Company continues to produce and sell group annuities and insurance products that are distributed through the Empower Retirement segment.
Future Policy Benefit Liabilities and Life Insurance In-Force
The amount of fixed annuity products in-force is measured by future policy benefits. The following table shows group and individual annuity policy benefits supported by the Company’s general account net of ceded reinsurance, as well as the annuity balances in Empower Retirement and Individual Markets separate accounts for the years indicated:
	(In millions)
Year Ended December 31,	General Account Annuity Benefits Liabilities	Empower Retirement Annuity Separate Accounts	Individual Markets Annuity Separate Accounts
2020	$29,363	$15,202	$4,101
2019	$12,790	$14,204	$3,683
2018	$12,948	$14,763	$3,009
2017	$12,556	$18,729	$2,577
2016	$12,279	$19,157	$1,957
For Variable Annuities, the future policy benefit liabilities are computed on the basis of prescribed Statutory valuation interest rates and other assumptions as required by Statutory Valuation Law. For all other annuities policy benefit liabilities are established at the contract holder’s account value, which is equal to cumulative deposits and credited interest, less withdrawals, mortality and certain other charges.
The general account also has immediate annuities. The policy benefit liabilities for the immediate annuities are computed on the basis of prescribed Statutory valuation interest rates and mortality (where payouts are contingent on survivorship). These assumptions generally vary by plan, year of issue, and policy duration. Policy benefit liabilities for immediate annuities without life contingent payouts are computed on the basis prescribed Statutory valuation interest rates.
The following table summarizes Individual Markets life insurance future policy benefits liabilities net of ceded reinsurance, Individual Markets life insurance separate account balances, and Individual Markets life insurance in-force net of ceded reinsurance for the years indicated:

	(In millions)
Year Ended December 31,	Individual Markets Life Insurance Future Policy Benefits Liabilities	Individual Markets Life Insurance Separate Accounts	Individual Markets Life Insurance In-force
2020	$6,724	$7,550	$3,588
2019	$6,848	$7,037	$3,805
2018	$14,554	$6,304	$78,046
2017	$14,031	$6,215	$70,040
2016	$13,397	$5,771	$69,418
For both the Individual Markets life insurance future policy benefits liabilities and life insurance separate accounts, the future policy benefits are computed on the basis of prescribed Statutory valuation interest rates and mortality. These future policy benefits liabilities are calculated as the present value of future benefits (including dividends) less the present value of future net premiums, subject to a cash surrender value floor. The assumptions used in calculating the future policy benefits liabilities generally vary by plan, year of issue, and policy duration.
Additionally, for both the Individual Markets life insurance future policy benefits liabilities and life insurance separate accounts, policy and contract claim liabilities are established for claims that have been incurred but not reported based on factors derived from past experience.
The aforementioned policy benefit liabilities are computed amounts that, with additions from premiums and deposits to be received and with interest on such liabilities, are expected to be sufficient to meet the Company’s policy obligations (such as paying expected death or retirement benefits or surrender requests) and to generate profits.
Method of Distribution of Products Within the Empower Retirement and Individual Markets Segments
The Empower Retirement segment distributes products to plan sponsors through the Company’s subsidiary, GWFS Equities, Inc. (“GWFS Equities”), as well as through brokers, consultants, advisors, third-party administrators, and banks. It markets IRAs as a distribution option for employees terminated from employer-sponsored defined contribution plans through its Retirement Solutions Group, which includes a retail sales force. Recordkeeping and administrative services are distributed through institutional clients.
The Individual Markets segment has been discontinued and is no longer distributing new products.
Competition Within the Empower Retirement Segment
The retirement plan services, retirement products, and investment management marketplaces are highly competitive. Empower Retirement’s competitors include insurance companies, banks, investment advisors, mutual fund companies, and certain service and professional organizations. No individual competitor or small group of competitors is dominant. Competition focuses on name recognition, service, technology, cost, variety of investment options, investment performance, product features, and price, in addition to financial strength as indicated by ratings issued by nationally recognized agencies.
Empower Retirement Outlook
As the second largest recordkeeping provider in the U.S., Empower Retirement is positioned for significant growth opportunities with expertise and diversification across all plan types, company sizes and market segments. The acquisition of MassMutual's retirement services business strengthens Empower Retirement's position as the second largest player in the U.S. retirement market and makes Empower Retirement first in the core marketplace. Financial Services business unit continually examines opportunities to structure products and develop strategies to stimulate growth in assets under management.
On August 17, 2020, the Company completed the acquisition of Personal Capital Corporation (Personal Capital), a hybrid wealth manager that combines a leading-edge digital experience with personalized advice delivered by human advisors. This acquisition brings together Empower Retirement's leading retirement plan services and integrated financial tools and Personal Capital's rapidly growing, digitally oriented personal wealth management platform.

On December 31, 2020, the Company completed the acquisition, via indemnity reinsurance and acquisition of related assets (the MassMutual Transaction), of the retirement services business of Massachusetts Mutual Life Insurance Company (MassMutual), strengthening Empower Retirement’s position as the second largest player in the U.S. retirement market. The Company acquired the MassMutual business for a total value of approximately $3.35 billion, consisting of a $2.35 billion reinsurance ceding commission and $1.0 billion of required capital to support the business.
Empower Retirement anticipates realizing cost synergies through the migration of MassMutual's retirement services business onto Empower Retirement's recordkeeping platform. Further, the MassMutual acquisition increases the synergy potential of Empower Retirement's acquisition of Personal Capital across a larger combined business.
In 2021, Empower Retirement’s strategies to drive sales growth will continue to include active marketing of the brand, investing in product differentiation and offering a best-in-class service model. In 2020, service enhancements were made to this model including standardizing and improving client-facing tools, optimizing advisor relationship management and client alignment as well as adopting best practices for participant communications. In 2021, investments will be made in integrating the previously referenced businesses as well as continue investment to improve the customer web experiences, including adding innovative capabilities and ease of service products. These efforts are expected to increase customer retention and ultimately increase participant retirement savings.
Individual Markets Outlook
Effective June 1, 2019, the Company completed the sale, via indemnity reinsurance, of substantially all of the Individual Markets segment to Protective Life Insurance Company (“Protective”), which has now assumed the economics and risks associated with the reinsured business. The business transferred included bank-owned and corporate-owned life insurance, single premium life insurance, individual annuities as well as closed block life insurance and annuities. The Company retained a block of life insurance, predominantly participating policies which are now administered by Protective, as well as a closed acquired reinsurance block. Post-transaction, the Company will focus on the Empower Retirement segment through its defined contribution retirement and asset management businesses.
Other Segment
The Company’s Other reporting segment is substantially comprised of activity not directly allocated to the other operating segments and interest expense on long-term debt.
Reinsurance
The Company enters into reinsurance transactions as a purchaser of reinsurance for its various insurance products and as a provider of reinsurance for some insurance products. Reinsurance transactions are assumed from and ceded to affiliated entities and third parties. When purchasing reinsurance, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage, quota share, yearly renewable term, coinsurance, and modified coinsurance contracts. Under the terms of these contracts, the reinsurer agrees to reimburse the Company for the ceded amount in the event a claim is paid. However, the Company remains liable to its policyholders with respect to the ceded insurance if a reinsurer fails to meet the obligations it assumed. Accordingly, the Company strives to cede risks to highly rated, well-capitalized companies. The Company assumes risk from approximately 40 insurers and reinsurers by participating in yearly renewable term and coinsurance pool agreements. When assuming risk, the Company seeks to generate revenue while maintaining reciprocal working relationships with these partners as they also seek to limit their exposure to loss on any single life. Maximum capacity to be accepted or retained by the Company is dictated at the treaty level and is monitored annually to ensure the total risk acquired or retained on any one life is limited to a maximum retention of $4.5 million. Effective June 1, 2019, all risks on non-participating policies issued by the Company below the retention limit of inforce reinsurance were ceded to Protective in the Protective Transaction.
Investment Operations
The Company’s investment division manages and administers the investments of its general and separate accounts in support of the cash and liquidity requirements of its insurance and investment products.
The Company’s principal general account investments are in bonds and mortgage loans, all of which are exposed to three primary sources of investment risk: credit, interest rate, and market valuation. Total investments at December 31, 2020, of $67 billion were comprised of general account investment assets of $39 billion and separate account assets of $28 billion. Total investments at December 31, 2019, of $48 billion were comprised of general account investment assets of $22 billion and separate account assets of $26 billion.
The Company’s general account investments are in a broad range of asset classes, but consist primarily of domestic bonds. Bonds include public and privately placed corporate bonds, government bonds, and mortgage-backed and asset-backed securities. The Company’s mortgage loans are comprised primarily of domestic commercial collateralized loans diversified with regard to geographical markets and commercial mortgage property types.
The Company manages the characteristics of its investment assets, such as liquidity, currency, yield, and duration, to reflect the underlying characteristics of related insurance and policyholder liabilities that vary among its principal product lines. The Company observes strict asset and liability matching guidelines designed to ensure that the investment portfolio will appropriately meet the cash flow requirements of its liabilities. The Company uses derivative financial instruments for risk management purposes associated with certain invested assets and policy liabilities, not for speculative purposes.
The Company routinely monitors and evaluates the status of its investments in light of current economic conditions, trends in capital markets, and other factors. These other factors include investment size, quality, concentration by issuer and industry, and other diversification considerations relevant to the Company’s bonds.
The Company reduces credit risk for the portfolio as a whole by investing primarily in investment grade bonds. At December 31, 2020, and 2019, 97% and 99%, respectively, of the Company’s bond portfolio were designated as investment grade.
Employees
As of January 1, 2020, all of the Company’s employees became employees of the Company’s wholly owned subsidiary Empower Retirement, LLC. These employees provide services to the Company to manage and operate its business and the Company reimburses Empower Retirement, LLC for such services pursuant to an intercompany services agreement. As a result, at December 31, 2020, the Company had zero employees and Empower Retirement, LLC had approximately 7,467 employees, including approximately 1,735 employees who joined the Empower Retirement from Massachusetts Mutual. At December 31, 2019, the Company had approximately 6,370 employees.
Company Properties
The Company’s corporate office facility is comprised of an 886,000 square foot complex located in Greenwood Village, Colorado. The Company owns its corporate office facilities which are occupied by all of the Company’s segments. The Company also leases or licenses approximately 579,000 square feet of sales and administrative offices throughout the United States. Management believes that the Company’s properties are suitable and adequate for its current and anticipated business operations.
Legal Proceedings Involving the Company
From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company’s business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company’s financial position, results of operations, or cash flows.
The Company is defending lawsuits relating to the costs and features of certain retirement or fund products. Management believes the claims are without merit and will defend these actions. Based on the information known, these actions will not have a material adverse effect on the consolidated financial position of the Company.
The Company is involved in other various legal proceedings that arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the likelihood of loss from the resolution of these proceedings is remote and/or the estimated loss is not expected to have a material effect on the Company’s consolidated financial position, results of its operations, or cash flows.

Directors and Executive Officers of the Company
Identification of Directors
Director	Age	From	Principal Occupation(s) for Last Five Years
John L. Bernbach(3)(4)(5)	77	2006	CEO of The Bernbach Group
Robin Bienfait(2)(5)	61	2018	CEO of Emnovate
Jeffrey R. Carney	58	2020	Corporate Director since October 2020; previously President and Chief Executive Officer, IGM Financial Inc.
Marcel Coutu(1)(4)(7)	67	2014	Corporate Director
André Desmarais(4)(5)(6)	64	1997	Deputy Chairman, Power Corporation and Power Financial Corporation; previously President and Co-Chief Executive Officer, Power Corporation until February 2020
Paul Desmarais, Jr.(1)(4)(6)	66	1991	Chairman, Power Corporation and Power Financial Corporation; previously Co- Chief Executive Officer, Power Corporation until February 2020
Gary A. Doer(5)	72	2016	Senior Business Advisor, Dentons Canada LLP since August 2016; previously Canada’s Ambassador to the United States
Gregory J. Fleming(1)	58	2016	Chief Executive Officer, Rockefeller Capital Management since October 2017
Claude Généreux(1)	58	2015	Executive Vice President, Power Corporation; previously Executive Vice President, Power Financial Corporation until March 2020
Alain Louvel(2)(3)(5)	75	2006	Corporate Director
Paula B. Madoff(1)(2)	53	2018	Corporate Director; Advisory Director, Goldman Sachs since August 2017; previously Partner, Interest Rate Products, Derivatives and Mortgages, Goldman Sachs until 2017
Paul A. Mahon(1)	57	2013	President and Chief Executive Officer, Lifeco and CLAC
Edmund F. Murphy III(1)	59	2019	President and Chief Executive Officer of the Company
R. Jeffrey Orr(1)(4)(5)	62	2005
Chairman of the Board of the Company; Chairman of
the Board of Lifeco and CLAC; President and Chief Executive Officer, Power
Corporation since February 2020; President and Chief Executive Officer, Power
Financial Corporation

Robert L. Reynolds	69	2014	President and Chief Executive Officer of Putnam Investments, LLC; previously President and Chief Executive Officer of the Company
T. Timothy Ryan, Jr.(4)(5)	75	2009	Corporate Director
Jerome J. Selitto(1)	79	2012	President, Better Mortgage Corporation
Gregory D. Tretiak(2)(5)	65	2012	Executive Vice President and Chief Financial Officer, Power Corporation and Power Financial Corporation
Brian E. Walsh(1)(4)	67	1995	Principal and Chief Strategist, Titan Advisors, LLC
(1)
 Member of the Investment and Credit Committee.
(2)
 Member of the Audit Committee.
(3)
 Member of the Conduct Review Committee.
(4)
 Member of the Nominating Committee.
(5)
 Member of the Risk Committee.
(6)
 Mr. André Desmarais and Mr. Paul Desmarais, Jr. are brothers.
Unless otherwise indicated, all of the directors have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies or firms identified.
The appointments of directors are confirmed annually.
The following is a list of directorships currently held or formerly held within the five previous years by the directors of the Company, on companies whose securities are traded publicly in the United States or that are investment companies registered under the Investment Company Act of 1940.

Director	Current Directorships	Former Directorships and Dates
Robin Bienfait	Mitsubishi UFJ Financial Group
Marcel Coutu	Brookfield Asset Management Inc. Enbridge Inc.
Paul Desmarais, Jr.		Total S.A. May 2002 - May 2017
Gary Doer	Barrick Gold
Alain Louvel	FutureFuel
Paula Madoff	KKR Real Estate Finance Trust Tradeweb Markets
R. Jeffrey Orr	PanAgora Asset Management, Inc.
Jerome Selitto	Better Mortgage Corporation
T. Timothy Ryan, Jr.	Santander Holdings USA, Inc.
Gregory D. Tretiak	PanAgora Asset Management, Inc.
The Company’s Nominating Committee (the “Nominating Committee”) is charged with recommending to the Board of Directors the qualifications for Directors, including among other things, the competencies, skills, experience and level of commitment required to fulfill Board responsibilities and the personal qualities that should be sought in candidates for Board membership. The Nominating Committee’s duties include identifying and recommending Director candidates to the Board based on a consideration of the competencies and skills that the Board considers appropriate for the Board as a whole to possess, the competencies and skills that the Board considers each existing Director to possess and that each new nominee will bring to the Board, and the appropriate level of representation on the Board by Directors who are independent of management and who are neither officers nor employees of any of the Company’s affiliates.
The Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and determined that, although no one member of the Audit Committee is an “audit committee financial expert” within the meaning of the Rules under the Securities Exchange Act of 1934, the combined qualifications and experience of the members of the Audit Committee give the Committee collectively the financial expertise necessary to discharge its responsibilities.
The Company’s Directors are elected on an annual basis by the Company’s sole shareholder, GWL&A Financial Inc.
The Company’s Directors are identified below along with an indication of their experience, qualifications, attributes and skills, which leads the Company to believe that they are qualified to serve on the Board of Directors.
John L. Bernbach
Mr. Bernbach is CEO of The Bernbach Group, a business consulting firm. In 2017 Mr. Bernbach was part of a team of diverse corporate executives who founded Distillier LLC and developed and introduced Grand Brulot, the esteemed VSOP Cognac & coffee alcoholic beverage, in the United States & Europe. Mr. Bernbach served as Vice Chairman of Engine, one of the largest privately-owned independent marketing services companies, which he joined in January 2010. He was also a co-founder of NTM (Not Traditional Media) Inc., a marketing and media advisory firm created in 2003 to work with clients and media companies to develop strategies integrating nontraditional marketing solutions and new media models. Prior to that, Mr. Bernbach, as CEO of The Bernbach Group, LLC, led this executive management consulting business concentrating on corporate and communications strategies. From 1995 to 2000, Mr. Bernbach served as Director and then CEO and Chairman of North American Television, which produced and distributed news and entertainment programming. In 1994, Mr. Bernbach launched the publication of luxury goods magazines in China, Japan, France and Spain. Prior to 1994, Mr. Bernbach spent 22 years at the advertising firm Doyle Dane Bernbach, the last eight as President/COO of DDB Needham Worldwide. In 1986, he was one of five founders of Omnicon, which at that time was the largest marketing services and communications groups in the world. Mr. Bernbach currently serves on the boards of Putnam, Power Pacific Corporation Limited, Casita Maria, Ai Media Group LLC, Distillier LLC and as an advisor to Mr. Stephen A. Schwarzman, Chairman & CEO of The Blackstone Group.
Robin Bienfait
Ms. Bienfait is Chief Executive Officer of Emnovate, an executive advisory firm delivering enterprise-class services to emerging businesses, a position she has held since 2017, and is the founder of Atlanta Tech Park, a global technology accelerator. She previously served as Executive Vice-President and Chief Enterprise Innovation Officer at Samsung Electronics from 2014 to 2017 and, prior to that, she was Chief Information Officer at BlackBerry from 2007 to 2014. Ms. Bienfait is a director of Lifeco, CLAC and Putnam. She is also a director and Chair of the board of Global Aviation and a director of the Georgia Institute of Technology Industry Board, the Atlanta Chapter of the National Association of Corporate Directors and Mitsubishi UFJ Financial Group, Inc. She previously served as a member of the Cisco Strategic Advisory Board and the Hewlett-Packard Advisory Board. Ms. Bienfait holds a Masters in Technology Management from the Georgia Institute of Technology and a bachelor’s degree in engineering from Central Missouri State University.
Jeffrey Carney
Mr. Carney is a Company Director as of October, 2020. Mr. Carney was appointed President and Chief Executive Officer of IGM Financial Inc. (“IGM”) and IG Wealth Management in May, 2016 and served until September, 2020. Prior to these roles, Mr. Carney held the positions of Co-Chief Executive Officer of IGM from May, 2013 until May, 2016, and President and Chief Executive Officer of Mackenzie Inc. (“Mackenzie”) from May, 2013 until July, 2016. Mr. Carney was the Executive Vice-President, Branch Network with Charles Schwab & Co. Inc. from March until November, 2012, and prior to that was the Senior Managing Director, Head of Marketing and Products, for Putnam from October, 2008 until March, 2012. Mr. Carney formerly served as a director of IG Wealth Management, Mackenzie, Mackenzie Investments Corporation, Personal Capital Corp., Wealthsimple Financial Corp. and Portag3 Ventures GP Inc.
Marcel Coutu
Mr. Coutu, Corporate Director, is the former Chairman of Syncrude Canada Ltd., a Canadian oil sands project and is past President and Chief Executive Officer of Canadian Oil Sands Limited an oil and gas company. He was previously Senior Vice-President and Chief Financial Officer of Gulf Canada Resources Limited, and prior to that held various positions in the areas of corporate finance, investment banking, and mining and oil and gas exploration and development. Mr. Coutu is a director of Lifeco, CLAC and Putnam. He is also a director of Power Corporation, IGM, IG Wealth Management, Mackenzie Inc., Brookfield Asset Management Inc., Enbridge Inc. and the Calgary Exhibition and Stampede Board. He has also held board positions with Gulf Indonesia Resources Limited, TransCanada Power Limited Partnership and the board of governors of the Canadian Association of Petroleum Producers. Mr. Coutu is a former member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.
André Desmarais
Mr. Desmarais is Deputy Chairman of Power Corporation and of Power Financial. He previously served as President and Co-Chief Executive Officer of Power Corporation from 1996 until his retirement in February, 2020. He also served as Executive Co-Chairman of Power Financial until 2020. Prior to joining Power Corporation in 1983, he was Special Assistant to the Minister of Justice of Canada and an institutional investment counselor at Richardson Greenshields Securities Ltd. Mr. Desmarais has held a number of senior positions with Power group companies and is a director of many Power group companies in North America, including Power Corporation, Power Financial, Lifeco, CLAC, Putnam, IGM, IG Wealth Management and Mackenzie. He is also a director and Vice-Chairman of Pargesa Holding SA in Europe. Mr. Desmarais is Honorary Chairman of the Canada China Business Council and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations. He is an Officer of the Order of Canada and an Officer of the National Order of Québec. He has received honorary doctorates from Concordia University, Université de Montréal and McGill University. Mr. Desmarais is a trustee of the Desmarais Family Residuary Trust.
Paul Desmarais, Jr.
Mr. Desmarais is Chairman of Power Corporation and of Power Financial. He previously served as Co-Chief Executive Officer of Power Corporation from 1996 until his retirement in February, 2020. He joined Power Corporation in 1981 and assumed the position of Vice-President the following year. He served as Vice-President of Power Financial from 1984 to 1986, as President and Chief Operating Officer from 1986 to 1989, as Executive Vice-Chairman from 1989 to 1990, as Executive Chairman from 1990 to 2005, as Chairman of the Executive Committee from 2006 to 2008 and as Executive Co-Chairman from 2008 to 2020. He also served as Vice-Chairman of Power Corporation from 1991 to 1996. He was named Chairman and Co-Chief Executive Officer of Power Corporation in 1996. From 1982 to 1990, he was a member of the Management Committee of Pargesa Holding SA; in 1991, he became Executive Vice-Chairman and then Executive Chairman of the Committee; from 2003 to 2019, he was Co-Chief Executive Officer. He was Chairman of the board from 2013 until November 2020, when Pargesa’s reorganization was completed. He has been a director of Pargesa Holding SA from 1992 to November 2020. He is a director of many Power group companies in North America, including Power Corporation, Power Financial, Lifeco, CLAC, Putnam, IGM, IG Wealth Management and Mackenzie. In Europe, he is Chairman of Groupe Bruxelles Lambert and a director of SGS SA. He was a director of LafargeHolcim Ltd. from 2008 to 2020, of Total SA from 2002 to 2017, of GDF Suez from 2001 to 2014, and of Imerys S.A. from 1998 to 2008. Mr. Desmarais is a member of The Business Council of Canada. He is also active on a number of philanthropic advisory councils. In 2005, he was named an Officer of the Order of Canada, in 2009, an Officer of the National Order of Québec and, in 2012, Chevalier de la Légion d’honneur in France. He has received a number of honorary doctorates. Mr. Desmarais is a trustee of the Desmarais Family Residuary Trust.
Gary A. Doer
Mr. Doer has served as a Senior Business Advisor at Dentons Canada LLP, a global law firm, since August, 2016. He previously served as Canada’s Ambassador to the United States from October, 2009 to January, 2016. Mr. Doer was the Premier of Manitoba from 1999 to 2009, and served in a number of positions as a member of the Legislative Assembly of Manitoba from 1986 to 2009. In 2005, as Premier, he was named by Business Week magazine as one of the top 20 international leaders on climate change. Mr. Doer is a director of Lifeco, CLAC and Putnam. He is also a director of Power Corporation, Power Financial, IGM, IG Wealth Management, Mackenzie and Air Canada. He previously served as a director of Barrick Gold Corporation. In 2017, Mr. Doer joined the Trilateral Commission as a member of the North American Group. He is a volunteer Co-Chair of the Wilson Centre’s Canada Institute, a non-partisan public policy forum focused on Canada-U.S. relations. Mr. Doer received a distinguished diplomatic service award from the World Affairs Council in 2011 and was inducted into the Order of Manitoba in 2010.
Gregory J. Fleming
Gregory J. Fleming is the founding Chief Executive Officer of Rockefeller Capital Management. He has spent more than 30 years in the financial services industry and has developed a track record of transforming businesses, engendering trust among institutional and individual clients and creating value for colleagues and shareholders. In March 2018, Mr. Fleming became the CEO of Rockefeller Capital Management, a firm that combines wealth management, family office, asset management and strategic advisory. The firm arose from the March 2018 acquisition of the former Rockefeller & Co. Mr. Fleming is a shareholder and member of the Board of Directors of Rockefeller Capital Management. Prior to leading Rockefeller Capital Management, Mr. Fleming was the President of Morgan Stanley Wealth Management and Morgan Stanley Investment Management. He joined Morgan Stanley in 2010 and served in these roles for 6 years. During that time, he oversaw the transformation of both businesses. Before joining Morgan Stanley, Mr. Fleming served as President and Chief Operating Officer of Merrill Lynch and before that ran Merrill Lynch’s Global Investment Banking business. Before joining Merrill Lynch as an investment banker in 1992, Mr. Fleming was a principal at Booz Allen Hamilton. Mr. Fleming is a former director of Colgate University; a member of the Board of Advisors for the Yale Law School Center for the Study of Corporate Law, the Council on Foreign Relations and the Economic Club of New York; a trustee at Deerfield Academy; a member of the Ronald McDonald House Board of Directors; an Advisory Director on the board of the Florida Marlins; a member of the Turn2 Resource Council; and a member of the Advisory Board of COVR, an innovative financial services startup. He frequently serves as a Visiting Lecturer in Law at Yale Law School. He is a Phi Beta Kappa, summa cum laude graduate in economics from Colgate University and received his J.D. from Yale Law School. Mr. Fleming is also a director of Putnam.
Claude Généreux
Mr. Généreux is Executive Vice-President of Power Corporation, a position he has held since March, 2015. He was Executive Vice-President of Power Financial from March, 2015 until March, 2020. He is Senior Partner Emeritus of McKinsey & Company (“McKinsey”), a global management consulting firm. During his 28 years at McKinsey, Mr. Généreux focused on serving leading global companies in financial services, resources and energy. He held various leadership positions including Global Sector Leadership in energy, Office Leadership in Montreal, Global Personal Committees for partner election and evaluation, and Global Recruiting for Advanced University Degrees candidates. He has been posted in Montreal, Paris, Toronto and Stockholm. Mr. Généreux is a director of Lifeco, CLAC and Putnam. He is also a director of IGM, IG Wealth Management, Mackenzie and Group Bruxelles Lambert. Mr. Généreux is the Vice-Chair of the Board of Governors at McGill University and serves on the boards of the Jeanne Sauvé Foundation, the Loran Scholars Foundation and the Rhodes Scholarships in Canada. He graduated from McGill University and Oxford University, where he studied as a Rhodes Scholar.
Alain Louvel
After receiving an MBA from Columbia University, and a masters in Economics and Political Sciences from the Paris University, Mr. Louvel began his professional career in 1970 as an advisor to the Department of Industry and Trade of the Quebec Government. In 1972, he joined Bank Paribas (“Paribas”) and for the next 33 years held various executive positions with Paribas in France, Canada and the United States. He completed his banking career as the Head of Risk Management for the Americas of BNP Paribas, with overall responsibilities over credit, market, counterparty and operational risk. Mr. Louvel serves as a Director of Putnam and Mountain Asset Management. He is also an Honorary Trustee of the French Institute Alliance Francaise and a French Foreign Trade Counselor. Mr. Louvel is a permanent resident of the United States with dual French and Canadian citizenship.

Paula B. Madoff
Ms. Madoff, Corporate Director, has served as an Advisory Director at Goldman Sachs, a global investment banking, securities and investment management firm, since August, 2017. She spent 25 years at Goldman Sachs where she most recently was a Partner responsible for Interest Rate Products, Derivatives and Mortgages until her retirement in 2017. Ms. Madoff also held several additional leadership positions at Goldman Sachs including Co-Chair of the Retirement Committee overseeing 401k and pension plan assets, Chief Executive Officer of Goldman Sachs Mitsui Marine Derivatives Products, L.P., and was a member of its Securities Division Operating Committee and Firmwide New Activity Committee. She has 30 years of experience in investing, risk management and capital markets activities. Ms. Madoff is a director of Power Corporation, Lifeco, CLAC and Putnam. She also serves as a director of Tradeweb Markets Inc., KKR Real Estate Finance Trust Inc., Motive Capital Corp and ICE Benchmark Administration, where she is also Chair of the ICE LIBOR Oversight Committee. Ms. Madoff is a 2018 David Rockefeller Fellow, a member of the Harvard Business School Alumni Board, a member of the Harvard Kennedy School Woman and Public Policy Leadership Board, and a director of Hudson River Park Friends. She received a Master’s in Business Administration from Harvard Business School and a Bachelor of Arts degree in Economics from Lafayette College.
Paul A. Mahon
Mr. Mahon is President and Chief Executive Officer of Lifeco and CLAC, a position he has held since May, 2013. Prior to that he was President and Chief Operating Officer, Canada of Lifeco and CLAC. Mr. Mahon has been with CLAC since 1986, and is a director of Lifeco, CLAC and Putnam. He is also a director and past Chair of the board of the Canadian Life and Health Insurance Association and a member of the Canadian Council of Chief Executives, Business Council of Canada, Misericordia Health Centre Corporation and United Way Resource Development Committee. Mr. Mahon previously served as a director of the CancerCare Manitoba Foundation.
Edmund F. Murphy III
Mr. Murphy is President and Chief Executive Officer of the Company and is a director of Putnam. Mr. Murphy provides leadership and strategic direction for the Company’s operating units: Empower Retirement and Great-West Investments. Mr. Murphy brings 30 years of broad industry experience to his role. He was appointed the inaugural President of Empower Retirement upon its creation in 2014 and has led the organization through a period of strong and sustained growth, positioning Empower Retirement as the go-to provider of retirement services for millions of Americans saving for retirement through workplace plans. A much sought-after thought leader as an advocate for the defined contribution systems, Mr. Murphy is regarded as a driving force for industry innovation and public policy reform. Mr. Murphy meets regularly with policymakers in Washington, D.C. and has testified before the House Ways and Means Committee, the Department of Labor, the Treasury Department and the Internal Revenue Service. He speaks and writes on topics ranging from retirement issues and public policy to investment advice and lifetime income strategies. Before his appointment as President of Empower Retirement, Mr. Murphy had served as Managing Director of the Defined Contribution and Investment Only business at Putnam since 2009. He joined the firm’s operating committee in 2011. Prior to Putnam, Mr. Murphy held executive leadership roles for 17 years at Fidelity Investments in its institutional, private equity and retail businesses. He also served as President and CEO of Veritude, LLC and as a board member of BostonCoach, Advisor Technology Services, Seaport Hotel, World Trade center and several other Fidelity-owned businesses. He spent the early portion of his career at Merrill Lynch. Mr. Murphy is a board member of the Employee Benefit Research Institute, Cristo Rey School, Boston College Wall Street Council, Jobs for the Future and the New England Council. He holds a bachelor’s degree from Boston College and is a graduate of the General Manager Program at Harvard Business School.
R. Jeffrey Orr
Mr. Orr has been Chair of the Boards of Lifeco and CLAC since May, 2013, of the Company since July, 2013 and of Putnam since June, 2008. He is also President and Chief Executive Officer of Power Corporation and Power Financial, positions he has held since February, 2020 and May, 2005 respectively. From May, 2001 until May, 2005, Mr. Orr was President and Chief Executive Officer of IGM. Prior to joining IGM, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman, Investment Banking Group, Bank of Montreal. He had been with BMO Nesbitt Burns Inc. and predecessor companies since 1981. Mr. Orr is a director of CLAC, Putnam and PanAgora Asset Management, Inc. He is also a director and Chair of IGM, IG Wealth Management and Mackenzie, and a director of Power Corporation and Power Financial. Mr. Orr is active in a number of community and business organizations.

Robert L. Reynolds
Mr. Reynolds served as President and Chief Executive Officer of the Company from May 2014 through January 2019. In addition, Mr. Reynolds is a director and the Chair of Great-West Lifeco U.S. LLC. He has served as President and Chief Executive Officer of Putnam since 2008 and is a director of Putnam. Mr. Reynolds has more than 30 years of financial services and investments experience. Before joining Putnam, he spent 24 years at Fidelity Investments, serving as vice chairman and chief operating officer from 2000 to 2007. Mr. Reynolds’ accomplishments have earned multiple industry honors over time. He was named Fund Leader of the Year at the Mutual Fund Industry Awards in 2010 for the strategic improvements he initiated at Putnam. The following year, under the leadership of Mr. Reynolds, Putnam was honored as Retirement Leader of the Year for initiatives and innovative solutions in the workplace savings arena. Mr. Reynolds has also received a Lifetime Achievement Award from PLANSPONSOR magazine in 2005 for popularizing employer-sponsored 401(k) plans. He was also awarded a President's Medal of Excellence from Boston College. He earned a bachelor's degree in business administration/finance from West Virginia University, from which he also received an honorary doctorate in business administration and a Distinguished Alumni Award. Mr. Reynolds serves on the executive committee of the Massachusetts High Technology Council board. Mr. Reynolds currently serves on several not-for-profit boards, including those of the Concord Museum, the Dana-Farber Cancer Institute and the U.S. Ski & Snowboard Association Foundation. Additionally, he serves as Chairman of the Boston Advisory Board of the American Ireland Fund, Chairman of the Massachusetts Competitive Partnership, and National Council Co-Chairman of the American Enterprise Institute. Mr. Reynolds also is an Executive Committee Member of the Greater Boston Chamber of Commerce, and a member of the U.S. Chamber of Commerce, Center for Capital Markets Competitiveness; the President’s Council, Massachusetts General Hospital; Executive Committee, Massachusetts High Technology Council; and the Chief Executives Club of Boston. He previously served as Chairman of West Virginia University Foundation.
T. Timothy Ryan, Jr.
Mr. Ryan, Corporate Director, served as Vice-Chairman of Regulatory Affairs at JPMorgan Chase, a global financial services firm, from 2013 to 2014. Prior to joining JPMorgan, he was President and Chief Executive Officer of the Securities and Financial Markets Association from 2008 to 2013. He is a director of Lifeco, CLAC, Putnam, Power Corporation and Power Financial. Mr. Ryan is also non-executive Chairman of the Board of Directors of Santander Holdings USA, Inc., Santander Bank, N.A. and Banco Santander International. He previously served as a Director of Markit Ltd. and Lloyds Banking Group plc. He was a private sector member of the Global Markets Advisory Committee for the National Intelligence Council from 2007 to 2011. Mr. Ryan is a graduate of Villanova University and the American University Law School.
Jerome J. Selitto
Mr. Selitto is the President of Better Mortgage Corporation (previously Avex Funding Corporation), a technology focused mortgage lender, a position he has held since April, 2015. Mr. Selitto served as a director and as President and Chief Executive Officer of PHH Corporation (“PHH”), a provider of mortgage lending and servicing solutions, from October, 2009 to January, 2012. Prior to joining PHH, Mr. Selitto worked at Ellie Mae, Inc. (“Ellie Mae”), a provider of enterprise solutions for the residential mortgage industry. While at Ellie Mae, Mr. Selitto initially served as a senior consultant beginning in 2007 and, later in 2007 through 2009, as Executive Vice-President, Lender Division. He has over 40 years of experience in the mortgage industry and in capital markets. Mr. Selitto is a director of Lifeco, CLAC and Putnam. He holds a Bachelor of Science degree in Economics and Marketing from the University of South Florida.
Gregory D. Tretiak
Mr. Tretiak is Executive Vice-President and Chief Financial Officer of Power Corporation and Power Financial, positions he has held since May, 2012. From 1988 to May, 2012, he held various positions with IGM and IG Wealth Management, most recently the position of Executive Vice President and Chief Financial Officer of IGM from April, 1999 to May, 2012. Mr. Tretiak is a director of Lifeco, CLAC, Putnam and PanAgora Asset Management, Inc. He also serves as a director of IGM, IG Wealth Management and Mackenzie. He holds a Bachelor of Arts in Economics and Political Science from the University of Winnipeg and is a Chartered Professional Accountant, a Fellow of the Chartered Professional Accountants and has been a Certified Financial Planner. Throughout his career, Mr. Tretiak has been active in professional industry groups and associations including the Chartered Professional Accountants, Financial Executives International, the Certified Financial Planners, the Institute of Internal Auditors, the Investment Funds Institute of Canada and the Canadian Chamber of Commerce Economic and Taxation Committee.

Brian E. Walsh
Mr. Walsh is Principal and Chief Strategist of Titan Advisors LLC, an asset management firm, a position he has held since July, 2015. Prior to that, Mr. Walsh was Chairman and Chief Investment Officer of Saguenay Strathmore Capital, LLC, a money management and investment advisory company, a position that he held from September, 2011 to June, 2015. He was previously Managing Partner of Saguenay Capital, LLC from January, 2001 to September, 2011. Mr. Walsh has over 30 years of investment banking, international capital markets and investment management experience. He had a long career at Bankers Trust culminating in his appointment as Co-head of Global Investment Banking and as a member of the Management Committee. Mr. Walsh is a Director of Lifeco, CLAC and Putnam. He also serves on the International Advisory Board of École des Hautes Études Commerciales of Montréal. Mr. Walsh holds a Master’s in Business Administration and Bachelor of Arts degree from Queen’s University.
Compensation of Company Directors for 2020
1. Table
The Company compensates Directors who are not also Directors of Lifeco or Great-West Life (“Company Directors”). The following sets out compensation earned in 2020 by the Company Directors.
Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
J.L. Bernbach	114,266	87,500	29	201,795
J. Carney(1)	17,120	17,120	5	34,245
R. Bienfait	71,127	30,529	7	101,663
G.J. Fleming	112,609	87,500	29	200,138
A. Louvel	146,766	87,500	29	234,295
E.F. Murphy III	106,821	87,500	29	194,350
R.L. Reynolds	91,821	87,500	29	179,350
(1)
 Mr. Carney was elected to the Board of Directors effective October 21, 2020.
(2)
 Ms. Bienfait and Messrs. Bernbach, Carney, Fleming, Louvel, Murphy and Reynolds elected to receive this portion of their compensation for serving as directors in cash. Amounts payable to Company Directors are paid in the currency of the country of residence. Amounts earned in Canadian dollars have been translated to U.S. dollars at the Conversion Rate. Effective May 7, 2020 Ms. Bienfait’s compensation was made by Lifeco.
(3)
 For Ms. Bienfait and Messrs. Bernbach, Carney, Fleming, Louvel, Murphy and Reynolds, these amounts represent the value of Deferred Share Units granted under the mandatory component of the DSUP. See the Narrative Description of Company Director Compensation below for additional information regarding the DSUP. The value of these Deferred Share Units is the aggregate grant date fair value.
As of December 31, 2020, Ms. Bienfait held 12,809 Deferred Share Units, Mr. Bernbach held 44,871 Deferred Share Units, Mr. Fleming held 15,286 Deferred Share Units, Mr. Louvel held 44,608 Deferred Share Units, Mr. Murphy held 6,630 Deferred Share Units, Mr. Reynolds held 20,600 Deferred Share Units and Mr. Carney held 748 Deferred Share Units.
(4)
 These amounts are life insurance premiums paid under the Great-West Life Director’s Group Life Insurance Plan. Payments are made in Canadian dollars and have been translated to U.S. dollars at the Conversion Rate.
2. Narrative Description of Company Director Compensation
The Company pays Company Directors who are not also directors of Great-West Lifeco Inc. an annual retainer fee of $175,000. In addition, Company Directors receive annual retainer fees for serving as a member or the chairperson of certain committees of the Board. The following tables show the additional annual retainer fees paid for service on committees:
The following sums are paid per annum to the Chairperson of each of the following committees:
Audit	$20,000
Executive	$25,000
Human Resources(1)	$20,000
Investment	$20,000
Risk	$20,000

The following sums are paid per annum to members of each of the following committees:
Audit	$20,000
Conduct Review	$ 7,500
Executive	$ 7,500
Nominating	$ 7,500
Human Resources(1)	$10,000
Investment	$15,000
Risk	$10,000
Equity Investment Sub	$ 7,500
(1)
 Effective July of 2020, the Human Resources Committee became of a committee of the Company’s wholly-owned subsidiary, Empower Retirement, LLC. As described below in “Executive Officer Compensation”, the Human Resources Committee remains responsible for determined the compensation of the executive officers of the Company. All compensation paid to the members of the Human Resources Committee both prior to and after the transition is reported herein.
In order to promote greater alignment of interests between the Company Directors and shareholders, the Company has implemented a Director Deferred Share Unit Plan, or DSUP, pursuant to which Company Directors are required to receive $87,500 of their annual retainer fee in Deferred Share Units. Under the voluntary portion of the DSUP, each Company Director may elect to receive the balance of his or her annual retainer, as well as committee retainer fees, entirely in form the of Deferred Share Units, entirely in cash, or equally in cash and Deferred Share Units.
Under both the mandatory and voluntary components of the DSUP, the number of Deferred Share Units granted is determined by dividing the amount of remuneration payable to the Company Director by the weighted average Canadian dollar trading price per Lifeco common share on the Toronto Stock Exchange for the last five trading days of the preceding fiscal quarter (such weighted average trading price being the “value of a Deferred Share Unit”) prior to the award grant date. Directors receive additional Deferred Share Units in respect of dividends payable on the Lifeco common shares based on the value of a Deferred Share Unit at that time. Deferred Share Units are redeemable at the time that an individual ceases to be a Director by a lump sum cash payment, based on the value of the Deferred Share Units on the date of redemption.
Identification of Executive Officers
Executive	Age	Officer from	Principal Occupation(s) for Last Five Years
Edmund F. Murphy III President and Chief Executive Officer	59	2014	President and Chief Executive Officer of the Company
Andra S. Bolotin Executive Vice President and Chief Financial Officer	58	2015	Executive Vice President and Chief Financial Officer of the Company since July 2016
Richard H. Linton Jr. President of Workplace Solutions	53	2016
President of Workplace Solutions since February
2021; previously Executive Vice President, Group
Distribution & Operations of the Company;
previously Executive Vice President, Empower
Operations since May 2016; previously President
Retail Wealth, Voya Financial

Carol Waddell Executive Vice President, Empower Retirement Solutions Group	54	2014	Executive Vice President, Empower Retirement Solutions Group since February 2021
Unless otherwise indicated, all of the executive officers have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies or firms identified.
The appointments of executive officers are confirmed annually.
Code of Ethics
The Company has adopted a Code of Conduct (the “Code”) that is applicable to its senior financial officers, as well as to other officers and employees. All of the items identified as elements of a “code of ethics” as defined in Securities and Exchange Commission regulations adopted pursuant to the Sarbanes-Oxley Act of 2002 are substantively covered by the Code. A copy of the

Code is available without charge upon written request to Kenneth I. Schindler, Chief Compliance Officer, 8525 East Orchard Road, Greenwood Village, Colorado 80111.
Executive Officer Compensation
Compensation Discussion and Analysis
1. Overview and Objectives of the Company’s Executive Compensation Program
This section provides an overview and describes the objectives of the Company’s compensation program for executives, including the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company during 2020 (the “Named Executive Officers”).
The executive compensation program adopted by the Company and applied to the Named Executive Officers has been designed to:
•support the Company’s objective of generating value for shareholders and policyholders over the long term;
•attract, retain and reward qualified and experienced executives who will contribute to the success of the Company;
•motivate executive officers to meet annual corporate, divisional, and individual performance goals;
•promote the achievement of goals in a manner consistent with the Company’s Code of Conduct; and
•align with regulatory requirements.
More specifically, the executive compensation program rewards:
•excellence in developing and executing strategies that will produce significant value for shareholders and policyholders over the long term;
•management vision and an entrepreneurial approach;
•quality of decision-making;
•strength of leadership;
•record of performance over the long term; and
•initiating and implementing transactions and activities that create shareholder and policyholder value.
All of the Named Executive Officers are employees of Empower Retirement, LLC (“Empower Retirement”) and receive their compensation from Empower Retirement. The Human Resources Committee of the Board of Directors of the Empower Retirement operates under a charter and is responsible for overseeing the executive compensation program. The Human Resources Committee recognizes the importance of executive compensation decisions and is committed to awarding compensation that reflects leadership’s ability to deliver on the Company’s strategic goals and to drive strong performance and sustainable value for shareholders and policyholders.
In designing and administering the individual elements of the executive compensation program, the Human Resources Committee strives to balance short-term and long-term incentive objectives and to apply prudent judgment in establishing performance criteria, evaluating performance, and determining actual incentive awards. Total compensation of each Named Executive Officer is reviewed by the Human Resources Committee from time to time for market competitiveness, and reflects each Named Executive Officer’s job responsibilities, experience and proven performance.
The executive compensation programs consist of four primary components:
•base salary;
•annual incentive bonus;
•share units; and
•retirement benefits.
The primary role of each of these components is presented in the table below:

Base Salary	Reflect skills, competencies, experience and performance of the Named Executive Officers
Annual Incentive Bonus	Reflect performance for the year
Share Units	More closely align the longer-term interests of the Named Executive Officers with the interests of the shareholders
Retirement Benefits	Provide for appropriate replacement income upon retirement based on years of service with the Company
Base salary, annual incentive bonus, share units and retirement benefits are determined by the Human Resources Committee for the Named Executive Officers.
The President and Chief Executive Officer participates in the compensation setting process for the other Named Executive Officers by evaluating individual performance, establishing individual performance targets and objectives and recommending salary levels.
2. Base Salary
Base salaries for the Named Executive Officers are set annually, taking into account the individual’s job responsibilities, experience and proven performance, as well as market conditions. Empower Retirement gathers market data in relation to the insurance and financial services industries and also considers surveys prepared by external professional compensation consultants with regard to peer groups in these industries. However, the Human Resources Committee does not routinely “benchmark” or review the Empower Retirement’s salary levels against a consistent group of its peers and does not have any formal policy of matching its salaries to those of certain competitors.
3. Bonuses
(a) Annual Incentive Bonus Plan
To relate the compensation of the Named Executive Officers to the performance of the Empower Retirement, an annual incentive bonus plan (the “Annual Incentive Bonus Plan”) is provided. Target objectives are set annually and may include earnings, expense or sales targets of the Empower Retirement and/or a business unit of the Empower Retirement or specific individual objectives related to strategic initiatives.
See the tables presented below for information on the participation of the Named Executive Officers in the Annual Incentive Bonus Plan and a further description of the terms of the Annual Incentive Bonus Plan.
(b) Special Bonuses
From time to time, special bonuses may be provided related to significant projects such as acquisitions or dispositions or for sign-on or retention purposes.
4. Share Units
To provide a longer-term component to the executive compensation program, the Named Executive Officers participate in the Unit Plan for Senior Executives of Empower Retirement, LLC (the “Executive Share Unit Plan”).
Empower Retirement’s Human Resources Committee is responsible for the granting of share units to participants under the Executive Share Unit Plan. Share Units are not granted based on the timing of the disclosure of non-public material information with respect to Lifeco or the Company.
The Human Resources Committee typically considers and approves grants under the Executive Share Unit Plan on an annual basis. Officer’s base salaries and career levels are taken into account when new share unit grants are considered, as well as past performance and expectations regarding future contributions to the organization. The granting of share units is subject to the terms and conditions contained in the Executive Share Unit Plan and any additional terms and conditions fixed by the Human Resources Committee at the time of the grant.
See the tables presented below for information on the participation of the Named Executive Officers in the Executive Share Unit Plan and a further description of the terms of the Executive Share Unit Plan.
5. Retirement Benefits

401(k) Plan
All employees, including the Named Executive Officers, may participate in the Empower Retirement’s qualified defined contribution 401(k) Plan (the “401(k) Plan”). In 2020, employees who participate in the 401(k) Plan may make contributions of between 1% and 90% of base salary and annual bonus (collectively “Salary”), subject to applicable Internal Revenue Service limits. All new employees are automatically enrolled in the 401(k) Plan at a 3% contribution rate unless the employee elects out or elects a different contribution rate. The Company matches 100% of the first 5% of Salary contributed as pre-tax and/or Roth contributions for all employees. The Company may also make discretionary profit sharing contributions to all employees as a uniform percentage of each employee’s salary, determined on an annual basis.
The 401(k) Plan offers a variety of investment options, including variable funds, collective funds, a stable value fund, Lifeco common shares (company matching contributions only) and a self-directed investment option.
6. Nonqualified Deferred Compensation
To provide market competitive compensation to certain key executives, the Company also has a nonqualified deferred compensation plan (“NQDCP”). See the table presented below for information on the participation of the Named Executive Officers in this plan and a description of the terms of the plan.
Human Resources Committee Interlocks and Insider Participation
None.
Compensation Policies and Risk Management
The Company has evaluated its compensation policies and practices applicable to all employees and believes that they do not create risks that are reasonably likely to have a material adverse effect on the Company.
Summary Compensation Table
The following table sets out compensation earned in 2020 by the other Named Executive Officers.
Name and Principal Position	Year	Salary ($)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)(7)	Total ($)
Edmund F. Murphy III President and Chief Executive Officer	2020	1,038,461	250,000	3,000,004	—	2,500,000	217,150	7,005,615
	2019	969,231	—	1,399,993	403,448	2,326,154	215,361	5,314,187
	2018	800,000	—	689,999	79,705	1,840,000	13,750	3,423,454
Andra S. Bolotin(1) Executive Vice President and Chief Financial Officer	2020	623,077	150,000	900,014	—	1,320,000	22,800	3,015,891
	2019	600,000	2,000,000	1,700,001	201,608	1,380,000	21,135	5,902,744
	2018	511,538	—	360,006	41,610	1,176,538	14,393	2,104,085
Richard H. Linton Jr. President of Workplace Solutions	2020	623,089	—	900,014	—	1,200,000	22,800	2,745,903
	2019	584,615	—	385,007	110,896	1,052,308	21,135	2,153,962
	2018	500,000	300,000	329,993	38,095	880,000	15,856	2,063,945
Tina Wilson(2) Senior Vice President, Chief Product Development	2020	400,846	375,000	230,006	—	424,600	205,198	1,635,650
William J. McDermott Senior Vice President, Large/Mega/Not-For- Profit Market	2020	493,269	—	299,994	—	715,000	23,080	1,531,343
	2019	475,000	—	259,992	43,616	742,188	21,635	1,542,432
(1)
 For Ms. Bolotin, the Summary Compensation Table sets forth all compensation paid to Ms. Bolotin by the Company for her service as the Chief Financial Officer of both the Company and Putnam, a portion of which is reimbursed to the Company by Putnam.
(2)
 Ms. Wilson joined the Company in late 2019 as the Senior Vice President, Chief Product Development Officer.
(3)
 This column sets forth special bonuses paid (a) to Mr. Murphy and Ms. Bolotin in 2020 in relation to the successful acquisition of Personal Capital Corporation; (b) to Mr. Linton in 2018 in connection with his joining the Company; and (c) to Ms. Wilson in 2020 in connection with her joining the Company.

(4)
 This column sets forth the value of share units granted to each Named Executive Officer under the Executive Share Unit Plan. The amounts shown represent the aggregate grant date fair value of the awards.
(5)
 This column sets forth the value of Lifeco options granted to each Named Executive Officer under the Lifeco Option Plan prior to 2019. The amounts shown represent the aggregate grant date fair value of the awards. For further information, see Note 17. Share-Based Compensation to the Company’s December 31, 2020 Financial Statements include in Appendix A to this prospectus.
(6)
 These amounts represent cash bonuses earned under the Company’s Annual Incentive Bonus Plan and paid in February of 2021.
(7)
 The components of 2020 other compensation reported for each of the Named Executive Officers are as follows:
(a)
 Mr. Murphy received (i) a 401(k) Plan employer contribution of $22,800; and (ii) $194,350 in respect of directors’ fees.
(b)
 Ms. Bolotin received a 401(k) Plan employer contribution of $22,800.
(c)
 Mr. Linton received a 401(k) Plan employer contribution of $22,800.
(d)
 Ms. Wilson received (i) a 401(k) Plan employer contribution of $22,800; and (ii) $182,398 in relocation expenses reimbursement.
(e)
 Mr. McDermott received (i) a 401(k) Plan employer contribution of $22,800; and (ii) a broadband stipend of $280.
Grants of Plan-Based Awards for 2020
1. Table
The following table sets out information with respect to grants to the Named Executive Officers under the Annual Incentive Bonus Plan and the Executive Share Unit Plan.
Name	Thresholds ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)
E.F. Murphy	—	2,000,000	—	93,102
A.S. Bolotin	—	1,200,000	—	27,931
R.H. Linton	—	1,000,000	—	27,931
T. Wilson	—	286,000	—	7,138
W.J. McDermott	—	593,750	—	9,310
(1)
 These are Executive Share Units granted under the Executive Share Unit Plan. The grant date was March 1, 2020 for all awards. The Empower Retirement Human Resources Committee approved the grants on February 5, 2020.
2. Narrative Description of the Annual Incentive Bonus Plan
Under the Annual Incentive Bonus Plan, a bonus pool is established if the Company meets certain earnings targets. The target bonus opportunity for individuals varies by office and is expressed as a percentage of base salary or as a flat amount. Bonus amounts are determined based on each Named Executive Officer’s performance against established objectives. Bonus amounts of greater or lesser than the established target may be awarded. For the Named Executive Officers, there is no minimum or maximum bonus amount. Annual Incentive Bonuses are paid only to Named Executive Officers who are employed with the Company at the end of the year being reported.
For 2020:
(i)
Mr. Murphy had an opportunity to earn up to 200% of base salary earned in 2020 based on the Company’s financial performance and individual objectives, and an additional amount on a discretionary basis based on individual performance;
(ii)
Ms. Bolotin had an opportunity to earn up to 200% of base salary earned in 2020 based on the Company’s financial performance and individual objectives, and an additional amount on a discretionary basis based on individual performance;
(iii)
Mr. Linton had an opportunity to earn up to 167% of base salary earned in 2020 based on the Company’s financial performance and individual objectives, and an additional amount on a discretionary basis based on individual performance;

(iv)
Ms. Wilson had an opportunity to earn up to 100% of base salary earned in 2020 based on the Company’s financial performance and individual objectives, and an additional amount on a discretionary basis based on individual performance; and
(v)
Mr. McDermott had an opportunity to earn up to 125% of base salary earned in 2020 based on the Company’s financial performance and individual objectives, and an additional amount on a discretionary basis based on individual performance.
3. Narrative Description of the Executive Share Unit Plan
Under the Executive Share Unit Plan, notional share units (“Executive Share Units”) may be granted to the Named Executive Officers by the Company’s Human Resources Committee. The value of an Executive Share Unit on a grant date is based on the volume-weighted average closing price of Lifeco’s common shares on the Toronto Stock Exchange for the preceding 5 trading days (the “Market Value”).
The number of Executive Share Units granted is based on each Named Executive Officer’s long-term incentive target, which is derived from the Named Executive Officer’s base salary. Individual grants also take into account the Named Executive Officer’s past performance and expected future impact on the organization’s performance. Each grant of Executive Share Units has a three-year vesting period during which certain conditions (including continued employment) must be satisfied. The number of Executive Share Units held by a Named Executive Officer increases during the three year vesting period based on any dividends declared on Lifeco’s common shares.
Subject to satisfaction of the vesting conditions, the Executive Share Units generally vest and become payable in cash at the end of the three-year vesting period. Executive Share Units may vest earlier upon death, disability or retirement. Upon vesting, the final number of vested Executive Share Units is adjusted up or down based on a performance factor that is designed to measure the performance Empower Retirement during the three year vesting period. The value of each vested Executive Share Unit is determined from the Market Value of Lifeco’s common shares as of the vesting date.
Named Executive Officers may elect to defer the payment of all or a portion of Executive Share Units granted in 2020 or later years if certain requirements are met. Such an election must defer payment no less than five years from the original payment date.
4. Narrative Description of the Lifeco Option Plan
The Company’s participation in the Lifeco Option Plan was discontinued following the 2019 fiscal year and no options were granted to any Named Executive Officer of the Company in 2020. However, several of the Named Executive Officers hold vested and unvested options granted under the Lifeco Option Plan, as described in the Outstanding Equity Awards at 2020 Fiscal Year End table below.
Options are either regular options or contingent options. Regular options are generally granted in multi-year allotments. Regular options granted prior to 2019 become exercisable at the rate of twenty percent (20%) per year commencing one year after the date of the grant. For options granted in 2019 and thereafter, fifty percent (50%) of the regular options become exercisable 3 years from the date of grant, and the remaining fifty percent (50%) become exercisable 4 years from the date of grant. Contingent options do not become exercisable unless and until conditions prescribed by the Lifeco Human Resources Committee have been satisfied.
Options generally expire ten years after the date of the grant, except that if options would otherwise expire during a blackout period or within ten business days of the end of a blackout period, the expiry date for the options is extended to the tenth business day after the expiry date of the blackout period.
In the event of the death of a participant or the termination of a participant’s employment, then the period within which the options may be exercised is generally reduced depending on the circumstances surrounding the death or termination of employment. Options are not assignable by participants otherwise than by will or pursuant to the laws of succession. Lifeco does not provide any financial assistance to participants to facilitate the purchase of common shares under the Lifeco Option Plan. Subject to any regulatory or shareholder approval required by law, the Lifeco Board of Directors may amend the Lifeco Option Plan or the terms of a grant.
Outstanding Equity Awards at 2020 Fiscal Year End
The following table sets out Lifeco options held by the Named Executive Officers under the Lifeco Option Plan, and Executive Share Units held by the Named Executive Officers under the Executive Share Unit Plan, as of December 31, 2020.

Name	Option Awards				Stock awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(5)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(8)
E.F. Murphy	87,400	—	26.58	February 28, 2025	52,135(6)	1,582,310
	78,720	19,680(1)	25.88	February 28, 2026	99,712(7)	3,026,275
	45,240	30,160(2)	27.51	February 28, 2027
	33,560	38,680(3)	25.53	February 28, 2028
	—	173,900(4)	22.60	February 28, 2029
A.S. Bolotin	39,360	9,840(1)	25.88	February 28, 2026	61,026(6)	1,852,203
	20,340	13,560(2)	27.51	February 28, 2027	29,914(7)	907,896
	17,520	26,280(3)	25.53	February 28, 2028
	—	86,900(4)	22.60	February 28, 2029
R.H. Linton	22,620	15,080(2)	27.51	February 28, 2027	14,338(6)	435,146
	16,040	24,060(3)	25.53	February 28, 2028	29,914(7)	907,896
	—	47,800(4)	22.60	February 28, 2029
T. Wilson	—	—	—	—	7,645(7)	232,020
W.J. McDermott	15,400	—	26.58	February 28, 2025	9,682(6)	293,852
	14,240	3,560(1)	25.88	February 28, 2026	9,971(7)	302,621
	6,720	4,480(2)	27.51	February 28, 2027
	5,120	7,680(3)	25.53	February 28, 2028
	—	18,800(4)	22.60	February 28, 2029
(1)
 These options vest 20% of the total grant on March 1, 2021.
(2)
 These options vest 20% of the total grant on each of March 1, 2021 and 2022.
(3)
 These options vest 20% of the total grant on each of March 1, 2021, 2022 and 2023.
(4)
 These options vest 50% of the total grant on each of March 1, 2023 and 2024.
(5)
 Lifeco options are issued with an exercise price in Canadian dollars, which have been translated to U.S. dollars at the Conversion Rate.
(6)
 These Executive Share Unit grants vest on December 31, 2021.
(7)
 These Executive Share Unit grants vest on December 31, 2022.
(8)
 The market value of Executive Share Units held as of December 31, 2020 is based on the year-end closing price of Lifeco common shares on the Toronto Stock Exchange.
Option Exercises and Stock Vested for 2020
The following table sets out Lifeco options exercised by, and Executive Share Units vested for, the Named Executive Officers in 2020.
	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
E.F. Murphy	—	—	23,543	695,768
A.S. Bolotin	—	—	12,284	363,015
R.H. Linton	—	—	11,260	332,753
T. Wilson	—	—	—	—
W.J. McDermott	—	—	7,166	211,771
Nonqualified Deferred Compensation for 2020
1. Table
The following table sets out information with respect to the participation of the Named Executive Officers in the NQDCP.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals or Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
T. Wilson	NQDCP	12,026	2,286	—	16,616
(1)
 Amounts contributed are included in the Salary column of the Summary Compensation Table.
2. Narrative Description of the Nonqualified Deferred Compensation Plan
All officers and certain senior employees of the Company, and others at the discretion of the Company, are eligible to participate in the NQDCP. A participant in the NQDCP may defer between 1% and 90% of their base salary (including sales related compensation) and bonus.
Under the NQDCP, participants specify one or more investment preferences in which deferrals are deemed to be invested. Participant accounts are adjusted for interest, earnings or losses equal to the actual results of the deemed investment(s). Amounts deferred under the NQDCP and the earnings from the plan are distributed to a participant upon termination of employment, if not distributed earlier. Amounts distributed under the plans are generally paid in either a lump sum or installments over 3, 5, 10 or 15 years at the election of the participant.
Following a change in control of the Company, the Board of Directors may terminate the plan in its discretion and pay all amounts due under a terminated plan to participants. Certain payments following termination of employment or after a change in control may be delayed to comply with requirements under the Internal Revenue Code.
Security Ownership of Certain Beneficial Owners and Management
Security Ownership of Certain Beneficial Owners
Set forth below is certain information, as of January 1, 2021, concerning beneficial ownership of the voting securities of the Company by entities and persons who beneficially own more than 5% of the voting securities of the Company. The determinations of “beneficial ownership” of voting securities are based upon Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This rule provides that securities will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, (1) the power to vote or to direct the voting of securities and/or the power to dispose or to direct the disposition of the securities or (2) the right to acquire any such power within 60 days after the date such “beneficial ownership” is determined.
1.
100% of the Company’s 16,859,018 outstanding common shares are owned by GWL&A Financial Inc., 8515 East Orchard Road, Greenwood Village, Colorado 80111.
2.
100% of the outstanding common shares of GWL&A Financial Inc. are owned by Great-West Lifeco U.S. LLC, 8515 East Orchard Road, Greenwood Village, Colorado 80111.
3.
100% of the outstanding common shares of Great-West Lifeco U.S. LLC are owned by Great-West Financial (Nova Scotia) Co., Suite 800, 1959 Upper Water Street, Halifax, Nova Scotia, Canada B3J 2X2.
4.
100% of the outstanding common shares of Great-West Financial (Nova Scotia) Co. are owned by Great-West Lifeco Inc., 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.
5.
70.83% of the outstanding common shares of Great-West Lifeco Inc. are controlled, directly or indirectly, by Power Financial Corporation, 751 Victoria Square, Montréal, Québec, Canada H2Y 2J3, representing approximately 65% of the voting rights attached to all outstanding voting shares of Great-West Lifeco Inc.
6.
100% of the outstanding common shares of Power Financial Corporation are owned by Power Corporation of Canada, 751 Victoria Square, Montréal, Québec, Canada H2Y 2J3.
7.
The Desmarais Family Residuary Trust, c/o San Palo Investments Corporation, 759 Victoria Square, Suite 520, Montréal, Québec, Canada H2Y 2J7, directly and through a group of private holding companies which it controls, has voting control of Power Corporation of Canada.
As a result of the chain of ownership described in paragraphs (1) through (7) above, each of the entities and persons listed in paragraphs (1) through (7) would be considered under Rule 13d-3 of the Exchange Act to be a “beneficial owner” of 100% of the outstanding voting securities of the Company.
As described above, the Company’s ultimate controlling person is the Desmarais Family Residuary Trust (the “Trust”), which controls the Company’s ultimate parent company, Power Corporation. As of December 31, 2020, the outstanding capital stock of

Power Corporation consists of 622,388,232 Subordinate Voting Shares (“SVS”) carrying one vote per share and 54,860,866 Participating Preferred Shares (“PPS”) carrying 10 votes per share; hence the total voting rights are 1,170,996,892. The Trust exercises control over Pansolo Holding Inc. (“Pansolo”), which directly and indirectly owns 48,363,392 SVS and 54,697,962 PPS, entitling Pansolo to 50.84% of the total voting rights attached to the shares of Power Corporation.
In January 2021 the Company became aware that under customary credit facilities of Pansolo, Pansolo has pledged 54,697,962 PPS and 19,363,392 SVS of Power Corporation (the “Pledged Shares”) to certain Canadian bank lenders as security for its obligations thereunder. As of December 31, 2020, the Trust, through Pansolo, holds 50.84% and 15.22%, respectively, of the votes associated with, and quantity of, the outstanding total voting shares of Power Corporation. The Pledged Shares represent, in aggregate, 48.36% and 10.94%, respectively, of the votes associated with, and quantity of, the total outstanding voting shares of Power Corporation.
Security Ownership of Management
The following tables set out the number of equity securities and exercisable options for equity securities of the Company or any of its parents or subsidiaries, beneficially owned, as of January 1, 2021, by (i) the directors of the Company (ii) the Named Executive Officers and (iii) the directors and executive officers of the Company as a group.
Directors	Great-West Lifeco Inc.(1)	Power Corporation of Canada(2)
J.L. Bernbach	—	—
R. Bienfait	—	—
J. Carney	—	—
M.R. Coutu	10,000	—
A. Desmarais	350,000	15,541,445 5,053,033 options
P. Desmarais, Jr.	100,000	15,106,049 5,053,033 options
G.A. Doer	—	—
G.J. Fleming	—	—
C. Généreux	—	24,785 515,657 options
A. Louvel	—	—
P.B. Madoff	—	—
P.A. Mahon	194,032	—
E.F. Murphy III	244,920 options	—
R.J. Orr	20,000	490,210 3,851,465 options
R.L. Reynolds	20,600	—
T. Timothy Ryan, Jr.	—	39,421
J.J. Selitto	—	—
G.D. Tretiak	—	23,937 481,604 options
B.E. Walsh	—	—

Named Executive Officers	Great-West Lifeco Inc.(1)	Power Corporation of Canada(2)
E.F. Murphy III	244,920 options	—
A.S. Bolotin	77,220 options	—
R.H. Linton	38,660 options	—
W.J. McDermott	41,480 options	—
T. Wilson	—	—

Directors and Executive Officers as a Group	Great-West Lifeco Inc.(1)	Power Corporation of Canada(2)
	694,632 402,280 options	31,225,847 14,954,792 options
(1)
 All holdings are common shares, or where indicated, exercisable options for common shares of Great-West Lifeco Inc.
(2)
 All holdings are subordinate voting shares, or where indicated, exercisable options for subordinate voting shares of Power Corporation of Canada.
The subordinate voting shares and exercisable options for subordinate voting shares of Power Corporation of Canada held by the directors and executive officers as a group represent 6.6% of the total number of subordinate voting shares and exercisable options for subordinate voting shares of Power Corporation of Canada outstanding.
None of the remaining holdings set out above exceeds 1% of the total number of shares and exercisable options for shares of the class outstanding.
Transactions with Related Persons, Promoters and Certain Control Persons
(a)
There are no transactions to report.
(b)
The Company’s Board of Directors has a Conduct Review Committee which acts pursuant to a written Charter and procedures (together, the “procedures”). Messrs. Bernbach and Louvel serve on the Conduct Review Committee.
The Conduct Review Committee, in accordance with the procedures, considers and approves transactions between the Company or its subsidiaries and (i) the directors and senior officers of the Company or its affiliates, including their spouses and minor children; (ii) its affiliates; and (iii) companies controlled by a director or senior officer of the Company or its affiliates, or their spouses or minor children. Control and affiliation is defined as a 10% voting interest or 25% ownership interest, but does not include subsidiaries of the Company.
Among other criteria, the Conduct Review Committee considers whether such transactions were on market terms and conditions, including interest rates and fees, as those prevailing at the time for comparable transactions with third parties. Such review also considers the Company’s established conflict of interest guidelines with respect to the transaction, as set forth in the Company’s Code.
There were no reportable related party transactions during the Registrant’s most recently completed fiscal year where the aforementioned procedures did not require review, approval or ratification or where the procedures were not followed.
Risks Associated with the Company and the Financial Services Industry
In the normal course of its business, the Company is exposed to operational, regulatory, and financial risks and uncertainties. The following provides a description of some of the significant risks that could affect the Company’s business, reputation, financial condition or results and risk management and oversight processes. The risks described herein do not include all possible risks and there may be other risks of which the Company is not currently aware.
The COVID-19 pandemic has affected and may continue to affect our results of operations and financial condition, including through the exacerbation of other risks that we are subject to.
The near and long-term implications and consequences of the COVID-19 pandemic (the Pandemic) raise several challenges that may affect the Company’s business strategy. Unprecedented disruptions to daily life, businesses, supply chains, and to economic growth created challenges to our business ecosystem elevating risks to meeting objectives. Many factors remain still unknown, such as the severity, depth and length of the Pandemic, the speed of deployment and efficacy of vaccines, and the broader impacts of monetary accommodation and fiscal stimulus.
Adverse changes and developments affecting the global economy, including significant global economic disruption, previous and potential future stock market decline and increased financial market volatility, individually and in the aggregate, have had and may continue to have negative effects on our overall investment portfolio. U.S. and global equity markets have experienced material and rapid declines and although price recovery across many sectors has followed, markets continue to experience significant volatility. Government and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and efficacy of these government and central bank interventions is unknown at this time.

The Company has exposure to certain segments of the economy within its investment portfolio that have been negatively impacted by the Pandemic. The Company’s real estate investments expose it to negative impacts from increased vacancies, lease renegotiations or defaults and property price declines, negative impacts from the deferral of mortgage payments, renegotiated commercial mortgage loans or outright mortgage defaults. In addition, the Company has exposures to certain other industries negatively impacted by the recent economic downturn, such as energy, transportation and retail. Market volatility may also create dislocations or decreases in observable market activity or availability of information used in the valuation of the Company’s assets and liabilities, which could have a negative impact on the estimates and assumptions used to run the Company’s business.
The Company’s employees, sales associates, brokers and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, may also be adversely affected by the Pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures. The Coronavirus Aid, Relief and Economic Security Act (the CARES Act) was enacted on March 27, 2020. Under the CARES Act, the U.S. Federal government authorized broad based economic relief and support for individuals and businesses, including changes to distribution and loan rules from employer retirement plans and Individual Retirement Accounts (IRAs) which are similar to the relief offered in prior disaster relief laws. The Company implemented the distribution and loan changes. The Internal Revenue Service (IRS) and the U.S. Department of Labor (DOL) subsequently issued an interpretive guidance on the CARES Act and the Company updated its CARES Act distribution and loan processes and procedures accordingly.
Certain pre-existing operational risks may be exacerbated, notably with respect to potential cybersecurity-related attacks, privacy risk incidents, fraud, increased reliance on technology, operational resilience and risks related to the operations and resiliency of Company vendors, third-party suppliers and counterparties. Further, new and potentially unforeseen risks beyond those described above may arise as a result of the Pandemic and the actions taken by governmental and regulatory authorities to mitigate its impact. Even after the crisis subsides, it is possible that the U.S. and other major economies will experience a prolonged recession, in which event our businesses, results of operations and financial condition could be materially and adversely affected.
The Company is monitoring the situation closely and has implemented processes for the continuation of operations and to support the well-being of customers, employees and broader communities. The risks associated with the COVID-19 pandemic (financial, operational, strategic, regulatory and other risks) are being managed within the Company’s existing risk management framework. To date, the Pandemic and governmental responses thereto, including the CARES Act, have not prevented the Company from executing on its overall business strategy and growth objectives.
See “Recent Events” in the MD&A and “Impact of COVID-19 on significant judgments, estimates and assumptions” in the Notes to Statutory Financial Statements included in this Prospectus for further discussion of the impact of the Pandemic on the Company.
Competition could negatively affect the ability of the Company to maintain or increase market share or profitability.
The industry in which the Company operates is highly competitive. The Company’s competitors include insurance companies, mutual fund companies, banks, investment advisors, and certain service and professional organizations. Although there has been consolidation in some sectors, no one competitor is dominant. Customer retention is a key factor for continued profitability. Our customers could shift their funds to competitors’ products or services for any number of reasons, including investment performance, changes in prevailing interest rates, changes in customer investment preferences, changes in our reputation in the marketplace, changes in customer management or ownership, loss of key investment management personnel and financial market performance. In addition, technological advances, changing customer expectations, including related to digital offerings, or other changes in the marketplace may present opportunities for new or smaller competitors without established products or distribution channels to meet consumers’ increased expectations more efficiently than us. New market entrants, including Fintech and Insurtech companies, have the potential to disrupt the global financial services industries and continue to make gains in the domestic financial services industry.
As with all financial services companies, our ability to conduct business depends on consumer confidence in the industry and our financial strength. Actions of competitors, and financial difficulties of other companies in the industry, and related adverse publicity, could undermine consumer confidence and harm our reputation. Management cannot be certain that the Company will be able to maintain its current competitive position in the markets in which it operates, or that it will be able to grow its business or expand its operations into new markets. If the Company fails to do so, its business, results of operations, and financial condition could be materially and adversely affected.

The insurance and financial services industries are heavily regulated and changes in regulation may reduce profitability.
The Company and certain of its subsidiaries are subject to extensive Federal and state legal and regulatory requirements in the jurisdictions in which they operate. These requirements cover most aspects of the Company’s operations including capital adequacy, privacy, liquidity and solvency, investments, the sale and marketing of insurance and retirement plans and financial products, the business conduct of insurers, asset managers and investment advisors as well as reinsurance processes. Material changes in the legal or regulatory framework or the failure to comply with legal and regulatory requirements could have an adverse effect on the Company that could be material.
Federal and State regulators regularly re-examine existing laws and regulations applicable to financial and retirement services providers, insurance companies, investment advisors, broker-dealers and their products and distribution methods. Compliance with applicable laws and regulations can be time and resource intensive, and changes in these laws and regulations or in the interpretation or enforcement thereof, may materially increase direct and indirect compliance costs and other expenses of doing business, thus having an adverse effect on the Company’s results of operations and financial condition. It is not possible to predict whether future legislation or regulation adversely affecting the Company’s business will be enacted and, if enacted, the extent to which such legislation will have an effect on the Company or its competitors. Furthermore, there can be no assurance as to which of the Company’s specific products would be impacted by any such legislative or regulatory reform.
The business, operations and accounts of the Company and its key operating subsidiaries are subject to examination by the Colorado Department of Insurance and other regulators. These regulators may from time to time raise issues during examinations or audits of the Company and its subsidiaries that could have a negative impact on the Company. In addition, the National Association of Insurance Commissioners, a national regulatory coordination organization among state insurance regulators, has also prescribed Risk-Base Capital (RBC) rules and other financial ratios for life insurance companies. The calculations set forth in these rules are used by regulators to assess the sufficiency of an insurer’s capital and measure the risk characteristics of an insurer’s assets, liabilities, and certain off-balance sheet items. RBC is calculated by applying factors to various asset, premium, face amount, and liability items. Although the Company’s RBC levels are currently well in excess of those required by its regulators, there can be no assurances made that the Company will continue to maintain these levels.
A downgrade or potential downgrade in the Company’s financial strength or claims paying ratings could result in a loss of business and negatively affect results of operations and financial condition.
The Company is rated by a number of nationally recognized rating agencies. The ratings represent the opinion of the rating agencies regarding the Company’s financial strength and its ability to meet ongoing obligations to policyholders. Claims paying ability and financial strength ratings are factors in establishing the competitive position of insurers. A rating downgrade, or the potential for such a downgrade, may negatively impact new sales and adversely affect the Company’s ability to compete and thereby have a material effect on its business, results of operations, and financial condition. Such a downgrade of the Company or any of its rated insurance subsidiaries could, among other things, materially increase the number of policy surrenders and withdrawals by policyholders of cash values from their policies, adversely affecting relationships with broker-dealers, banks, agents, wholesalers, and other distributors of its products and services. This may result in cash payments requiring the Company to sell invested assets, including illiquid assets such as privately placed bonds and mortgage loans, at a price that may result in realized investment losses. These cash payments to policyholders result in a decrease in total invested assets and a decrease in net income. In addition, negative changes in the Company’s credit ratings may increase the Company’s cost of borrowing or result in borrowing being unavailable to the Company on terms that are acceptable to it.
Deviations from assumptions regarding future persistency, mortality, morbidity, longevity, credit experience, equity market and interest rates used in calculating liabilities for future policyholder benefits and claims could adversely affect the Company’s results of operations and financial condition.
The Company establishes and carries, as a liability, reserves based on estimates of how much it will need to pay for future benefits and claims. Future policy benefits do not represent an exact calculation of liability. Rather, future policy benefits represent an estimate of what management expects the ultimate settlement and administration of benefits will cost. These estimates, which generally involve actuarial projections, are based upon management’s assessment of facts and circumstances then known, as well as estimates of future trends in persistency (how long a contract stays with the Company), mortality, judicial theories of liability, interest rates, and other factors. These variables are affected by both internal and external events, such as changes in market and interest rate conditions, catastrophic events, inflation, judicial trends, and legislative changes. Many of these items are not directly quantifiable in advance. For example, the increased occurrence of near-zero or negative interest rates can make it difficult to model future interest rates as interest rate models have been generally calibrated in an environment of positive interest rates. As a result, these methods may be less effective in forecasting future exposures than they were historically.

The Company’s life insurance products are exposed to the risk of catastrophic events, such as a pandemic, terrorism, or other such events that cause a large number of deaths. Additionally, there may be a significant reporting delay between the occurrence of an insured event and the date it is reported to the Company. The inherent uncertainties of estimating policy and contract claim liabilities are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time may elapse before a definitive determination of liability is made. Liability estimates including estimated premiums the Company will receive over the assumed life of the policy are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled. Adjustments to policy benefit liabilities are reflected in the Company’s consolidated statement of income in the period in which adjustments are determined. Because setting policy benefit liabilities is inherently uncertain, there can be no assurance that current liabilities will prove to be adequate in light of subsequent events.
If the companies that provide reinsurance default or fail to perform or the Company is unable to obtain adequate reinsurance for some of the risks underwritten, the Company could incur significant losses adversely affecting results of operations and financial condition.
The Company purchases reinsurance by transferring, or ceding, part of the risk it assumes to a reinsurance company in exchange for part of the premium it receives in connection with the risk. The part of the risk the Company retains for its own account is known as the retention. The Company retains an initial maximum of $3.5 million of coverage per individual life. This initial retention limit of $3.5 million may increase due to automatic policy increases in coverage at a maximum rate of $175 thousand per annum, with an overall maximum increase in coverage of $1 million. Through reinsurance, the Company has the contractual right to collect the amount above its retention from its reinsurers. Although reinsurance makes the reinsurer liable to the Company to the extent the risk is transferred or ceded to the reinsurer, it does not relieve it of its liability to its policyholders. Accordingly, the Company bears credit risk with respect to its reinsurers. Management cannot make assurances that the Company’s reinsurers will pay all of their reinsurance claims, or that they will pay claims on a timely basis. If the Company’s reinsurers cease to meet their obligations, whether because they are in a weakened position as a result of incurred losses or otherwise, the Company’s results of operations, financial position, and cash flows could be materially adversely affected.
As related to the Company’s reinsurance facilities, there are no assurances that the Company can maintain its current reinsurance facilities or that it can obtain other reinsurance facilities in adequate amounts and at favorable rates. If the Company is unable to obtain new reinsurance facilities, either its net exposures would increase or, if it is unwilling to bear an increase in net exposures, it would have to reduce the level of its underwriting commitments. Either of these potential developments could have a material adverse effect on the Company’s business, results of operations, and financial position.
Interest rate fluctuations could have a negative impact on results of operations and financial condition.
Interest rate risk includes the risk of loss resulting from the effect of the volatility and uncertainty of future interest rates on asset cash flows relative to liability cash flows and on assets backing surplus. This also includes changes in the amount and timing of cash flows related to asset and liability optionality, including interest rate guarantees and book value surrender benefits in the liabilities. During periods of prolonged low interest rates, investment earnings may be lower because the interest earned on new fixed income investments will likely have declined with the market interest rates. Also, early repayment on certain investments held such as mortgage-backed securities, asset-backed securities, and callable bonds, may occur and proceeds reinvested at lower yields, which will reduce investment margins. In addition, life insurance and annuity products may be affected by increased premium payments on products with flexible premium features and a higher percentage of insurance policies remaining in-force from year to year on products with minimum guarantees. Although the Company invests in a broad range of asset classes, it is primarily invested in domestic fixed income securities. Accordingly, during periods of sustained low interest rates, an adverse effect on the results of operations and financial condition may result from a decrease in the spread between the earned rate on the Company’s assets and either the interest rates credited to policyholders or the rates assumed in reserve calculations. Several products have current credited interest rates that are at or approaching their minimum guaranteed credited rate, which could have an adverse effect on the results of operations and financial condition due to spread compression.
The Company has hedging and other risk mitigating strategies to reduce the risk of a volatile interest rate environment. However, there can be no assurance that it would be fully insulated from realizing any losses on sales of securities. In addition, regardless of whether the Company realized an investment loss, potential withdrawals would produce a decrease in invested assets, with a corresponding adverse effect on the results of operations and financial condition.

Market volatility and general economic conditions may adversely affect the Company’s results of operations and financial condition.
The risk of fluctuations in market value of all of the separate account assets, proprietary mutual funds, proprietary collective trusts, and external mutual funds is borne by the policyholders. Fee income for administering and/or managing these assets, however, is generally set as a percentage of those assets. Accordingly, fluctuations in the market value of these assets may result in fluctuations in revenue. On certain products, the Company offers guarantees to policyholders to protect them against the risk of adverse market performance, including guaranteed minimum death benefits and guaranteed lifetime withdrawal benefits. When equity markets decline, the Company is at a greater risk of having to pay guaranteed benefits that exceed available policyholder account balances, and will therefore have to increase its reserves for these benefits, resulting in a financial loss. While the Company does have hedging programs in place to reduce the market risk associated with these guarantees, no assurance can be provided that these programs will generate the returns that will be needed to meet policyholder obligations relating to these guarantees.
The Company manages or administers its general and separate accounts in support of cash and liquidity requirements of its insurance and investment products. The Company’s general account investment portfolio is diversified over a broad range of asset classes but consists primarily of domestic fixed income investments. The fair value of these and other general account invested assets fluctuates depending upon, among other factors, general economic and market conditions. In general, the market value of the Company’s general account fixed maturity securities portfolio increases or decreases in inverse relationship with fluctuations in interest rates.
Additionally, the Company may, from time to time, for business, regulatory, or other reasons, elect or be required to sell certain of its general account invested assets at a time when their fair values are less than their original cost, resulting in realized capital losses, which would have an adverse effect on the results of operations and financial condition.
Ratings downgrades and/or increased default rates on our investment portfolios may adversely affect the Company’s results and financial position.
The occurrence of a major economic downturn, widening credit risk spreads, acts of corporate malfeasance or other events that adversely affect the issuers or guarantors of securities or the underlying collateral of structured securities could cause the estimated fair value of the Company’s bond portfolio to decline and/or cause the default rate of the bonds in its investment portfolio to increase, which could cause a corresponding decrease to earnings. A ratings downgrade affecting issuers or guarantors of particular securities, or similar trends that could worsen the credit quality of issuers of securities in the Company’s investment portfolio, could also have a similar effect on earnings. Similarly, a ratings downgrade affecting a security the Company holds could indicate the credit quality of that security has deteriorated and could increase the capital the Company must hold to support that security to maintain regulatory capital ratios and cause them to increase reserves.
Changes in U.S. federal income tax law could make some of the Company’s products less attractive to consumers and increase its tax costs.
Congress, as well as state and local governments, considers from time-to-time legislation that could change the Company’s tax costs and increase or decrease its ability to use existing tax credits. Future changes in U.S. federal income tax law could lessen or eliminate some of the tax advantages currently benefitting the Company, its policyholders or its other clients or could make some of the Company’s products less attractive to consumers. For example, the following events could adversely affect the Company’s business:
•Changes in tax laws that would reduce or eliminate tax-deferred accumulation of earnings on the premiums paid by the holders of annuities products;
•Reductions in the federal income tax that investors are required to pay on long-term capital gains and on some dividends paid on stock that may provide an incentive for some of the Company’s customers and potential customers to shift assets into mutual funds and away from products, including life insurance and annuities, designed to defer taxes payable on investment returns;
•Changes in the availability of, or rules concerning the establishment, operation, and taxation of, Section 401, 403(b), 408, and 457 plans; and
•Repeal of the federal estate tax or changes in the tax treatment of life insurance death benefits.
Further, future changes in tax rates could impact the Company’s tax costs, which could affect the consolidated financial statements in several ways. For example, an increase in the federal corporate income tax rate could affect the consolidated financial statements as follows, and a decrease in the rate could have the opposite impacts:

•A higher effective tax rate could have an unfavorable impact on net income over the period that the higher rate remains in effect.
•An increase in certain deferred tax liabilities, which would have an immediate unfavorable impact on net income in the period during which the higher rate came into effect.
•An increase in certain deferred tax assets, which would have an immediate favorable impact on net income in the period during which the lower tax rate came into effect.
•An increase in tax rates could affect the timing of recognizing tax benefits.
The Company cannot predict whether any legislation will be enacted, what the specific terms of any such legislation will be, or how, if at all, such legislation could have an adverse effect. However, should this risk materialize, it could have an adverse effect on the Company’s future results of operations and financial position, potentially through lower product sales, changes in investor preferences and behavior, and increased lapses of policies.
The Company may be subject to litigation resulting in substantial awards or settlements and this may adversely affect its reputation and results of operations.
In recent years, life and accident insurance and financial service companies have been named as defendants in lawsuits, including class actions. A number of these lawsuits have resulted in substantial awards and settlements. There can be no assurance that any future litigation relating to matters such as the provision of insurance coverage or pricing and sales practices will not have a material adverse effect on the Company’s results of operations or financial position.
The Company’s risk management policies and procedures may leave it exposed to unidentified or unanticipated risk, which could adversely affect its business, results of operations, and financial condition.
Management of operational, legal, regulatory, and financial risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. Management has devoted significant resources to develop the Company’s risk management and disaster recovery policies and procedures. However, policies and procedures may not be fully effective and may leave the Company exposed to unidentified and unanticipated risks. The Company may be subject to disruptions of its operating systems or its ability to conduct business from events that are wholly or partially beyond its control such as a natural catastrophe, act of terrorism, pandemic, or electrical/telecommunications outage.
The Company may experience difficulty in marketing and distributing products through its current and future distribution channels.
The Company distributes its retirement plan products and services through a variety of distribution channels, advisors and consultants, retail financial institutions, and its own internal sales force. In some areas the Company generates a significant portion of its business through third-party arrangements. Management periodically negotiates provisions and renewals of these relationships and there can be no assurance that such terms will remain acceptable to either party. The loss of access to a distribution channel or an interruption in the continuing relationship with a significant number of these third parties could materially affect the Company’s ability to market and sell its products.
The Company must attract and retain productive internal sales representatives to sell its products. If the Company is unsuccessful in attracting and retaining sales representatives with demonstrated abilities, its results of operations and financial condition could be adversely affected.
A failure in cyber or information security systems could result in a loss or disclosure of confidential information, damage the Company’s reputation, and could impair its ability to conduct business effectively.
The Company depends heavily upon computer systems to provide reliable service, as a significant portion of the Company’s operations relies on the secure processing, storage, and transmission of confidential or proprietary information and complex transactions. Despite the implementation of a variety of security measures, the Company’s computer systems could be subject to physical and electronic break-ins, cyber attacks, and similar disruptions from unauthorized tampering, including threats that may come from external factors, such as governments, organized crime, hackers and other third parties, or may originate internally from within the Company.
If one or more of these events occurs, it could potentially jeopardize the confidential or proprietary information, including personally identifiable non-public information, processed and stored in, and transmitted through, the computer systems and networks. It could also potentially cause interruptions or malfunctions in the operations of the Company, its customers, or other third parties. This could result in damage to the Company’s reputation, financial losses, litigation, increased costs, regulatory penalties, and/or customer dissatisfaction or loss. Although steps have been taken to prevent and detect such attacks, it is possible that the Company may not become aware of a cyber incident for some time after it occurs, which could increase its exposure to these consequences.
In addition, the Company is subject to a variety of laws and regulations in the United States and abroad regarding privacy, data protection and data security, and may become subject to further such laws and regulations in the future. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to the Company are often uncertain and may be conflicting, particularly with respect to foreign laws. For example, in April 2016 the European Commission adopted the General Data Protection Regulation (“GDPR”), which greatly increases the jurisdictional reach of its laws and adds a broad array of requirements for handling personal data, such as the public disclosure of significant data breaches, privacy impact assessments, data portability and the appointment of data protection officers. Even though the Company does not operate in or sell its products within the European Union, the Company believes it is required to comply with certain requirements of the GDPR.
In the U.S., several states have recently enacted new laws and regulations regarding privacy and cybersecurity. The California Consumer Privacy Act, which is effective as of January 1, 2020, contains similar consumer protections to those in the E.U. GDPR and applies to companies doing business in California. The New York State Department of Financial Services (“NYDFS”) issued cybersecurity regulations, which became effective in March 2017, imposes an array of detailed security measures on covered entities. Both of these laws impact the Company’s and its subsidiaries’ businesses and they have taken steps designed to comply with them. In October 2017, the NAIC adopted a new Insurance Data Security Model Law, which is intended to establish the standards for data security and standards for the investigation and notification of data breaches applicable to insurance licensees in states adopting such law, with provisions that are generally consistent with the NYDFS cybersecurity regulation. All of these evolving compliance and operational requirements impose costs that are likely to increase over time and may restrict the way services involving data are offered, all of which may adversely affect our results of operations.
Fraudulent activity may create financial losses and could negatively affect the Company’s clients, participants and reputation.
The Company is exposed to fraud risk, which is the risk of loss resulting from acts or activities that are intended to defraud, misappropriate assets, or circumvent laws or regulations by malicious third party actors, customers, contractors or other third parties, directors, officers, or employees. Fraud can result in a financial loss or reputational impact to the Company and have other impacts that are detrimental to customers and other stakeholders. The Company faces both internal and external fraud risks and may include identify theft, fraudulent claims, misrepresentation, forgery and collusion as incident types. Fraud can be difficult to detect due to the continuously evolving external fraud environment and increasingly sophisticated methods of organized criminals. Successful fraud that is not prevented or detected could harm our business, results of operations or financial condition.
Vendors and suppliers that fail to meet the Company’s performance standards or suffer losses due to information security breaches, fraud or negative events may adversely affect our results and reputation.
The Company depends on a large number of third-party vendors and suppliers to successfully operate its business and deliver on its commitments to its clients and participants. The Company and its subsidiaries strategically engage these vendors to maintain cost efficiency, to optimize internal resources and capital and to utilize skills, expertise and resources not otherwise available within the Company. Vendors are engaged based on our prescribed vendor risk management principles in our Vendor Risk Management Policy. Vendors that do not meet the Company’s standards or expectations for performance, or that suffer losses or failures due to information security breaches, fraud or other external events, may have a negative impact on the Company’s ability to operate its business, its financial results and its reputation.
Inadequate business continuity planning and operational resiliency in the face of adverse conditions could result in losses, regulatory sanctions or reputational damage.
Business continuity risk is the risk of loss as a result of the failure to provide for adequate continuity of business processes and operations under adverse conditions that may arise from natural, technological or human caused events involving the loss of sites, workforce disruptions, technology and supply chain outages. Poor operational resiliency in the face of such events could prevent the Company from carrying out mission-critical business processes, with potential for lost revenue, regulatory sanctions and damage to reputation.

If the Company is unable to attract and retain key officers and employees, its ability to meet its business objectives could be adversely affected.
The Company depends on its ability to attract, retain, train and develop the right talent through recruitment, talent management and succession planning programs and practices in order to meet its business objectives. Due to the intense competition for key employees with necessary and demonstrated skills and abilities, the Company and its subsidiaries may be unable to hire or retain such employees. In addition, the Company may experience higher than expected employee turnover and difficulty attracting new employees, including as a result of the impact of the COVID-19 pandemic and related impacts on wellness, productivity and performance of its existing employees. Inability to retain the Company’s key officers and employees could have an adverse effect on operations that could be material, given their skills, knowledge of the Company’s business, years of industry experience and the potential difficulty of promptly finding qualified replacement employees. The Company’s results of operations and financial condition could be adversely affected if it is unsuccessful in attracting and retaining such key employees.
Counterparties with whom the Company transfers risk may be unable or unwilling to do business with the Company.
The Company mitigates market risks through the use of derivative transactions with approved counterparties. Should some or all of these counterparties be unwilling or unable to continue to offer derivatives to the Company, the cost of purchasing these financial instruments may increase and/or the Company may not be able to continue to transfer certain risks, thereby increasing its exposure to a financial loss.
The Company may not be able to secure financing to meet the liquidity or capital needs of the Company.
While the Company monitors its liquidity and capital on a regular basis, it may need to seek external financing if available internal levels of liquidity or capital are insufficient. Liquidity demands include but are not limited to the payment of policyholder benefits, collateral posting as required under our agreements with counterparties, the payment of operating expenses, and the servicing of debt. Capital demands could result from the growth of new business, a change in investment strategy, an investment in systems or other infrastructure, or a deterioration of the Company’s capital arising from financial losses. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit in financial markets, the overall availability of credit to the financial services industry, the volume of trading activities in financial markets, the Company’s credit ratings and credit capacity, and the perception of customers or lenders of the Company’s long or short term financial strength. If the Company is unable to secure external financing to meet a liquidity or capital shortfall it may be required to curtail its operations, sell assets or reinsure liabilities, make changes to the investment strategy, or discontinue the use of certain derivatives, which could have a detrimental impact on the financial strength of the Company.
Acquisitions, dispositions and business reorganizations may not produce anticipated benefits and could result in operating difficulties, unforeseen liabilities, asset impairments or rating agency actions, which may adversely affect the Company’s operating results and financial condition.
The Company has engaged in material disposition and acquisitions of businesses in the past and may continue to do so in the future. Such activity exposes the Company to a number of risks. For example, there could be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with the businesses that will be acquired in the future. Factors such as receiving the required governmental or regulatory approvals to close the transaction, delays in implementation or completion of transition activities or a disruption to the Company’s ongoing business could negatively impact results.
The Company’s ability to achieve certain benefits which are anticipated from acquisitions of businesses will depend in large part upon the Company’s ability to successfully integrate such businesses in an efficient and cost effective manner. The Company may not be able to integrate such businesses smoothly or successfully, and the process may take longer than expected. The integration of operations and differences in operational culture may require the dedication of significant management resources, which may result in greater expenditures than expected to integrate the acquired businesses. If the Company is unable to successfully integrate the operations of such acquired businesses, it may be unable to realize the benefits it expects to achieve as a result of such acquisitions. Integrating acquired operations with existing operations may require the Company to coordinate geographically separated organizations, address possible differences in culture and management philosophies, merge financial processes and risk and compliance procedures, combine separate information technology platforms, and integrate organizations that were previously closely tied to the former parent of the acquired business or other service provider.
Once completed, acquisitions and dispositions may not perform as projected, expense synergies and savings may not materialize as expected and costs associated with the transaction or related transition services may be greater than anticipated. The Company’s financial results could be adversely affected by:

•potential difficulties achieving projected financial results, including the costs and benefits of integration or deconsolidation, due to macroeconomic, business, demographic, actuarial, regulatory, or political factors;
•negative reactions to a transaction by policyholders and contract-holders, distributors, suppliers, plan sponsors and advisors and other clients and potential customers;
•ratings agency warnings or downgrades;
•unanticipated performance issues;
•unforeseen liabilities;
•transaction-related charges;
•diversion of management time and resources to disposition challenges;
•loss of key personnel or higher than expected employee attrition rates could adversely affect the performance of the acquired business and the Company’s ability to successfully integrate it.
•inefficiencies as we integrate operations and address differences in cultural, management, information, compliance and financial systems and procedures; and
•charges for impairment of long-term assets or goodwill and indemnifications.
Reorganizing or consolidating the legal entities through which the Company conducts its business may raise similar risks. The success with which the Company realizes benefits from legal entity reorganizations will also depend on its ability to manage a variety of issues, including regulatory approvals, modification of operations and changes to investment portfolios. Any of these risks, if realized, could prevent the Company from achieving the benefits it expects or could otherwise have a material adverse effect on its business, results of operations or financial condition.
EXPERTS
The statutory-basis financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement.
The registration statement, including exhibits, contains additional relevant information about us. The complete registration statement and our other filings are available to the public from commercial document retrieval services and over the internet at www.sec.gov. (This uniform resource locator (URL) is an inactive textual reference only and is not intended to incorporate the SEC web site into this prospectus.)

DEFINITIONS
The following is a listing of defined terms:
Account – A separate record in the name of each Certificate Owner which reflects his or her interests in the assets in both Covered Fund(s) and other investment options in the IRA.
Accumulation Phase – The period of time between the Certificate Election Date and the Initial Installment Date.
Administrative Offices – 8515 East Orchard Road, Greenwood Village, CO 80111.
Alternate Payee – Any spouse, former spouse, child or other dependent of a Certificate Owner, or other person allowed by law, who is recognized by a Qualified Domestic Relations Order as having a right to receive all or a portion of the benefit payable under the IRA with respect to such Certificate Owner.
Annuitant – The person upon whose life the payment of an annuity is based.
Annuity Commencement Date – The date that annuity payments begin to an Annuitant.
Attained Age – The GLWB Elector’s age on the Ratchet Date.
Beneficiary – A person or entity named by the Certificate Owner or the terms of the IRA to receive all or a portion of the Account at his or her death.
Benefit Base – The amount that is multiplied by the GAW Percentage to calculate the GAW. The Benefit Base increases dollar-for-dollar upon any Certificate Contribution and is reduced proportionately for an Excess Withdrawal. The Benefit Base can also increase with positive Covered Fund performance on the Ratchet Date. Each Covered Fund will have its own Benefit Base. A Covered Fund Benefit Base cannot be transferred to another Covered Fund unless we require a Transfer as a result of a Covered Fund being eliminated or liquidated.
Business Day – Any day, and during the hours, on which the New York Stock Exchange is open for trading. Unless otherwise stated in this prospectus, in the event that a date falls on a non-Business Day, the date of the following Business Day will be used.
Certificate – This document issued to the Certificate Owner which specifies the benefits, rights, privileges, and obligations of the Certificate Owner and Great-West under the Group Contract.
Certificate Anniversary Date – The anniversary of the Certificate Election Date, or the preceding Business Day to the extent that the Certificate Election Date is not a Business Day.
Certificate Contributions – Certificate Owner directed amounts received and allocated to the Certificate Owner’s Covered Fund(s) including rollovers as defined under Section 402 of the Code and Transfers. Reinvested dividends, capital gains, and settlements arising from the Covered Fund(s) will not be considered Certificate Contributions for the purpose of calculating the Benefit Base but will affect the Covered Fund Value.
Certificate Election Date – The date on which the GLWB Elector, Alternate Payee or Beneficiary elects the GLWB option in the Certificate and pursuant to the terms of the Covered Fund(s) prospectus or disclosure document. The Certificate Election Date shall be the date upon which the initial Benefit Base is calculated. For the Great-West SecureFoundation® Lifetime Funds, the Certificate Election Date is also the Guarantee Trigger Date.
Certificate Owner – The person named on the Certificate Data Page. The Certificate Owner is entitled to exercise all of the benefits, rights, and privileges under the Certificate while the Covered Person(s) is still living. The Certificate Owner must be a Covered Person.
Code – The Internal Revenue Code of 1986, as amended, and all related laws and regulations which are in effect during the term of the Certificate.
Company – Great-West Life & Annuity Insurance Company, the issuer of the Group Contract and Certificate (also referred to as “Great-West,” “we,” “us,” or “our”).

Covered Fund – Interests in the mutual fund(s) held in the Account designed for the GLWB, as follows:

•Great-West SecureFoundation® Balanced Fund
•Great-West SecureFoundation® Lifetime Funds
•Any other fund as approved by Great-West for the Certificate
Covered Fund Value – The aggregate value of each Covered Fund held in the Account.
Covered Person(s) – For purposes of the Certificate, the person(s) whose age determines the GAW Percentage and on whose life the GAW Amount will be based. If there are two Covered Persons, the GAW Percentage will be based on the age of the younger life and the Installments can continue until the death of the second life. A joint Covered Person must be the GLWB Elector’s spouse and the 100% primary beneficiary under the IRA.
Distributions – Amounts paid to a GLWB Elector from a Covered Fund pursuant to the terms of the IRA.
Excess Withdrawal – An amount either distributed or transferred from the Covered Fund(s) during the Accumulation Phase or any amount combined with all other amounts that exceeds the annual GAW during the Withdrawal Phase. The Excess Withdrawal reduces the Benefit Base, as described in the Accumulation Phase section. Neither the Guarantee Benefit Fee nor any other fees or charges assessed to the Covered Fund Value as directed by the IRA Custodian and as agreed to by Great-West shall be treated as a Distribution or Excess Withdrawal for this purpose.
GLWB – A guaranteed lifetime withdrawal benefit.
GLWB Elector – A Certificate Owner, Alternate Payee or Beneficiary who is: (i) eligible to elect the GLWB; (ii) invested in a Covered Fund(s); and (iii) a Covered Person.
Group Contract– The written agreement between the Group Contract Owner and Great-West.
Group Contract Owner – The owner of the Group Contract that is identified on the Certificate Data Page (currently Great-West Trust).
Guaranteed Annual Withdrawal (GAW) – The annualized withdrawal amount that is guaranteed for the lifetime of the Covered Person(s), subject to the terms of this Certificate.
Guaranteed Annual Withdrawal Phase (GAW Phase) – The period of time between the Initial Installment Date and the first day of the Settlement Phase.
Guaranteed Annual Withdrawal Percentage (GAW%) – The percentage of the Benefit Base that determines the amount of the GAW. This percentage is based on the age of the Covered Person(s) as of the date we calculate the first Installment. If there are two Covered Persons the percentage is based on the age of the younger Covered Person, pursuant to Section 5.01.
Guarantee Benefit Fee – The asset charge periodically calculated and deducted from your Covered Fund Value or assessed through another means of payment pursuant to the terms of the Certificate and while the Certificate is in force.
Guaranteed Lifetime Withdrawal Benefit (GLWB) – A payment option offered by the IRA that pays Installments during the life of the Covered Person(s). The Covered Person(s) will receive periodic payments in either monthly, quarterly, semiannual, or annual Installments that in total over a twelve month period equal the GAW.
Guarantee Trigger Date – The date that the Certificate is purchased for the Great-West SecureFoundation® Lifetime Funds. For the Great-West SecureFoundation® Lifetime Funds, the Certificate Owner does not purchase the Certificate until the first Business Day of the year that is ten years prior to the date in the name of the Great-West SecureFoundation® Lifetime Fund. The Guarantee Trigger Date is also the Certificate Election Date for the Great-West SecureFoundation® Lifetime Funds.
Initial Installment Date – The date of the first Installment under the GLWB, which must be a Business Day.
Installments – Periodic payments of the GAW during the GAW Phase and Settlement Phase.
Installment Frequency Options – The options listed in the GAW section.

IRA – The traditional Roth or other Individual Retirement Account established for the Certificate Owner and the Certificate Owner’s beneficiaries, for which a Certificate is issued.
Qualified Domestic Relations Order (QDRO) – A domestic relations order that creates or recognizes the existence of an Alternate Payee’s right to, or assigns to an Alternate Payee the right to receive all or a portion of the benefits payable with respect to a GLWB Elector and that complies with the requirements of the Code, if applicable, that and is accepted and approved by the  Group Contract Owner for the IRA, except as otherwise agreed.
Ratchet – An increase in the Benefit Base if the Covered Fund Value exceeds the current Benefit Base on the Ratchet Date.
Ratchet Date – During the Accumulation Phase, the Ratchet Date is the anniversary of the GLWB Elector’s Certificate Election Date and each anniversary thereafter. During the Withdrawal Phase, the Ratchet Date is the Initial Installment Date and each anniversary thereafter. If any anniversary in the Accumulation and Withdrawal Phase is a non-Business Day, the Ratchet Date shall be the preceding Business Day for that year.
Request – An inquiry or instruction in a form satisfactory to Great-West. A valid Request must be: (i) received by Great-West at the Administrative Office in good order; and (ii) submitted in accordance with the provisions of the Certificate, or as required by Great-West. The Request is subject to any action taken by Great-West before the Request was processed.
Reset – An optional GLWB Elector election during the Withdrawal Phase in which the current GAW Percentage and Benefit Base may be changed to the GLWB Elector’s Attained Age GAW Percentage and Covered Fund Value on the Ratchet Date.
Securities Act – The Securities Act of 1933, as amended.
Settlement Phase – The period when the Covered Fund Value has reduced to zero, but the Benefit Base is still positive. Installments continue under the terms of the Certificate.
Spouse – A person recognized as a spouse under federal law. The term does not include a party to a registered domestic partnership, civil union, or similar formal relationship recognized under state law that is not denominated a marriage under that state’s law.
Transfer – The reinvestment or exchange of all or a portion of the Covered Fund Value to or from a Covered Fund to: (i) another Covered Fund; or (ii) another investment option offered under the IRA.

APPENDIX A– COMPANY FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (FOR THE 12 MONTH PERIOD ENDING DECEMBER 31, 2020)
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and notes to those statements included in this Appendix. The discussion and analysis in this Appendix includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors Regarding the Company” and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities in 2020 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”
Selected Financial Data
The following is a summary of selected statutory financial information for the Company. The information should be read in conjunction with and is qualified in its entirety by the information contained in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the statutory financial statements and notes thereto appearing in Item 8, “Financial Statements and Supplementary Data.”
The selected statutory financial information for the years ended December 31, 2020, 2019, and 2018, and at December 31, 2020 and 2019, has been derived in part from the Company’s audited statutory financial statements included in Item 8. The selected Statement of Operations data for the years ended December 31, 2017 and 2016 and the selected Statutory Statement of Admitted Assets, Liabilities, Capital and Surplus data at December 31, 2018, 2017, and 2016 have been derived in part from the Company’s statutory financial statements not included elsewhere herein.
	As of and for the Year Ended December 31,
(In millions)	2020	2019	2018	2017	2016
Total income	$21,253	$(4,217)	$7,365	$6,481	$6,801
Total benefits and expenses	22,933	(4,533)	7,047	6,222	6,692
Income from continuing operations	(1,680)	316	318	259	109
Dividends to policyholders	18	23	31	39	46
Federal income tax (benefit) expense	(20)	(98)	(18)	51	(39)
Net gain from operations before net realized capital (losses) gains	(1,678)	391	305	169	102
Net realized capital gains (losses) less capital gains tax and transfers to interest maintenance reserve	(17)	(8)	10	1	(1)
Net income	$(1,695)	$383	$315	$170	$101
Dividends declared	$358	$640	$152	$145	$126
Invested assets	$38,526	$22,206	$30,035	$28,849	$27,871
Separate account assets	28,455	25,634	24,655	28,197	27,495
Total assets	75,065	48,781	55,786	58,010	56,436
Total aggregate reserves	36,087	19,638	27,778	26,860	25,945
Separate account liabilities	28,455	25,634	24,655	28,197	27,495
Total liabilities	72,904	47,340	54,459	56,881	55,383
Total capital and surplus	2,161	1,442	1,327	1,130	1,053
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management’s discussion and analysis of financial condition and results of operations of the Company for the three years ended December 31, 2020, 2019 and 2018, are as follows. This management discussion and analysis should be read in conjunction with the financial data contained in Item 6, “Selected Financial Data,” and in Item 8, “Financial Statements and Supplementary Data.”

Certain statements in this report constitute forward-looking statements. See “Business” in Item 1 of this report for additional factors relating to these statements, and see “Risk Factors” in Item 1A of this report for a discussion of certain risk factors applicable to the business and its financial condition and results of operations.
Executive Summary
The Company and its subsidiaries are providers of retirement services, insurance, and other financial service products to corporate, institutional, government and individual customers. Management considers the ability to continue to expand its presence in the United States defined contribution market to be its primary point of focus. The retirement services, savings, and investments marketplace is highly competitive. Competitors include insurance companies, banks, investment advisors, mutual fund companies, and certain service and professional organizations.
The Empower Retirement segment provides various retirement plan products (including IRAs) and investment options, as well as comprehensive administrative and recordkeeping services for financial institutions and employers, which include educational, advisory, enrollment, and communication services to employer-sponsored defined contribution plans and associated defined benefit plans. Defined contribution plans provide for benefits based upon the value of contributions to, and investment returns on, an individual’s account. The Individual Markets segment distributed life insurance, annuity, and retirement products to both individuals and businesses through various distribution channels. Life insurance products in-force include participating and non-participating term life, whole life, universal life, and variable universal life. The Company’s Other reporting segment is substantially comprised of corporate items not directly allocated to the other operating segments and interest expense on long-term debt.
Recent Events
Effective December 31, 2020, the Company completed the acquisition, via indemnity reinsurance (“the MassMutual transaction”), of the retirement services business of Massachusetts Mutual Life Insurance Company (“MassMutual”), strengthening Empower Retirement’s position as the second largest player in the U.S. retirement market. The Company paid a $2.3 billion reinsurance ceding commission, net of working capital adjustments. Per the transaction agreement, the Company acquired Statutory assets equal to liabilities.
This transaction increases the synergy potential of Empower Retirement’s acquisition of Personal Capital across a larger combined business. In addition, Empower Retirement and MassMutual intend to enter into a strategic partnership through which digital insurance products offered by Haven Life Insurance Agency, LLC and MassMutual’s voluntary insurance and lifetime income products will be made available to customers of Empower Retirement and Personal Capital. Empower Retirement anticipates realizing cost synergies through the migration of MassMutual’s retirement services business onto Empower Retirement’s recordkeeping platform.
As of December 31, 2020, the Company received capital contributions of $3.1 billion from GWL&A Financial Inc. The proceeds were used to finance the Personal Capital and MassMutual transaction.
On August 17, 2020, the Company completed the acquisition of Personal Capital, a hybrid wealth manager that combines a leading-edge digital experience with personalized advice delivered by human advisors. Under the terms of the agreement, the Company acquired 100% of the equity of Personal Capital for $825 million on closing and deferred consideration of up to $175 million subject to achievement of target growth objectives.
On August 12, 2020, the Company issued a surplus note in the face amount of $527,500 to GWL&A Financial Inc. The proceeds were used to finance the Personal Capital transaction. The surplus note bears an interest rate of 1.260% per annum and matures on August 12, 2025.
On January 1, 2020, the Company and its subsidiaries executed a strategy to simplify its corporate structure and affiliated transactions. The transaction included the following changes:
•Substantially all employees of GWL&A and its other subsidiaries were transferred to the subsidiary, Empower Retirement, LLC (“ERLLC”).
•ERLLC assumed all recordkeeping related revenues, and related expenses, either by direct assignment of contracts or through a transition services agreement between ERLLC, GWL&A, and GWL&A’s subsidiaries.
•Substantially all vendor contracts were assigned to ERLLC.
•ERLLC entered into an administrative services agreement whereby it provides corporate and other shared services to GWL&A and its affiliates and is reimbursed for expenses incurred.

As a result of this organizational change, the Company will focus primarily on insurance related activity.
Beginning in January 2020, global financial markets have experienced and may continue to experience significant volatility resulting from the spread of a virus known as COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The effects of COVID-19 have and may continue to adversely affect the global economy, the economies of certain nations and individual issuers, all of which may negatively impact the Company’s performance. The operational risk due to current market fluctuations is being kept under review and monitored by management.
The Coronavirus Aid, Relief and Economic Security Act (“the CARES Act”) was enacted on March 27, 2020. Under the CARES Act, the U.S. Federal government authorized broad based economic relief and support for individuals and businesses, including changes to distribution and loan rules from employer retirement plans and Individual Retirement Accounts (“IRAs”) which are similar to the relief offered in prior disaster relief laws. The Company implemented the distribution and loan changes. The Internal Revenue Service (“IRS”) and the U.S. Department of Labor (“DOL”) subsequently issued an interpretive guidance on the CARES Act and the Company updated its CARES Act distribution and loan processes and procedures accordingly. The CARES Act distributions were allowed through December 31, 2020 and loans were allowed through September 22, 2020. The CARES Act did not prevent the Company from executing on its overall business strategy and growth objectives.
On December 10, 2019, the Company redeemed all $195 million aggregate principal amount of the 6.675% surplus note due November 14, 2034.
Effective June 1, 2019, the Company completed the sale, via indemnity reinsurance (the “Protective transaction”), of substantially all of its individual life insurance and annuity business to Protective Life Insurance Company (“Protective”) who now assumes the economics and risks associated with the reinsured business. Per the transaction agreement, the Company transferred statutory assets equal to liabilities. The business transferred included bank-owned and corporate-owned life insurance, single premium life insurance, individual annuities as well as closed block life insurance and annuities. The Company will retain a block of life insurance, predominantly participating policies which are now administered by Protective, as well as a closed reinsurance acquired block. Post-transaction, the Company will focus on the defined contribution retirement and asset management markets.
The Company entered into a coinsurance with funds withheld / modified coinsurance agreement with London Life International Reinsurance Corporation (“LLIRC”), an affiliate, to cede portions of its group annuity, whole life, and universal life policies effective December 31, 2016. On January 1, 2018, the Company terminated this 2016 agreement. On December 31, 2018, the Company entered into a modified coinsurance agreement with LLIRC pursuant to which it ceded portions of its group annuity policies. On August 14, 2020 LLIRC was renamed Canada Life International Reinsurance Corporation Limited (“CLIRBC”). On December 31, 2020 the original treaty was novated to Canada Life International Reinsurance (Barbados) Corporation (CLIRBC) and the quota share was increased. These transactions had large impacts to financial statement lines, but no material impact to statutory net income.
The Tax Reconciliation Act, which was signed in December 2017, among other changes, lowered the U.S. corporate federal income tax rate from 35% to 21% effective on January 1, 2018. As a result, net earnings in 2018 reflect net income, tax effected at the lower 21% rate. Other provisions of the tax bill did not have a material effect on year-to-date taxable income in 2018.
During the second quarter of 2018, the Company issued a surplus note totaling $346 million and redeemed a surplus note totaling $333 million. The Company also recognized an increase in the capital and surplus account of $39 million after-tax on an interest rate swap that was hedging the surplus note that was redeemed.
Market Conditions
The S&P 500 index ended 2020 up by 16% as compared to 2019, and 2019 was up by 29% when compared to 2018. The average of the S&P 500 index during the year ended December 31, 2020, was up by 10% when compared to the average for the year ended December 31, 2019, and the average was up by 6% for the year ended December 31, 2019, when compared to the average for the year ended December 31, 2018.
	Year Ended December 31,
S&P 500 Index	2020	2019	2018	2017	2016
Index Close	3,756	3,231	2,507	2,674	2,239
Index Average	3,218	2,914	2,744	2,448	2,094

Variable asset-based fees earned by the Company fluctuate with changes in participant account balances. Participant account balances change due to cash flow and market gains and losses, which are primarily associated with changes in the United States equities market. Fee income decreased by $265 million, or 72%, to $104 million for the year ended December 31, 2020, when compared to 2019, primarily due to the transfer of non-insurance business to the Company's subsidiary, Empower Retirement, LLC and no fee income earned on the reinsured business in the current year.
The 10-year U.S. Treasury rate ended 2020 down by 99 basis points as compared to 2019, while 2019 was down by 77 basis points when compared to 2018. The average of the 10-year U.S. Treasury rate during the year ended December 31, 2020 ended down by 125 basis points when compared to the average for the year ended December 31, 2019, and the average was down by 77 basis points for the year ended December 31, 2019, when compared to the average for the year ended December 31, 2018.
	Year Ended December 31,
10-Year Treasury Rate	2020	2019	2018	2017	2016
Close	0.93%	1.92%	2.69%	2.40%	2.45%
Average	0.89%	2.14%	2.91%	2.33%	1.83%
Summary of Critical Accounting Judgments and Estimates
The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the Division. The Division requires that insurance companies domiciled in the State of Colorado prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners Accounting Practices and Procedures Manual (“NAIC SAP”), subject to any deviations prescribed or permitted by the State of Colorado Insurance Commissioner.
The only prescribed deviation that impacts the Company allows the Company to account for certain separate account products at book value instead of fair value. The Division has not permitted the Company to adopt any other accounting practices that have an impact on the Company’s statutory financial statements as compared to NAIC SAP or the Division’s prescribed accounting practices. There is no impact to either capital and surplus or net income as a result of the prescribed accounting practice.
The Company has identified the following accounting policies, judgments, and estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability:
•Valuation of investments
•Impairment of investments
•Valuation of derivatives and related hedge accounting
•Impairment of goodwill
•Valuation of policy benefits
•Valuation of deferred taxes
Valuation of investments
The Company’s investments are in bonds, mortgage loans, real estate, contract loans, and other investments. The Company’s investments are exposed to three primary sources of risk: credit, interest rate, and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of fair values.
The fair values for bonds are generally based upon evaluated prices from independent pricing services. In cases where these prices are not readily available, fair values are estimated by the Company. To determine estimated fair value for these instruments, the Company generally utilizes discounted cash flow models with market observable pricing inputs such as spreads, average life and credit quality. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts of the Company’s financial instruments.
Impairment of investments
The Company evaluates its general account investments on a quarterly basis to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Assumptions and estimates about the issuer’s operations and ability to generate future cash flows are inherent in management’s evaluation of investments for other- than-temporary impairments

(“OTTI”). The assessment of whether an OTTI has occurred is based upon management’s case-by-case evaluation of the underlying reasons for the decline in fair value of each individual security. An OTTI is recorded (a) if it is probable that the Company will be unable to collect all amounts due according to the contractual terms in effect at the date of acquisition, (b) if the Company has the intent to sell the investment or (c) for non-interest related declines in value and where the Company does not have the intent and ability at the reporting date, to hold the bond until its recovery. Management considers a wide range of factors regarding the security issuer and uses its best judgment in evaluating the cause of the decline in its estimated fair value and in assessing the prospects for near-term recovery. While all available information is taken into account, it is difficult to predict the ultimate recoverable amount from a distressed or impaired security. The evaluation of impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer’s financial condition or near term recovery prospects, the effects of changes in interest rates or credit spreads, and the recovery period.
If an OTTI has occurred on loan-backed and structured securities, the impairment amount is bifurcated into two components: the amount related to the non-interest loss and the amount attributed to other factors. The calculation of expected cash flows utilized during the impairment evaluation and bifurcation process is determined using judgment and the best information available to the Company including default rates, credit ratings, collateral characteristics, and current levels of subordination.
The determination of the calculation and the adequacy of the mortgage allowance for credit loss and mortgage impairments (when management deems it probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement) involve judgments that incorporate qualitative and quantitative Company and industry mortgage performance data. Management’s periodic evaluation and assessment of the adequacy of the mortgage provision allowance and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the fair value of the underlying collateral, composition of the loan portfolio, current economic conditions, loss experience, and other relevant factors.
Valuation of derivatives and related hedge accounting
Derivatives that qualify for hedge accounting treatment are valued using the valuation method (either amortized cost or fair value) consistent with the underlying hedged asset or liability. Derivatives where hedge accounting is either not elected or that are not eligible for hedge accounting are stated at fair value; changes in fair values are recognized in unassigned surplus in the period of change.
The fair value of derivatives is determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Values can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under accounting guidance. If it were determined that hedge accounting designations were not appropriately applied, reported capital and surplus could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the financial statements of the Company from that previously reported. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations and different interpretations or estimates may have a material effect on the amount reported in capital and surplus.
Impairment of goodwill
Goodwill is from acquisitions of subsidiaries that are reported in common stock and other invested assets and is the excess of the purchase price over the book value of the entity acquired. Statutory goodwill is amortized to unrealized capital gains/(losses) over the period in which the Company benefits economically, not to exceed ten years. Admissible goodwill is limited in the aggregate to 10% of the Company’s adjusted capital and surplus. The Company tests goodwill for impairment annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. If the carrying value of goodwill exceeds its fair value, the excess is recognized as impairment and recorded as a realized loss in the period in which the impairment is identified.
Policy reserves
Life insurance and annuity policy reserves with life contingencies are computed on the basis of statutory mortality and interest requirements and without consideration for withdrawals. Annuity contract reserves without life contingencies are computed on the basis of statutory interest requirements.

Policy reserves for life insurance are valued in accordance with the provision of applicable statutory regulations. Life insurance reserves are determined principally using the Commissioner’s Reserve Valuation Method, using the statutory mortality and interest requirements, without consideration for withdrawals. Some policies contain a surrender value in excess of the reserve as legally computed. This excess is calculated and recorded on a policy-by-policy basis.
Premium stabilization reserves are calculated for certain policies to reflect the Company’s estimate of experience refunds and interest accumulations on these policies. The reserves are invested by the Company. The income earned on these investments is accumulated in this reserve and is used to mitigate future premium rate increases for such policies.
Policy reserves ceded to other insurance companies are recorded as a reduction of the reserve liabilities. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.
Policy and contract claims include provisions for reported life and health claims in process of settlement, valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred but not reported based primarily on prior experience of the Company. As such, amounts are estimates, and the ultimate liability may differ from the amount recorded. Any changes in estimates will be reflected in the results of operations when additional information becomes known.
The liabilities for health claim reserves are determined using historical run-out rates, expected loss ratios and statistical analysis. The Company provides for significant claim volatility in areas where experience has fluctuated. The liabilities represent estimates of the ultimate net cost of all reported and unreported claims which are unpaid at year-end. Those estimates are subject to considerable variability in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.
Valuation of deferred taxes
A net deferred tax asset is included in the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus which is recorded using the asset and liability method in which deferred tax assets and liabilities are recorded for expected future tax consequences of events that have been recognized in either the Company’s statutory financial statements or tax returns. Deferred income tax assets are subject to admissibility limitations prescribed by statutory accounting principles which include estimates of future tax events. The change in deferred income taxes is treated as a component of the change in unassigned funds.
Company Results of Operations
Year ended December 31, 2020, compared with the year ended December 31, 2019
The following is a summary of certain financial data of the Company:

	Year Ended December 31,		Increase (decrease)	Percentage change
Statement of Operations data (In millions)	2020	2019
Premium income and annuity consideration	$12,832	$(5,366)	$18,198	339%
Net investment income	948	1,099	(151)	(14)%
Fee and miscellaneous income	104	369	(265)	(72)%
Reserve adjustment on reinsurance ceded	7,158	(593)	7,751	1,307%
Other	212	274	(62)	(23)%
Total income	21,254	(4,217)	25,471	604%
Policyholder benefits	4,057	4,810	(753)	(16)%
Increase (decrease) in aggregate reserves for life and accident health policies and contracts	16,449	(8,139)	24,588	302%
Other insurance benefits, expenses and commissions	3,255	147	3,108	2,114%
Net transfers from separate accounts	(809)	(1,328)	519	39%
Total benefits and expenses	22,952	(4,510)	27,462	609%
Net (loss) gain from operations after dividends to policyholders and before federal income taxes and net realized capital (losses) gains	(1,698)	293	(1,991)	(680)%
Federal income tax benefit	(20)	(98)	78	80%
Net (loss) gain from operations before net realized capital (losses) gains	(1678)	391	(2,069)	(529)%
Net realized capital (losses) gains less capital gains tax and transfers to interest maintenance reserve	(17)	(8)	(9)	(113)%
Net (loss) income	$(1,695)	$383	$(2,078)	(543)%
The Company’s net income decreased by $2,078 million, or 543%, to $(1,695) million. The decrease was primarily due to the ceding commission paid to MassMutual. Excluding the MassMutual transaction, net income decreased from the prior year due to lower earnings in Individual Markets.
Premium income and annuity consideration increased by $18,198 million, or 339%, to $12,832 million primarily due to the initial reinsurance premium on the MassMutual transaction and non-recurrence of the initial reinsurance premium related to the Protective transaction, partially offset by higher reinsurance premiums ceded to CLIRBC.
Net investment income decreased by $151 million, or 14%, to $948 million primarily due to lower average invested assets due to the transfer of invested assets to Protective, partially offset by higher net investment income in Empower.
Fee income decreased by $265 million, or 72%, to $104 million primarily due to the transfer of non-insurance business to the Company's subsidiary, Empower Retirement, LLC and no fee income earned on the reinsured business in the current year.
The reserve adjustment on reinsurance ceded changed by $7,751 million, or 1,307%, to $7,158 million primarily due to an increase in amounts ceded to the Company's affiliate, CLIRBC.
Policyholder benefits decreased by $753 million, or 16%, to $4,057 million primarily due to no benefit expense in the current year on the business reinsured to Protective and decreases in general account and separate account surrender benefits in Empower.
Increase in aggregate reserves for life and accident health policies and contracts changed by $24,588 million, or 302%, to $16,449 million primarily due to reserves acquired from MassMutual and non-recurrence of the cession of reserves related to Protective transaction.
Other insurance benefits, expenses and commissions increased by $3,108 million, or 2,114%, to $3,255 million primarily related to the ceding commission paid to MassMutual, interest maintenance reserve acquired from MassMutual, and non-recurrence of favorable release of interest maintenance reserve related to the Protective transaction.
Net transfers from separate accounts changed by $519 million, or 39%, to $(809) million primarily due to lower separate account surrenders and net flows to the general account.

Federal tax benefit decreased by $78 million, or 80%, to $20 million in 2020 primarily due to non-recurrence of the acceleration of tax benefits related to the Protective transaction.
Year ended December 31, 2019, compared with the year ended December 31, 2018
The following is a summary of certain financial data of the Company:
	Year Ended December 31,		Increase (decrease)	Percentage change
Statement of Operations data (In millions)	2019	2018
Premium income and annuity consideration	$(5,366)	$7,593	$(12,959)	(171)%
Net investment income	1,099	1,307	(208)	(16)%
Fee and miscellaneous income	369	411	(42)	(10)%
Reserve adjustment on reinsurance ceded	(593)	(1,976)	1,383	70%
Other	274	30	244	813%
Total income	(4,217)	7,365	(11,582)	(157)%
Policyholder benefits	4,810	6,587	(1,777)	(27)%
(Decrease) increase in aggregate reserves for life and accident health policies and contracts	(8,139)	918	(9,057)	(987)%
Other insurance benefits, expenses and commissions	147	686	(539)	(79)%
Net transfers from separate accounts	(1,328)	(1,112)	(216)	(19)%
Total benefits and expenses	(4,510)	7,079	(11,589)	(164)%
Net gain from operations after dividends to policyholders and before federal income taxes and net realized capital gains	293	286	7	2%
Federal income tax (benefit) expense	(98)	(18)	(80)	(444)%
Net gain from operations before net realized capital gains	391	304	87	29%
Net realized capital gains less capital gains tax and transfers to interest maintenance reserve	(8)	11	(19)	(173)%
Net income	$383	$315	$68	22%
The Company’s net income increased by $68 million, or 22%, to $383 million. The increase was primarily due to higher federal income tax benefits.
Premium income and annuity consideration decreased by $(12,959) million, or 171%, to $(5,366) million primarily due to the initial reinsurance premium related to the Protective transaction and the non-recurrence of the initial reinsurance premium with LLIRC previously mentioned.
Net investment income decreased by $208 million, or 16%, to $1,099 million primarily due to lower average invested assets due to the transfer of invested assets to Protective.
Fee income decreased by $42 million, or 10%, to $369 million primarily due to the timing of the Protective transaction, which was partially offset by increases in asset-based variable fee income resulting from increased average asset levels, which were driven higher average equity market levels.
The reserve adjustment on reinsurance ceded changed by $1,383 million, or 70%, to $(593) million primarily due to the non-recurrence of the LLIRC reinsurance transactions.
Policyholder benefits decreased by $1,777 million, or 27%, to $4,810 million primarily due to decreases in general account and separate account surrender benefits and the timing of the Protective transaction.
Decrease in aggregate reserves for life and accident health policies and contracts changed by $9,057 million, or 987%, to ($8,139) million primarily due to the cession of reserves related to the Protective transaction.
Other insurance benefits, expenses and commissions decreased by $539 million, or 79%, to $147 million primarily related to the favorable release of interest maintenance reserve related to the Protective transaction.

Net transfers from separate accounts changed by $216 million, or 19%, to $1,328 million primarily due to lower separate account surrenders and the timing of the Protective transaction.
Federal tax benefit increased by $80 million to $98 million in 2019 primarily due to the acceleration of tax benefits related to the Protective transaction.
Individual Markets Segment Results of Operations
Year ended December 31, 2020, compared with the year ended December 31, 2019
The following is a summary of certain financial data of the Individual Markets segment:
	Year Ended December 31,		Increase (decrease)	Percentage change
Statement of Operations data (In millions)	2020	2019
Premium income and annuity consideration	$83	$(8,615)	$8,698	101%
Net investment income	295	507	(212)	(42)%
Fee and miscellaneous income	16	80	(64)	(80)%
Reserve adjustment on reinsurance ceded	(372)	(417)	45	11%
Other	138	240	(102)	(43)%
Total income	160	(8,205)	8,365	102%
Policyholder benefits	120	537	(417)	(78)%
(Decrease) increase in aggregate reserves for life and accident health policies and contracts	(123)	(8,650)	8,527	99%
Other insurance benefits, expenses and commissions	75	(369)	444	120%
Net transfers from separate accounts	(1)	125	(126)	(101)%
Total benefits and expenses	71	(8,357)	8,428	101%
Net gain from operations after dividends to policyholders and before federal income taxes and net realized capital (losses) gains	89	152	(63)	(41)%
Federal income tax expense (benefit)	2	(78)	80	103%
Net gain from operations before net realized capital (losses) gains	87	230	(143)	(62)%
Net realized capital (losses) gains less capital gains tax and transfers to interest maintenance reserve	(6)	(5)	(1)	(20)%
Net income	$81	$225	$(144)	(64)%
Net income for the Individual Markets segment decreased by $144 million, or 64%, to $81 million. The decrease was primarily due to no income earned in the current year on the business reinsured to Protective, lower federal income tax benefits and lower earnings on the retained business.
Premium income and annuity consideration increased by $8,698 million, or 101%, to $83 million primarily due to the non-recurrence of initial reinsurance premium related to the Protective transaction. Premium income and annuity consideration on the retained business was favorable to the prior year.
Net investment income decreased by $212 million, or 42%, to $295 million primarily due to lower average invested assets due to the transfer of invested assets to Protective.
Fee income decreased by $64 million, or 80%, to $16 million primarily due to no fee income earned in the current year on the business reinsured to Protective.
Other income decreased by $102 million, or 43%, to $138 million primarily due to lower ceding commission amortization.
Policyholder benefits decreased by $417 million, or 78%, to $120 million primarily due to no benefit expense on the business reinsured business to Protective in the current year. Policyholder benefits on the retained business increased primarily due to higher death benefits in the participating and reinsurance acquired lines of business.

Decrease in aggregate reserves for life and accident health policies and contracts changed by $8,527 million, or 99%, to ($123) million primarily due to the non-recurrence of the cession of reserves related to the Protective transaction.
Other insurance benefits, expenses, and commission changed by $444 million, or 120%, to $75 million primarily related to the non-recurrence of favorable release of interest maintenance reserve related to the Protective transaction.
Net transfers from separate accounts decreased by $126 million, or 101%, to $(1) million primarily relating to the timing of the Protective transaction.
Federal income tax expense changed by $80 million, or 103%, to $2 million primarily due to the non-recurrence of the acceleration of tax benefits related to the Protective transaction.
Year ended December 31, 2019, compared with the year ended December 31, 2018
The following is a summary of certain financial data of the Individual Markets segment:
	Year Ended December 31,		Increase (decrease)	Percentage change
Statement of Operations data (In millions)	2019	2018
Premium income and annuity consideration	$(8,615)	$5,662	$(14,277)	(252)%
Net investment income	507	754	(247)	(33)%
Fee and miscellaneous income	80	128	(48)	(38)%
Reserve adjustment on reinsurance ceded	(417)	(3,987)	3,570	90%
Other	240	32	208	650%
Total income	(8,205)	2,589	(10,794)	(417)%
Policyholder benefits	537	941	(404)	(43)%
(Decrease) increase in aggregate reserves for life and accident health policies and contracts	(8,650)	484	(9,134)	(1,887)%
Other insurance benefits, expenses and commissions	(369)	191	(560)	(293)%
Net transfers from separate accounts	125	819	(694)	(85)%
Total benefits and expenses	(8,357)	2,435	(10,792)	(443)%
Net gain from operations after dividends to policyholders and before federal income taxes and net realized capital gains	152	154	(2)	(1)%
Federal income tax benefit	(78)	—	(78)	100%
Net gain from operations before net realized capital gains	230	154	76	49%
Net realized capital gains less capital gains tax and transfers to interest maintenance reserve	(5)	6	(11)	(183)%
Net income	$225	$160	$65	41%
Net income for the Individual Markets segment increased by $65 million, or 41%, to $225 million. The increase was primarily due to higher federal income tax benefits.
Premium income and annuity consideration decreased by $14,277 million, or 252%, to $8,615 million primarily due to the initial reinsurance premium related to the Protective transaction and the non-recurrence of the LLIRC transaction. Excluding these items, premium income and annuity consideration decreased due to lower sales. Premium income and annuity consideration on the retained business was comparable to the prior year.
Net investment income decreased by $247 million, or 33%, to $507 million primarily due to lower average invested assets due to the transfer of invested assets to Protective.
Fee income decreased by $48 million, or 38%, to $80 million primarily related to the timing of the Protective transaction, which was partially offset by increases in asset-based variable fee income resulting from increased average asset levels, which were driven by higher average equity market levels.
The reserve adjustment on reinsurance ceded changed by $3,570 million, or 90%, to $3,987 million primarily due to the non-recurrence of the LLIRC reinsurance transaction.

Policyholder benefits decreased by $404 million, or 43%, to $537 million primarily relating to the timing of the Protective transaction. Policyholder benefits on the retained business increased primarily due to higher death benefits in the participating line of business, partially offset by lower death benefits in reinsurance acquired.
Decrease in aggregate reserves for life and accident health policies and contracts changed by $9,134 million, or 1,887%, to ($8,650) million primarily due to the cession of reserves related to the Protective transaction.
Other insurance benefits, expenses, and commission decreased by $560 million, or 293%, to ($369) million primarily related to the favorable release of interest maintenance reserve related to the Protective transaction.
Net transfers from separate accounts decreased by $694 million, or 85%, to $125 million primarily relating to the timing of the Protective transaction.
Federal tax benefit increased by $78 million, or 100%, to $78 million primarily due to the acceleration of tax benefits related to the Protective transaction.
Empower Retirement Segment Results of Operations
Year ended December 31, 2020, compared with the year ended December 31, 2019
The following is a summary of certain financial data of the Empower Retirement segment:
	Year Ended December 31,		Increase (decrease)	Percentage change
Statement of Operations data (In millions)	2020	2019
Premium income and annuity consideration	$12,749	$3,249	$9,500	292%
Net investment income	630	582	48	8%
Fee and miscellaneous income	81	278	(197)	(71)%
Reserve adjustment on reinsurance ceded	7,530	(176)	7,706	4,378%
Other	74	34	40	118%
Total income	21,064	3,967	17,097	431%
Policyholder benefits	3,937	4,273	(336)	(8)%
Increase in aggregate reserves for life and accident health policies and contracts	16,572	511	16,061	3,143%
Other insurance benefits, expenses and commissions	3,182	509	2,673	525%
Net transfers from separate accounts	(808)	(1,453)	645	44%
Total benefits and expenses	22,883	3,840	19,043	496%
Net (loss) gain from operations after dividends to policyholders and before federal income taxes and net realized capital gains	(1,819)	127	(1,946)	(1,532)%
Federal income tax benefit	(22)	(20)	(2)	(10)%
Net (loss) gain from operations before net realized capital gains	(1,797)	147	(1,944)	(1,322)%
Net realized capital (losses) gains less capital gains tax and transfers to interest maintenance reserve	(11)	(3)	(8)	(267)%
Net (loss) income	$(1,808)	$144	$(1,952)	(1,356)%
Net income for the Empower Retirement segment decreased by $1,952 million, or 1,356%, to $(1,808) million. The decrease was primarily due to the ceding commission paid to MassMutual.
Premium income and annuity consideration increased by $9,500 million, or 292% to $12,749 million primarily due to the initial reinsurance premium on the MassMutual transaction and transfers into the general account from Empower recordkeeping participants, partially offset by higher reinsurance premiums ceded to CLIRBC.
Fee income decreased by $197 million, or 71%, to $81 million primarily due to the transfer of non-insurance business to the Company's subsidiary, Empower Retirement, LLC.

Reserve adjustment on reinsurance ceded changed by $7,706 million, or 4,378%, to $7,530 million primarily due to an increase in amounts ceded to the Company's affiliate, CLIRBC.
Other income increased $40 million, or 118%, to $74 million, primarily due to amortization of transactional IMR related to the MassMutual transaction.
Policyholder benefits decreased by $336 million or 8% to $3,937 million primarily due to decreases in general account and separate account surrender benefits.
Increase in aggregate reserves for life and accident health policies and contracts increased by $16,061 million, or 3,143%, to $16,572 million primarily due to reserves acquired from MassMutual and transfers into the general account from Empower recordkeeping participants.
Other insurance benefits, expenses, and commissions increased by $2,673 million, or 525%, to $3,182 million primarily due to the ceding commission paid to MassMutual and interest maintenance reserve acquired from MassMutual
Net transfers from separate accounts changed by $645 million, or 44% to $(808) million primarily due to lower separate account surrenders and net flows to the general account.
Year ended December 31, 2019, compared with the year ended December 31, 2018
The following is a summary of certain financial data of the Empower Retirement segment:
	Year Ended December 31,		Increase (decrease)	Percentage change
Statement of Operations data (In millions)	2019	2018
Premium income and annuity consideration	$3,249	$1,931	$1,318	68%
Net investment income	582	537	45	8%
Fee and miscellaneous income	278	272	6	2%
Reserve adjustment on reinsurance ceded	(176)	2,011	(2,187)	(109)%
Other	34	(2)	36	1,800%
Total income	3,967	4,749	(782)	(16)%
Policyholder benefits	4,273	5,646	(1,373)	(24)%
Increase in aggregate reserves for life and accident health policies and contracts	511	434	77	18%
Other insurance benefits, expenses and commissions	509	475	34	7%
Net transfers from separate accounts	(1,453)	(1,931)	478	25%
Total benefits and expenses	3,840	4,624	(784)	(17)%
Net gain from operations after dividends to policyholders and before federal income taxes and net realized capital gains	127	125	2	2%
Federal income tax (benefit) expense	(20)	(23)	3	13%
Net gain from operations before net realized capital gains	147	148	(1)	(1)%
Net realized capital gains less capital gains tax and transfers to interest maintenance reserve	(3)	5	(8)	(160)%
Net income	$144	$153	$(9)	(6)%
Net (loss) income for the Empower Retirement segment decreased by $9 million, or 6%, to $144 million. The decrease was primarily due to increased realized capital losses.
Premium income and annuity consideration increased by $1,318 million, or 68%, to $3,249 million primarily due to the non-recurrence of the initial reinsurance premium with LLIRC previously mentioned. Excluding the LLIRC reinsurance transactions, premium income increased due to general account sales.
Reserve adjustment on reinsurance ceded changed by $2,187 million, or 109%, to ($176) million primarily due to the non-recurrence of the LLIRC reinsurance transactions.

Policyholder benefits decreased by $1,373 million, or 24%, to $4,273 million primarily due to decreases in general account and separate account surrender benefits.
Net transfers from separate accounts changed by $478 million, or 25%, to $1,453 million primarily due to lower separate account surrenders.
Other Segment Results of Operations
Year ended December 31, 2020, compared with the year ended December 31, 2019
The following is a summary of certain financial data of the Other segment:
	Year Ended December 31,		Increase (decrease)	Percentage change
Statement of Operations data (In millions)	2020	2019
Net investment income	$23	$10	$13	130%
Fee and miscellaneous income	7	11	(4)	(36)%
Total income	30	21	9	43%
Other expenses and commissions	(2)	7	(9)	(129)%
Total benefits and expenses	(2)	7	(9)	(129)%
Net gain from operations after dividends to policyholders and before federal income taxes and net realized capital gains	32	14	18	129%
Federal income tax expense	—	—	—	—
Net income	$32	$14	$18	129%
Net income of $32 million for the Other segment increased by $18 million, from $14 million. The increase was primarily due to higher net investment income and lower operating expenses.
Year ended December 31, 2019, compared with the year ended December 31, 2018
The following is a summary of certain financial data of the Other segment:
	Year Ended December 31,		Increase (decrease)	Percentage change
Statement of Operations data (In millions)	2019	2018
Net investment income	$10	$16	$(6)	(38)%
Fee and miscellaneous income	11	11	—	—
Total income	21	27	(6)	(22)%
Other expenses and commissions	7	20	(13)	(65)%
Total benefits and expenses	7	20	(13)	(65)%
Net gain from operations after dividends to policyholders and before federal income taxes and net realized capital gains	14	7	7	100%
Federal income tax expense (benefit)	—	5	(5)	(100)%
Net income	$14	$2	$12	600%
Net income of $14 million for the Other segment increased by $12 million, from $2 million. The increase was primarily due to lower operating expenses and federal income tax expense, partially offset by the non-recurrence of net investment income related to a one-time interest rate swap gain in the prior period.
Investment Operations
The Company’s primary investment objective is to acquire assets with duration and cash flow characteristics reflective of its liabilities, while meeting industry, size, issuer and geographic diversification standards. Formal liquidity and credit quality parameters have also been established.

The Company follows rigorous procedures to control interest rate risk and observes strict asset and liability matching guidelines. These guidelines ensure that even under changing market conditions, the Company’s assets should meet the cash flow and income requirements of its liabilities. Using dynamic modeling to analyze the effects of a range of possible market changes upon investments and policyholder benefits, the Company works to ensure that its investment portfolio is appropriately structured to fulfill financial obligations to its policyholders.
The following table presents the percentage distribution of the carrying values of the Company’s general account investment portfolio:
	December 31,
(In millions)	2020		2019
Bonds	$25,712	66.7%	$13,804	62.2%
Preferred stock	120	0.3%	—	—
Common stock	224	0.6%	145	0.7%
Mortgage loans	4,124	10.7%	2,693	12.1%
Real estate	44	0.2%	45	0.1%
Contract loans	3,874	10.1%	3,995	18.0%
Cash, cash equivalents and short-term investments	3,471	9.0%	818	3.7%
Securities lending collateral assets	207	0.5%	303	1.4%
Other invested assets	750	1.9%	403	1.8%
Total cash and invested assets	$38,526	100.0%	$22,206	100.0%
Bonds
Bonds include public and privately placed corporate bonds, government bonds, and mortgage-backed and asset-backed securities. Included in bonds are perpetual debt investments which primarily consist of junior subordinated debt instruments that have no stated maturity date but pay fixed or floating interest in perpetuity. The Company’s strategy related to mortgage-backed and asset-backed securities is to focus on those investments with low prepayment risk and minimal credit risk.
Private placement investments are generally less marketable than publicly traded assets, yet they typically offer enhanced covenant protection that allows the Company, if necessary, to take appropriate action to protect its investment. The Company believes that the cost of the additional monitoring and analysis required by private placement investments is more than offset by their enhanced yield.
One of the Company’s primary objectives is to ensure that its bond portfolio is maintained at a high average credit quality to limit credit risk. All securities are internally rated by the Company on a basis intended to be similar to that of independent external rating agencies.
The percentage distribution of the book adjusted carrying value of the Company’s long-term bond portfolio by NAIC designation is summarized as follows:
	December 31,
NAIC Designations	2020	2019
NAIC 1	55.5%	70.1%
NAIC 2	41.9%	28.7%
NAIC 3 through 6	2.6%	1.2%
Total	100.0%	100.0%
The percentage distribution of the book adjusted carrying value of the industrial and miscellaneous category of the long-term bond portfolio, calculated as a percentage of total bonds, is summarized as follows:

	December 31,
Sector	2020	2019
Finance	21.1%	20.1%
Consumer	15.0%	10.6%
Utility	12.5%	11.3%
Other	10.7%	8.5%
Natural resources	6.7%	5.0%
Transportation	4.0%	2.6%
Mortgage Loans
The Company’s mortgage loans are comprised primarily of domestic commercial collateralized loans. The mortgage loan portfolio is diversified with regard to geographical markets and commercial mortgage property types. The Company originates, directly or through correspondents, or acquires mortgages in the secondary market with the intent to hold to maturity. The Company’s portfolio includes loans which are fully amortizing, amortizing with a balloon balance at maturity, interest only to maturity, and interest only for a number of years followed by an amortizing period.
Derivatives
The Company uses certain derivatives, such as futures, swaps, forwards, and interest rate swaptions, for purposes of managing the interest rate, foreign currency exchange rate, and equity market risks impacting the Company’s business. These derivatives, when taken alone, may subject the Company to varying degrees of market and credit risk; however, since used for hedging purposes, these instruments are intended to reduce risk. Derivatives that qualify for hedge accounting treatment are valued using the valuation method (either amortized cost or fair value) consistent with the underlying hedged asset or liability. At inception of a derivative transaction, the hedge relationship and risk management objective is documented and the designation of the derivative is determined based on specific criteria of the transaction. Derivatives where hedge accounting is either not elected or that are not eligible for hedge accounting are stated at fair value with changes in fair value recognized in unassigned surplus in the period of change. Investment gains and losses generally result from the termination of derivative contracts prior to expiration and are generally recognized in net income and may be subject to IMR. For derivative instruments where hedge accounting is either not elected or the transactions are not eligible for hedge accounting, changes in interest rates, foreign currencies, or equity markets may generate derivative gains or losses which may cause the Company to experience volatility in capital and surplus. The Company controls the credit risk of its over-the-counter derivative contracts through credit approvals, limits, monitoring procedures, and in most cases, requiring collateral. Risk of loss is generally limited to the portion of the fair value of derivative instruments that exceeds the value of the collateral held and not to the notional or contractual amounts of the derivatives.
Investment Yield
Net investment income includes interest income, dividends, the amortization of premiums, discounts and origination fees.
To analyze investment performance, the Company excludes net investment income related to derivative instruments in order to assess underlying profitability and results from ongoing operations. Net investment income performance is summarized as follows:
	Year Ended December 31,
(In millions)	2020	2019	2018
Net investment income	$948	$1,099	$1,307
Less:
Net investment income from derivative instruments	19	17	16
Net investment income excluding derivative investments	$929	$1,082	$1,291
Average invested assets, at amortized cost	24,462	25,002	29,252
Yield on average invested assets	3.80%	4.34%	4.41%
The yield on average invested assets decreased in 2020 when compared to 2019. The yield on average invested assets decreased in 2019 when compared to 2018.

Liquidity and Capital Resources
Liquidity refers to a company’s ability to generate sufficient cash flows to meet the short-term needs of its operations. The Company manages its operations to create stable, reliable, and cost-effective sources of cash flows to meet all of its obligations.
The principal sources of the Company’s liquidity are premiums and contract deposits, fees, investment income, and investment maturities and sales. Funds provided from these sources are reasonably predictable and normally exceed liquidity requirements for payment of policy benefits, payments to policy and contractholders in connection with surrenders and withdrawals, and general expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. A primary liquidity concern regarding cash flows from operations is the risk of early policyholder and contractholder withdrawals. A primary liquidity concern regarding investment activity is the risk of defaults and market volatility.
In addition, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper or other debt instruments.
Management believes that the liquidity profile of its assets is sufficient to satisfy the short-term liquidity requirements of reasonably foreseeable scenarios.
Generally, the Company has met its operating requirements by utilizing cash flows from operations and maintaining appropriate levels of liquidity in its investment portfolio. Liquidity for the Company has remained strong, as evidenced by the amounts of short-term investments and cash and cash equivalents that totaled $3,471 million and $818 million as of December 31, 2020 and 2019, respectively. In addition, 97% and 99% of the bond portfolio carried an investment grade rating at December 31, 2020 and 2019, respectively, which provides liquidity to the Company’s overall investment portfolio.
The Company continues to be well capitalized with sufficient borrowing capacity. Additionally, the Company anticipates that cash on hand and expected net cash generated by operating activities will exceed the forecasted needs of the business over the next 12 months. The Company’s financial strength provides the capacity and flexibility to enable it to raise funds in the capital markets through the issuance of commercial paper. The Company had $99 million and $100 million of commercial paper outstanding as of December 31, 2020 and 2019, respectively. The commercial paper has been given a rating of A-1+ by Standard & Poor’s Ratings Services and a rating of P-1 by Moody’s Investors Service, each being the highest rating available. The Company’s issuance of commercial paper is not used to fund daily operations and does not have a significant impact on the Company’s liquidity.
The Company also has available a revolving credit facility agreement with U.S. Bank, which expires on March 1, 2023, in the amount of $50 million for general corporate purposes. The Company had no borrowings under this credit facility as of or during the year ended December 31, 2020. The Company does not anticipate the need for borrowings under this facility and the loss of its availability would not significantly impact its liquidity.
The Company is a member of the Federal Home Loan Bank of Topeka which provides access to billions of low-cost funding dollars to banks, credit unions, insurance companies and community development financial institutions in the United States. At December 31, 2020, the Company had an estimated borrowing capacity of approximately $2,500 million. No amounts were borrowed as of December 31, 2020.
Capital resources provide protection for policyholders and financial strength to support the underwriting of insurance risks and allow for continued business growth. The amount of capital resources that may be needed is determined by the Company’s senior management and Board of Directors, as well as by regulatory requirements. The allocation of resources to new long-term business commitments is designed to achieve an attractive return, tempered by considerations of risk and the need to support the Company’s existing business.
Risk-based capital (“RBC”) is a regulatory tool for measuring the minimum amount of capital appropriate for a life, accident and health organization to support its overall business operations in consideration of its size and risk profile. The Division requires the Company to maintain minimum capital and surplus equal to the company action level as calculated in the RBC model. The Company exceeds the required amount.
Off-Balance Sheet Arrangements
The Company makes commitments to fund partnership interests, mortgage loans, and other investments in the normal course of its business. The amounts of these unfunded commitments at December 31, 2020 and 2019 were $499 million and $132 million, respectively. The precise timing of the fulfillment of the commitment cannot be predicted; however, these amounts may be required to be paid within one year of the dates indicated. There are no other obligations or liabilities arising from such arrangements that are reasonably likely to become material.
The Company participates in a short-term reverse repurchase program for the purpose of enhancing the total return on its investment portfolio. This type of transaction involves the purchase of securities with a simultaneous agreement to sell similar securities at a future date at an agreed-upon price. In exchange, the counterparty financial institutions put non-cash collateral on deposit with a third-party custodian on behalf of the Company. The amount of securities purchased in connection with these transactions was $3 million and $3 million at December 31, 2020 and 2019, respectively. Non-cash collateral on deposit with the third-party custodian on the Company’s behalf was $3 million at December 31, 2020 and 2019 which cannot be sold or re-pledged and which has not been recorded on the Statement of Admitted Assets, Liabilities, Capital and Surplus. Collateral related to the reverse repurchase agreements generally consists of U.S. government or U.S. government agency securities.
The Company enters into derivative transactions to manage various risks, including interest rate and foreign currency exchange risk associated with its invested assets and liabilities. Derivatives in a net asset position may have cash or securities pledged as collateral to the Company in accordance with the collateral support agreements with the counterparty. Securities pledged to the Company were $18 million and $19 million at December 31, 2020 and 2019, respectively, are held in a custodial account for the benefit of the Company, and generally consist of U.S. government or U.S. government agency securities. These securities have not been recorded on the Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus.
The Company, as lessee, has entered into various lease and sublease agreements primarily for the rental of office space.
The Company maintains a corporate credit facility agreement in the amount of $50 million for general corporate purposes. The Company had no borrowings under the credit facility either at or during the years ended December 31, 2020 and 2019.
In addition, the Company has other letters of credit with a total amount of $9 million, renewable annually for an indefinite period of time.
Contractual Obligations
The following table summarizes the Company’s major contractual obligations at December 31, 2020:
	Payment due by period
(in thousands)	Less than one year	One to three years	Three to five years	More than five years	Total
Aggregate reserves (1)	$4,921,560	$6,233,137	$4,514,519	$36,782,487	$52,451,703
Related party long-term debt - principal (2)	—	—	527,500	358,219	885,719
Related party long-term debt - interest (3)	23,965	47,931	46,269	381,066	499,231
Investment purchase obligations (4)	492,805	—	1,125	5,000	498,930
Operating leases (5)	6,488	6,961	5,999	19,145	38,593
Other liabilities (6)	5,241	41,113	10,066	27,882	84,302
Total	$5,450,059	$6,329,142	$5,105,478	$37,573,799	$54,458,478
(1) Aggregate reserves, and policy and contract claims - The Company has estimated payments to be made to policy and contract holders for future policy benefits. Insurance and investment contract liabilities include various investment-type products with contractually scheduled maturities, including periodic payments of a term certain nature. However, a significant portion of policy benefits and claims to be paid do not have stated contractual maturity dates and ultimately may not result in any payment obligation.
Estimated future policyholder obligations have been developed in accordance with industry accepted actuarial standards based upon the estimated timing of cash flows related to the policies or contracts, the Company’s historical experience and its expectation of future payment patterns. Management has incorporated significant assumptions in developing these estimates, many of which are outside of the Company’s control and include assumptions relating to mortality, morbidity, policy renewals and terminations, retirement, inflation, disability recovery rates, investment returns, future interest credited rate levels, policy loans, future premium receipts on current policies in-force, and other contingent events as may be appropriate to the respective product type. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results.

The amounts presented in the table above are undiscounted as to interest. Accordingly, the sum of the estimated cash payment presented significantly exceeds the liability amount on the Company’s Statement of Admitted Assets, Liabilities, Capital and Surplus principally due to the time value of money.
Separate account liabilities have been excluded from the table above. Separate account obligations are legally insulated from general account assets. Separate account liabilities represent funds maintained by the Company to meet the specific investment objectives of the contract holders who bear the related investment risk. It is generally expected that the separate account liabilities will be fully funded by the separate account assets.
(2) Related party long-term debt principal - Represents contractual maturities of principal due to the Company’s parent, GWL&A Financial, under the terms of three long-term surplus notes. The amounts shown in this table differ from the amounts included in the Company’s Statement of Admitted Assets, Liabilities, Capital and Surplus because the amounts shown above do not consider the discount upon the issuance of one of the surplus notes.
(3) Related party long-term debt interest - Three long-term surplus notes bear interest at a fixed rate through maturity. The interest payments shown in this table are calculated based upon the contractual rates in effect on December 31, 2020, and do not consider the impact of future interest rate changes.
(4) Investment purchase obligations - The Company makes commitments to fund partnership interests, mortgage loans, and other investments in the normal course of its business. As the timing of the fulfillment of the commitment to fund partnership interests cannot be predicted, such obligations are presented in the less than one year category. The timing of the funding of mortgage loans is based on the expiration date of the commitment.
(5) Operating leases - The Company is obligated to make payments under various non-cancelable operating leases, primarily for office space. Contractual provisions exist that could increase the lease obligations presented, including operating expense escalation clauses. Management does not consider the impact of any such clauses to be material to the Company’s operating lease obligations. Rent expense for the years ended December 31, 2020, 2019 and 2018 were $25,324, $33,473 and $27,768 respectively.
From time to time, the Company enters into agreements or contracts, including capital leases, to purchase goods or services in the normal course of its business. However, these agreements and contracts are not material and are excluded from the table above.
(6) Other liabilities - Other liabilities include those other liabilities which represent contractual obligations not included elsewhere in the table above. If the timing of the payment of any other liabilities was sufficiently uncertain, the amounts were included in the less than one year category. Other liabilities presented in the table above include:
•Liabilities under reinsurance arrangements
•Statutory state escheat liabilities
•Expected contributions to the Company’s supplemental executive retirement plan through 2023
•Unrecognized tax benefits
•Miscellaneous purchase obligations to acquire goods and services
•Personal Capital Corporation contingent payment consideration
As part of the Personal Capital Corporation acquisition, the Company included contingent consideration based on the potential achievement of certain key metrics. An initial contingent consideration earn-out value of $20 million represents management’s best estimate, and it could be up to $175 million based on the achievement of growth in assets under management metrics defined in the Merger Agreement, payable following measurements through December 31, 2021 and December 31, 2022.
Application of Recent Accounting Pronouncements
See Note 2 to the accompanying financial statements for a further discussion of the application of recent accounting pronouncements.
Quantitative and Qualitative Disclosures About Market Risk
The Company has established processes and procedures to effectively identify, monitor, measure, and manage the risks associated with its invested assets and its interest rate sensitive insurance and annuity products. Management has identified investment portfolio management, including the use of derivative instruments, insurance and annuity product design, and asset/liability management as three critical means to accomplish a successful risk management program.
The major risks to which the Company is exposed include the following:

•Market risk - the potential of loss arising from adverse fluctuations in interest rates and equity market prices and the levels of their volatility.
•Insurance risk - the potential of loss resulting from claims, persistency, and expense experience exceeding that assumed in the liabilities held.
•Credit risk - the potential of loss arising from an obligor’s failure to meet its obligations to the Company.
•Operational and corporate risk - the potential of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from other external events.
Market Risk
The Company’s exposure to interest rate changes results from its significant holdings of floating rate debt, bonds, mortgage loans, and interest rate sensitive liabilities. The bonds primarily consist of direct obligations of the U.S. government and its agencies, direct obligations of U.S. states and their subdivisions, corporate debt securities, and asset-backed and mortgage-backed securities. All of these investments are exposed to changes in interest rates. Interest rate sensitive product liabilities, primarily those liabilities associated with universal life insurance contracts and annuity contracts, have the same type of interest rate risk exposure as bonds and mortgage loans.
To reduce interest rate risk, the Company performs periodic projections of asset and liability cash flows in order to evaluate the interest rate sensitivity of its bonds and its product liabilities to interest rate movements. For determinate liabilities, i.e. liabilities with stable, predictable cash flows on products that can’t be repriced (for example, certificate annuities and payout annuities), asset/liability cash flow mismatches are monitored and the asset portfolios are rebalanced as necessary to keep the mismatches within tolerance limits. For these determinate liabilities, the investment policy predominantly requires assets with stable, predictable cash flows so that changes in interest rates will not cause changes in the timing of asset cash flows resulting in mismatches. For indeterminate liabilities, i.e. liabilities that have less predictable cash flows but that can be repriced (for example, portfolio annuities), the potential mismatch of assets and liabilities is tested under a wide variety of interest rate scenarios. The potential cost of this mismatch is calculated. If the potential cost is considered to be too high, actions considered would include rebalancing the asset portfolio and/or purchasing derivatives that reduce the risk as part of the hedging strategy program discussed below. For each major block of indeterminate liabilities, the asset and liability positions are reviewed in senior management meetings to proactively recommend changes in the current investment strategy and/or a rebalance of the asset portfolio.
The Company has strict operating policies which prohibit the use of derivative instruments for speculative purposes, permit derivative transactions only with approved counterparties, specify limits on concentration of risk, and provide requirements of reporting and monitoring systems. The Company supports a hedging strategy program that consists of the use of various derivative instruments including futures, interest rate swaps, and options such as interest rate swaptions. Derivative strategies include the following:
•Futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price.
•Interest rate swaps involve the periodic exchange of cash flows with third parties at specified intervals calculated using agreed upon rates or other financial variables.
•Option contracts grant the purchaser, in consideration for the payment of a premium, the right to either purchase from or sell to the issuer a financial instrument at a specified price within a specified time period or on a stated date. Interest rate swaptions grant the purchaser the right to enter into a swap with predetermined fixed-rate payments over a predetermined time period on the exercise date.
The Company has estimated the possible effects of interest rate changes at December 31, 2020. If interest rates increased by 100 basis points (1.00%), the December 31, 2020 fair value of the fixed income assets in the general account would decrease by approximately $2.4 billion. If interest rates decreased by 100 basis points (1.00%), the December 31, 2020 fair value of the fixed income assets in the general account would increase by approximately $2.0 billion. These calculations use projected asset cash flows, discounted back to December 31, 2020. The cash flow projections are shown in the table below. The table below shows cash flows rather than expected maturity dates because many of the Company’s assets have substantial expected principal payments prior to the final maturity date. The fair value shown in the table below was calculated using spot discount interest rates that varied by the year in which the cash flows are expected to be received. The spot rates in the benchmark calculation range from 0.100% to 3.164%.

Projected cash flows by calendar years (In millions)	Benchmark	Interest rate increase one percent	Interest rate decrease one percent
2021	$3,335	$3,265	$3,476
2022	3,223	3,201	3,282
2023	3,828	3,817	3,857
2024	3,776	3,775	3,796
2025	4,561	4,542	4,536
Thereafter	25,813	26,093	25,433
Undiscounted total	$44,536	$44,694	$44,379
Fair value	$39,041	$36,683	$40,995
The Company administers separate account variable annuities and provides other investment and retirement services where fee income is earned based upon a percentage of account balances. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general market conditions. There is a market risk of lower fee income if equity markets decline. If equity markets were to decline by 10% from benchmark levels at December 31, 2020, the Company’s associated net fee income after payment of subadvisor fees in 2020 would decline by approximately $7 million.
The Company’s surplus assets include equity investments, primarily partnership interests. There is a market risk of lower asset values if equity markets decline. If equity markets were to decline by 10%, the Company would have an additional unrealized loss of approximately $9.9 million on equity investments. This unrealized loss would not impact statutory net income but would reduce capital and surplus.
The Company has sold variable annuities with various forms of GMDB and GLWB. The Company is required to hold future policy benefit liabilities for these guaranteed benefits. If equity markets were to decline by 10%, the liability for GMDB and GLWB would increase by approximately $0.14 million. The Company’s assets backing the dynamic hedging program for the GLWB product would be expected to decrease $0.3 million. Therefore the net impact to variable annuities with various forms of guarantees for a 10% decline in the equity markets is estimated to be $0.4 million increase.
Insurance Risk
The Company manages the risks associated with its insurance and other contractual liabilities through the use of actuarial modeling techniques. These techniques utilize significant assumptions including morbidity, mortality, persistency, expenses, and the cash flow stream of benefit payments. Through these techniques, the Company attempts to match the anticipated cash flow streams of its invested assets with the anticipated cash flow streams of its insurance and other contractual obligations. The cash flows associated with determinate policy liabilities are not interest rate sensitive but will vary based upon the timing and amount of benefit payments. The primary risks associated with these liabilities are that the benefits will exceed those anticipated in the actuarial modeling or that the actual timing of the payment of benefits will differ from what was anticipated.
The Company utilizes reinsurance programs to control its exposure to general insurance risks. Reinsurance agreements do not relieve the Company from its direct obligations to its insured. However, an effective reinsurance program limits the Company’s exposure to potentially large losses. The failure of reinsurers to honor their obligations could result in losses to the Company. To manage this risk, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk relative to the reinsurers in order to minimize its exposure to significant losses from reinsurer insolvencies.
Credit Risk
Credit risk is the risk the Company assumes if its debtors, customers, reinsurers, or other counterparties and intermediaries may fail to pay their contractual obligations when they come due and may manifest itself through the downgrading of credit ratings of counterparties. It is the Company’s policy to acquire only investment grade assets to enable it to provide for future policy obligations and to minimize undue concentrations of assets in any single geographic area, industry, or entity. To minimize this risk, management regularly reviews the credit ratings of the entities in which the Company invests. These credit ratings are internally derived by the Company, taking into consideration ratings from several external credit rating agencies.

Operational and Corporate Risk
The Company manages and mitigates internal operational risk through integrated and complementary policies, procedures, processes, and practices. Human Resources hiring practices, performance evaluations and promotion, and compensation practices are designed to attract, retain and develop the skilled personnel required. A comprehensive job evaluation process is in place and training and development programs are supported. Each business area provides training designed for its specific needs and has developed internal controls for significant processes. Processes and controls are monitored and redefined by the business areas and subject to review by the Company’s internal audit staff. The Company applies a robust project management discipline to all significant initiatives.
Appropriate security measures protect premises and information. The Company has emergency procedures in place for short-term incidents and is committed to maintaining business continuity and disaster recovery plans at every business location for the recovery of critical functions in the event of a disaster, including offsite data backup and work facilities. The Company maintains various corporate insurance coverages such as property, general liability, excess liability, automobile liability, workers’ compensation, financial institution bonds, other regulatory bonds, and professional liability insurance to protect its owned property assets and to insure against certain third-party liabilities.
The Company’s businesses are subject to various regulatory requirements imposed by regulation or legislation applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries. Material changes in the regulatory framework or the failure to comply with legal and regulatory requirements could have a material adverse effect on the Company. The Company monitors compliance with legal and regulatory requirements in all jurisdictions in which it conducts business and assesses trends in legal and regulatory change to keep business areas current and responsive.
In the course of its business activities, the Company may be exposed to the risk that some actions may lead to damaging its reputation and hence damage its future business prospects. These actions may include unauthorized activities of employees or others associated with the Company, inadvertent actions of the Company that become publicized and damage its reputation, regular or past business activities of the Company that become the subject of regulatory or media scrutiny or litigation and, due to a change of public perception, cause damage to the Company. To manage or mitigate this risk, the Company has ongoing controls to limit the unauthorized activities of people associated with it. The Company has adopted a Code of Business Conduct and Ethics which sets out the standards of business conduct to be followed by all of its directors, officers, and employees.